FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Argent Securities Inc.	0001239602
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 30, 2003, Series 2003-W1	333-105957

Name of Person Filing the Document
(If Other than the Registrant)

03026143

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 1, 2003

ARGENT SECURITIES INC.

By: [signature]
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

1. Summary Statistics

Number of Mortgage Loans: 4,262
Aggregate Principal Balance ($): 708,117,282
Weighted Average Current Mortgage Rate (%): 7.422
Non-Zero Weighted Average Margin (%): 6.400
Non-Zero Weighted Average Maximum Rate (%): 13.644
Weighted Average Stated Original Term (months): 356
Weighted Average Stated Remaining Term (months): 355
Weighted Average Seasoning (months): 1
Weighted Average Original LTV (%): 83.80
% First Liens: 100.00
% Owner Occupied: 92.99
% Purchase: 24.27
% Full Doc: 66.11
Non-Zero Weighted Average Credit Score: 612

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2. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Fixed - 15 Year	64	9,048,935	1.28	6.642	179	64.87	620
Fixed - 20 Year	40	6,232,526	0.88	6.7	239	72.99	624
Fixed - 30 Year	888	161,009,419	22.74	6.759	359	80.78	637
ARM - 2 Year/6 Month	3,026	489,365,750	69.11	7.676	358	85.39	604
ARM - 3 Year/6 Month	244	42,460,652	6	7.28	359	82.57	607
Total:	**4,262**	**708,117,282**	**100**	**7.422**	**355**	**83.8**	**612**

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3. Range of Gross Interest Rates (%)

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
5.000 - 5.999	99	19,864,987	2.81	5.713	355	79.62	637
6.000 - 6.999	1,311	242,928,921	34.31	6.587	351	80.7	631
7.000 - 7.999	1,564	261,503,159	36.93	7.488	357	85.88	611
8.000 - 8.999	1,027	150,446,292	21.25	8.466	359	85.54	589
9.000 - 9.999	259	33,044,550	4.67	9.279	359	84.8	573
10.000 - 10.999	2	329,373	0.05	10.626	359	74.22	568
Total:	**4,262**	**708,117,282**	**100**	**7.422**	**355**	**83.8**	**612**

Minimum: 5.100
Maximum: 10.700
Weighted Average: 7.422

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4. Range of Principal Balances at Origination ($)

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	905	72,985,537.00	10.3
100,000.01 - 150,000.00	1,113	138,717,742.00	19.58
150,000.01 - 200,000.00	910	158,424,326.00	22.36
200,000.01 - 250,000.00	728	162,820,446.00	22.98
250,000.01 - 300,000.00	428	117,342,684.00	16.56
300,000.01 - 350,000.00	146	45,565,570.00	6.43
350,000.01 - 400,000.00	20	7,449,274.00	1.05
400,000.01 - 450,000.00	8	3,331,500.00	0.47
450,000.01 - 500,000.00	4	1,925,500.00	0.27
Total:	**4,262**	**708,562,579.00**	**100**

Minimum: 60,000.00
Maximum: 500,000.00
Average: 166,251.19

Total: 708,562,579.00

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5. Range of Cut-off Date Principal Balances ($)

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
50,001 - 75,000	329	22,284,939	3.15	8.036	351	81.16	600
75,001 - 100,000	576	50,660,473	7.15	7.79	350	83.23	608
100,001 - 125,000	569	63,957,447	9.03	7.723	355	83.94	607
125,001 - 150,000	546	74,980,568	10.59	7.586	357	84.47	613
150,001 - 175,000	476	77,353,682	10.92	7.491	356	82.28	605
175,001 - 200,000	432	80,671,789	11.39	7.46	355	83.29	610
200,001 - 225,000	413	87,935,873	12.42	7.218	355	82.41	612
225,001 - 250,000	315	74,776,420	10.56	7.178	355	84.38	619
250,001 - 275,000	228	59,624,901	8.42	7.184	358	85.14	616
275,001 - 300,000	201	57,937,383	8.18	7.19	358	85.2	613
300,001 - 325,000	136	42,187,991	5.96	7.161	355	85.76	624
325,001 - 350,000	9	3,044,674	0.43	7.137	359	89.01	630
350,001 - 375,000	12	4,357,140	0.62	7.906	360	86.96	637
375,001 - 400,000	8	3,089,937	0.44	7.766	359	93.75	650
400,001 - 425,000	5	2,037,420	0.29	6.934	360	76.23	638
425,001 - 450,000	3	1,292,714	0.18	8.494	359	66.93	554
450,001 - 475,000	2	926,109	0.13	6.925	359	87.48	612
475,001 - 500,000	2	997,823	0.14	7.75	359	80.06	654
Total:	**4,262**	**708,117,282**	**100**	**7.422**	**355**	**83.8**	**612**

Minimum: 59,948
Maximum: 499,000
Average: 166,147

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6. Range of Stated Original Terms (months)

Range of Stated Original Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
180	70	9,588,134	1.35	6.659	179	66.2	622
240	57	8,393,077	1.19	6.841	239	76.15	623
360	4,135	690,136,072	97.46	7.44	359	84.14	612
Total:	**4,262**	**708,117,282**	**100**	**7.422**	**355**	**83.8**	**612**

Minimum: 180
Maximum: 360
Weighted Average: 356

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7. Range of Stated Remaining Terms (months)

Range of Stated Remaining Terms (months)	Number of Mortgage *Loans*	Aggregate Cut-off Date Principal *Balance ($)*	% of Mortgage Pool by Aggregate Cut-off Date Principal *Balance*	Weighted Average Gross Interest *Rate (%)*	Weighted Average Remaining Term *(months)*	Weighted Average Original LTV	Weighted Average FICO *Score*
169 - 180	70	9,588,134	1.35	6.659	179	66.2	622
229 - 240	57	8,393,077	1.19	6.841	239	76.15	623
349 - 360	4,135	690,136,072	97.46	7.44	359	84.14	612
Total:	**4,262**	**708,117,282**	**100**	**7.422**	**355**	**83.8**	**612**

Minimum: 177
Maximum: 360
Weighted Average: 355

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8. Range of Original LTV Ratios (%)

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
15.01 - 20.00	1	66,945	0.01	6.95	359	16.96	546
20.01 - 25.00	1	77,000	0.01	6.55	240	22.99	586
25.01 - 30.00	6	426,227	0.06	7.111	267	27.78	604
30.01 - 35.00	10	1,284,200	0.18	6.859	310	32.63	619
35.01 - 40.00	21	2,505,797	0.35	7.246	348	37.49	592
40.01 - 45.00	25	3,347,055	0.47	7.086	322	42.38	579
45.01 - 50.00	46	6,009,176	0.85	6.927	338	47.93	594
50.01 - 55.00	49	7,977,050	1.13	7.005	332	52.95	588
55.01 - 60.00	67	11,660,720	1.65	6.8	345	57.43	601
60.01 - 65.00	147	24,505,002	3.46	7.106	348	63.65	591
65.01 - 70.00	171	28,288,453	3.99	7.156	351	68.44	596
70.01 - 75.00	279	46,661,780	6.59	7.312	354	73.96	592
75.01 - 80.00	625	107,532,672	15.19	7.306	356	79.42	606
80.01 - 85.00	580	99,337,994	14.03	7.433	356	84.39	599
85.01 - 90.00	1,358	218,315,913	30.83	7.623	357	89.67	614
90.01 - 95.00	876	150,121,298	21.2	7.448	358	94.72	640
Total:	**4,262**	**708,117,282**	**100**	**7.422**	**355**	**83.8**	**612**

Minimum: 16.96
Maximum: 95.00
Weighted Average: 83.80

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9. Range of Gross Margins (%)

		Aggregate	% of Mortgage Pool by Aggregate	Weighted	Weighted		

Range of Gross Margins (%)	Number of Mortgage Loans	Cut-off Date Principal Balance ($)	Cut-off Date Principal Balance	Average Gross Interest Rate (%)	Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 5.000	89	14,331,366	2.69	7.438	359	84.28	614
5.001 - 5.500	134	26,506,489	4.98	7.283	359	83.2	618
5.501 - 6.000	1	225,000	0.04	7.55	240	56.25	599
6.001 - 6.500	3,027	487,057,753	91.58	7.667	359	85.37	604
6.501 - 7.000	5	962,179	0.18	7.267	359	92.18	620
7.001 - 7.500	14	2,743,616	0.52	8.301	359	71.31	552
Total:	**3,270**	**531,826,402**	**100**	**7.644**	**359**	**85.16**	**605**

Non-Zero Minimum: 4.500
Maximum: 7.125
Non-Zero Weighted Average: 6.400

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10. Range of Minimum Mortgage Rates (%)

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 7.500	1,290	234,972,360	44.18	6.82	359	84.5	621
7.501 - 8.000	735	119,928,889	22.55	7.791	358	86.06	600
8.001 - 8.500	522	77,357,288	14.55	8.269	359	86.04	598
8.501 - 9.000	473	67,466,507	12.69	8.749	359	84.93	579
9.001 - 9.500	227	29,049,127	5.46	9.261	359	85.42	574
9.501 - 10.000	21	2,722,858	0.51	9.601	359	82.8	568
10.001 - 10.500	1	121,452	0.02	10.5	359	90	561
10.501 - 11.000	1	207,921	0.04	10.7	359	65	572
Total:	**3,270**	**531,826,402**	**100**	**7.644**	**359**	**85.16**	**605**

Non-Zero Minimum: 5.100
Maximum: 10.700
Non-Zero Weighted Average: 7.644

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11. Range of Maximum Loan Rates (%)

Range of Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 15.000	3,020	499,725,044	93.96	7.538	359	85.17	607
15.001 - 15.500	227	29,049,127	5.46	9.261	359	85.42	574
15.501 - 16.000	21	2,722,858	0.51	9.601	359	82.8	568
16.001 - 16.500	1	121,452	0.02	10.5	359	90	561
16.501 - 17.000	1	207,921	0.04	10.7	359	65	572
Total:	**3,270**	**531,826,402**	**100**	**7.644**	**359**	**85.16**	**605**

Non-Zero Minimum: 11.100
Maximum: 16.700
Non-Zero Weighted Average: 13.644

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12. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
2	3,182	516,717,331	97.16	7.656	359	85.25	605
3	88	15,109,071	2.84	7.256	359	82.3	603
Total:	**3,270**	**531,826,402**	**100**	**7.644**	**359**	**85.16**	**605**

Non-Zero Minimum: 2.000
Maximum: 3.000

Non-Zero Weighted Average: 2.028

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13. Subseqeunt Periodic Cap (%)

Subseqeunt Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
1	3,270	531,826,402	100	7.644	359	85.16	605
Total:	**3,270**	**531,826,402**	**100**	**7.644**	**359**	**85.16**	**605**

Non-Zero Minimum: 1.000
Maximum: 1.000
Non-Zero Weighted Average: 1.000

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14. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Jan-05	1	120,367	0.02	8.65	354	80	593
Feb-05	2	488,248	0.09	7.822	355	73.41	569
Mar-05	35	6,632,144	1.25	8.061	356	80.46	588
Apr-05	48	9,002,482	1.69	7.983	355	82.03	601
May-05	60	9,411,001	1.77	8.019	355	83.96	611
Jun-05	1,892	312,845,516	58.82	7.695	359	85.69	604

Jul-05	988	150,865,993	28.37	7.58	359	85.3	606
May-06	5	1,069,423	0.2	7.559	358	87.48	633
Jun-06	160	28,171,439	5.3	7.406	359	83.34	607
Jul-06	79	13,219,789	2.49	6.99	360	80.52	605
Total:	**3,270**	**531,826,402**	**100**	**7.644**	**359**	**85.16**	**605**

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15. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
California	1,075	218,213,232	30.82	7.03	357	82.12	619
Florida	565	76,516,866	10.81	7.228	353	85.1	613
New York	328	75,518,441	10.66	7.211	349	79.37	615
Illinois	274	42,705,490	6.03	7.722	357	86.25	608
New Jersey	147	28,097,790	3.97	7.483	355	82.5	611
Massachusetts	116	24,847,200	3.51	7.629	358	78.29	600
Arizona	197	23,434,148	3.31	7.902	350	88.7	612
Minnesota	129	21,730,895	3.07	7.848	359	86.86	611
Washington	107	18,468,366	2.61	7.51	359	84.3	601
Nevada	100	16,317,427	2.3	7.919	359	87.59	613
Colorado	86	15,269,398	2.16	7.471	356	87.09	619
Ohio	141	14,073,057	1.99	7.972	357	86.67	606
Texas	103	11,988,613	1.69	7.713	350	84.7	612
Michigan	96	11,573,134	1.63	8.301	359	87.31	595
Utah	71	10,231,096	1.44	7.931	359	88.77	613
Other	727	99,132,131	14	7.815	356	86.06	604
Total:	**4,262**	**708,117,282**	**100**	**7.422**	**355**	**83.8**	**612**

Number of States/District of Columbia Represented: 42

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16. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Primary	3,899	658,446,985	92.99	7.378	355	83.72	610
Non-Owner Occupied	332	45,017,588	6.36	8.11	358	85.42	644
Second Home	31	4,652,709	0.66	7.048	359	79.47	641
Total:	**4,262**	**708,117,282**	**100**	**7.422**	**355**	**83.8**	**612**

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17. Property Type

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Single Family Residence	3,300	535,478,209	75.62	7.4	355	83.55	608
2-4 Family	358	75,190,670	10.62	7.576	354	83.11	634
Planned Unit Development	272	49,437,196	6.98	7.408	357	86.73	620
Condominium	308	45,168,409	6.38	7.454	358	85.09	624
Mobile Home	24	2,842,798	0.4	7.25	359	77.44	599
Total:	**4,262**	**708,117,282**	**100**	**7.422**	**355**	**83.8**	**612**

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18. Loan Purpose

			% of Mortgage				

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Refinance - Cashout	2,111	355,038,614	50.14	7.367	355	80.78	606
Refinance - Rate Term	1,066	181,196,341	25.59	7.286	353	84.57	605
Purchase	1,085	171,882,328	24.27	7.679	359	89.23	633
Total:	**4,262**	**708,117,282**	**100**	**7.422**	**355**	**83.8**	**612**

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19. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Full	2,877	468,141,494	66.11	7.297	355	83.42	604
Stated Documentation	1,248	215,745,827	30.47	7.692	355	84.46	629
Limited	137	24,229,961	3.42	7.43	358	85.21	621
Total:	**4,262**	**708,117,282**	**100**	**7.422**	**355**	**83.8**	**612**

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20. Credit Score

	Number of	Aggregate Cut-off Date	% of Mortgage Pool by Aggregate Cut-off Date	Weighted Average Gross	Weighted Average Remaining	Weighted Average	Weighted Average

Credit Score	Mortgage Loans	Principal Balance ($)	Principal Balance	Interest Rate (%)	Term (months)	Original LTV	FICO Score
500 - 524	153	24,521,623	3.46	8.217	359	72.36	512
525 - 549	257	40,390,406	5.7	7.958	358	74.58	536
550 - 574	785	123,566,600	17.45	7.891	357	82.47	561
575 - 599	558	90,517,879	12.78	7.574	354	82.48	587
600 - 624	900	150,731,796	21.29	7.269	354	86.21	611
625 - 649	704	120,420,773	17.01	7.198	354	85.82	636
650 - 674	443	77,619,822	10.96	7.098	358	85.63	660
675 - 699	222	38,181,629	5.39	6.986	352	85.87	686
700 - 724	128	21,287,553	3.01	6.879	356	86.82	708
725 - 749	62	11,528,913	1.63	7.029	358	86.69	734
750 - 774	29	5,434,099	0.77	6.935	359	85.19	760
775 - 799	18	3,628,144	0.51	6.896	357	85	784
800 +	3	288,045	0.04	6.109	272	80.31	802
Total:	**4,262**	**708,117,282**	**100**	**7.422**	**355**	**83.8**	**612**

Non-Zero Minimum: 500
Maximum: 802
Non-Zero Weighted Average: 612

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21. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal *Balance ($)*	% of Mortgage Pool by Aggregate Cut-off Date Principal *Balance*	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term *(months)*	Weighted Average Original LTV	Weighted Average FICO Score
0	685	122,112,989	17.24	7.501	355	83.58	615
12	280	55,122,273	7.78	7.268	344	80.39	628
24	2,365	372,904,491	52.66	7.639	358	85.18	604
36	932	157,977,528	22.31	6.902	353	81.91	625
Total:	**4,262**	**708,117,282**	**100**	**7.422**	**355**	**83.8**	**612**

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 26

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22. Risk Category - Combined

Risk Category - Combined	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
1	2,923	480,308,079	67.83	7.303	355	85.26	622
2	403	66,835,003	9.44	7.78	355	83.1	590
3	387	63,281,388	8.94	7.606	356	82.09	587
4	239	39,173,764	5.53	7.86	358	79.14	588
5	106	18,730,781	2.65	8.101	358	69.73	574
6	7	1,224,770	0.17	7.797	359	73.01	586
A	149	28,955,153	4.09	7.062	357	82.47	633
AAA	1	287,361	0.04	7.75	357	80	620
A-	13	2,827,519	0.4	7.492	359	79.05	578
B	7	1,090,577	0.15	7.401	359	67.18	553
C	12	2,230,118	0.31	8.155	359	68.44	543
C-	15	3,172,770	0.45	7.389	359	89.51	608
Total:	**4,262**	**708,117,282**	**100**	**7.422**	**355**	**83.8**	**612**

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23. Conforming Balance

Conforming Balance	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Conforming Balance	4,262	708,117,282	100	7.422	355	83.8	612
Total:	**4,262**	**708,117,282**	**100**	**7.422**	**355**	**83.8**	**612**

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1. Summary Statistics

Number of Mortgage Loans: 1,805
Aggregate Principal Balance ($): 416,882,927
Weighted Average Current Mortgage Rate (%): 7.523
Non-Zero Weighted Average Margin (%): 6.424
Non-Zero Weighted Average Maximum Rate (%): 13.678
Weighted Average Stated Original Term (months): 355
Weighted Average Stated Remaining Term (months): 354
Weighted Average Seasoning (months): 1
Weighted Average Original LTV (%): 82.53
% First Liens: 100.00
% Owner Occupied: 93.73
% Purchase: 21.57
% Full Doc: 62.81
Non-Zero Weighted Average Credit Score: 617

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2. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Fixed - 15 Year	49	7,299,647	1.75	7.466	179	68.5	607
Fixed - 20 Year	33	6,453,917	1.55	6.812	239	72.06	638
Fixed - 30 Year	1,167	231,747,762	55.59	7.43	359	82.1	627
ARM - 2 Year/6 Month	519	157,970,142	37.89	7.714	359	84.18	603
ARM - 3 Year/6 Month	37	13,411,460	3.22	7.254	359	83.16	608
Total:	**1,805**	**416,882,927**	**100**	**7.523**	**354**	**82.53**	**617**

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3. Range of Gross Interest Rates (%)

		Aggregate	% of Mortgage Pool by Aggregate	Weighted	Weighted		

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Cut-off Date Principal Balance ($)	Cut-off Date Principal Balance	Average Gross Interest Rate (%)	Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
4.000 - 4.999	4	850,000	0.2	4.862	360	58.03	601
5.000 - 5.999	240	65,602,386	15.74	5.78	347	73.08	658
6.000 - 6.999	239	94,897,217	22.76	6.574	358	84.35	636
7.000 - 7.999	479	119,901,866	28.76	7.609	354	86.11	614
8.000 - 8.999	479	85,392,864	20.48	8.43	355	84.64	598
9.000 - 9.999	252	35,018,277	8.4	9.503	354	82.93	580
10.000 - 10.999	75	10,110,460	2.43	10.381	356	77.43	560
11.000 - 11.999	28	4,359,625	1.05	11.506	359	62.09	536
12.000 - 12.999	9	750,234	0.18	12.186	360	62.08	542
Total:	**1,805**	**416,882,927**	**100**	**7.523**	**354**	**82.53**	**617**

Minimum: 4.700
Maximum: 12.700
Weighted Average: 7.523

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4. Range of Principal Balances at Origination ($)

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	419	32,731,754.00	7.85
100,000.01 - 150,000.00	313	38,881,693.00	9.32
150,000.01 - 200,000.00	191	33,129,845.00	7.94
200,000.01 - 250,000.00	138	30,980,145.00	7.43
250,000.01 - 300,000.00	86	23,528,740.00	5.64
300,000.01 - 350,000.00	195	64,577,428.00	15.48
350,000.01 - 400,000.00	229	86,056,770.00	20.63
400,000.01 - 450,000.00	112	47,813,898.00	11.46
450,000.01 - 500,000.00	111	53,695,473.00	12.87
500,000.01 - 550,000.00	11	5,775,400.00	1.38
Total:	**1,805**	**417,171,146.00**	**100**

Minimum: 60,000.00
Maximum: 550,000.00
Average: 231,119.75
Total: 417,171,146.00

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5. Range of Cut-off Date Principal Balances ($)

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
50,001 - 75,000	188	12,592,960	3.02	9.09	344	79.46	597
75,001 - 100,000	231	20,123,056	4.83	8.682	348	80.33	595
100,001 - 125,000	165	18,533,041	4.45	8.429	354	83.31	603
125,001 - 150,000	148	20,328,080	4.88	8.585	355	81.07	597
150,001 - 175,000	108	17,509,322	4.2	8.218	346	81.53	607
175,001 - 200,000	83	15,599,667	3.74	7.99	349	79.74	608
200,001 - 225,000	75	16,008,829	3.84	7.48	356	79.91	617
225,001 - 250,000	63	14,951,689	3.59	7.793	353	81.44	614
250,001 - 275,000	50	13,075,818	3.14	7.629	340	78.45	619
275,001 - 300,000	36	10,434,527	2.5	7.676	344	84.93	613
300,001 - 325,000	58	18,462,566	4.43	7.327	359	87.87	629
325,001 - 350,000	137	46,069,088	11.05	7.012	357	83.57	626
350,001 - 375,000	113	41,042,683	9.85	7.215	356	85.17	621
375,001 - 400,000	116	44,948,939	10.78	7.013	356	84.11	624
400,001 - 425,000	50	20,679,840	4.96	6.774	357	84.77	637
425,001 - 450,000	62	27,094,809	6.5	7.12	357	84.97	637
450,001 - 475,000	34	15,691,594	3.76	6.909	359	82.03	628
475,001 - 500,000	77	37,966,426	9.11	7.333	357	78.19	604
500,001 - 750,000	11	5,769,992	1.38	7.345	359	78.83	636
Total:	**1,805**	**416,882,927**	**100**	**7.523**	**354**	**82.53**	**617**

Minimum: 59,937
Maximum: 549,600
Average: 230,960

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6. Range of Stated Original Terms (months)

	Number	Aggregate Cut-off	% of Mortgage Pool by Aggregate Cut-off	Weighted Average	Weighted Average	Weighted	Weighted

Range of Stated Original Terms (months)	of Mortgage Loans	Date Principal Balance ($)	Date Principal Balance	Gross Interest Rate (%)	Remaining Term (months)	Average Original LTV	Average FICO Score
180	49	7,299,647	1.75	7.466	179	68.5	607
240	34	6,536,303	1.57	6.847	239	72.09	636
360	1,722	403,046,978	96.68	7.535	359	82.95	617
Total:	**1,805**	**416,882,927**	**100**	**7.523**	**354**	**82.53**	**617**

Minimum: 180
Maximum: 360
Weighted Average: 355

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7. Range of Stated Remaining Terms (months)

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
169 - 180	49	7,299,647	1.75	7.466	179	68.5	607
229 - 240	34	6,536,303	1.57	6.847	239	72.09	636
349 - 360	1,722	403,046,978	96.68	7.535	359	82.95	617
Total:	**1,805**	**416,882,927**	**100**	**7.523**	**354**	**82.53**	**617**

Minimum: 179
Maximum: 360
Weighted Average: 354

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8. Range of Original LTV Ratios (%)

	Number	Aggregate Cut-off	% of Mortgage Pool by Aggregate Cut-off	Weighted Average	Weighted Average	Weighted	Weighted

Range of Original LTV Ratios (%)	of Mortgage Loans	Date Principal Balance ($)	Date Principal Balance	Gross Interest Rate (%)	Remaining Term (months)	Average Original LTV	Average FICO Score
20.01 - 25.00	2	127,600	0.03	8.959	272	23.08	598
25.01 - 30.00	4	509,448	0.12	6.5	340	27.76	638
30.01 - 35.00	4	269,934	0.06	9.75	360	33.18	548
35.01 - 40.00	10	1,349,460	0.32	7.142	263	37.97	635
40.01 - 45.00	8	1,947,633	0.47	6.509	353	42.93	620
45.01 - 50.00	15	1,864,597	0.45	6.67	349	48.52	643
50.01 - 55.00	30	7,518,499	1.8	7.061	336	53.17	592
55.01 - 60.00	66	14,240,916	3.42	7.483	346	58.37	606
60.01 - 65.00	87	19,321,519	4.63	7.119	345	63.17	601
65.01 - 70.00	63	12,588,489	3.02	7.502	345	68.15	599
70.01 - 75.00	137	34,794,455	8.35	7.687	349	74.06	591
75.01 - 80.00	323	74,793,604	17.94	7.428	355	79.34	609
80.01 - 85.00	227	49,502,530	11.87	7.474	356	84.22	609
85.01 - 90.00	491	115,299,059	27.66	7.615	357	89.56	623
90.01 - 95.00	338	82,755,184	19.85	7.636	359	94.69	643
Total:	**1,805**	**416,882,927**	**100**	**7.523**	**354**	**82.53**	**617**

Minimum: 22.11
Maximum: 95.00
Weighted Average: 82.53

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9. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 5.000	11	3,728,031	2.18	8.122	359	87.59	588
5.001 - 5.500	22	6,990,101	4.08	7.162	359	82.11	622
6.001 - 6.500	513	158,428,900	92.44	7.663	359	84.23	604
6.501 - 7.000	1	79,165	0.05	9.99	359	90	555
7.001 - 7.500	9	2,155,405	1.26	9.657	359	74.12	527
Total:	**556**	**171,381,602**	**100**	**7.678**	**359**	**84.1**	**604**

Non-Zero Minimum: 4.500
Maximum: 7.125
Non-Zero Weighted Average: 6.424

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10. Range of Minimum Mortgage Rates (%)

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 7.500	230	91,451,484	53.36	6.707	359	85.25	623
7.501 - 8.000	66	25,163,363	14.68	7.765	359	88.2	611
8.001 - 8.500	62	19,878,573	11.6	8.25	359	83.6	586
8.501 - 9.000	26	8,604,390	5.02	8.763	359	84.15	561
9.001 - 9.500	12	3,029,398	1.77	9.266	359	85.46	575
9.501 - 10.000	86	12,401,490	7.24	9.796	358	79.4	554
10.001 - 10.500	34	5,106,645	2.98	10.333	359	78.29	561
10.501 - 11.000	9	1,362,223	0.79	10.709	359	70.94	545
11.001 - 11.500	11	2,071,650	1.21	11.328	359	62.45	543
11.501 - 12.000	14	1,785,235	1.04	11.769	360	60.82	530
12.001 - 12.500	6	527,152	0.31	12.168	360	62.34	541
Total:	**556**	**171,381,602**	**100**	**7.678**	**359**	**84.1**	**604**

Non-Zero Minimum: 4.900
Maximum: 12.280
Non-Zero Weighted Average: 7.678

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11. Range of Maximum Loan Rates (%)

Range of Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 15.000	384	145,097,809	84.66	7.224	359	85.47	612
15.001 - 15.500	12	3,029,398	1.77	9.266	359	85.46	575

15.501 - 16.000	86	12,401,490	7.24	9.796	358	79.4	554
16.001 - 16.500	34	5,106,645	2.98	10.333	359	78.29	561
16.501 - 17.000	9	1,362,223	0.79	10.709	359	70.94	545
17.001 - 17.500	11	2,071,650	1.21	11.328	359	62.45	543
17.501 - 18.000	14	1,785,235	1.04	11.769	360	60.82	530
18.001 - 18.500	6	527,152	0.31	12.168	360	62.34	541
Total:	**556**	**171,381,602**	**100**	**7.678**	**359**	**84.1**	**604**

Non-Zero Minimum: 10.900
Maximum: 18.280
Non-Zero Weighted Average: 13.678

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12. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
2	544	167,251,991	97.59	7.695	359	83.94	603
3	12	4,129,611	2.41	7.017	359	90.39	629
Total:	**556**	**171,381,602**	**100**	**7.678**	**359**	**84.1**	**604**

Non-Zero Minimum: 2.000
Maximum: 3.000
Non-Zero Weighted Average: 2.024

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13. Subseqeunt Periodic Cap (%)

Subseqeunt Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score

1	556	171,381,602	100	7.678	359	84.1	604
Total:	**556**	**171,381,602**	**100**	**7.678**	**359**	**84.1**	**604**

Non-Zero Minimum: 1.000
Maximum: 1.000
Non-Zero Weighted Average: 1.000

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14. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Jan-05	1	443,465	0.26	7.45	354	90	578
Feb-05	2	584,433	0.34	9.356	355	79.76	571
Mar-05	9	2,582,168	1.51	7.559	356	81.76	579
Apr-05	8	2,214,999	1.29	8.398	357	85.92	574
May-05	11	3,909,412	2.28	7.728	358	79.28	620
Jun-05	370	117,977,884	68.84	7.688	359	84.57	601
Jul-05	118	30,257,782	17.66	7.752	360	83.35	615
Jun-06	31	11,180,860	6.52	7.277	359	84.65	607
Jul-06	6	2,230,600	1.3	7.142	360	75.67	615
Total:	**556**	**171,381,602**	**100**	**7.678**	**359**	**84.1**	**604**

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15. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score

California	529	169,102,678	40.56	6.867	356	81.54	626
New York	169	50,127,449	12.02	7.561	351	79.64	615
Florida	228	35,371,953	8.48	7.619	351	82.39	608
Illinois	159	32,814,404	7.87	8.185	357	86.44	613
New Jersey	79	19,579,815	4.7	7.93	348	83.13	617
Texas	86	13,239,409	3.18	7.98	354	82.01	611
Massachusetts	31	9,165,201	2.2	8.36	353	82.2	599
Washington	30	8,812,191	2.11	7.366	359	89.33	634
Maryland	35	7,706,379	1.85	7.921	357	83.67	610
Colorado	18	5,814,046	1.39	7.291	359	86.08	636
Georgia	25	5,752,779	1.38	8.017	359	84.16	625
Ohio	60	5,064,685	1.21	8.55	357	87.91	613
Connecticut	20	4,968,291	1.19	8.475	359	87.09	617
Arizona	33	4,904,137	1.18	8.945	349	82.57	586
Michigan	39	4,602,414	1.1	9.489	352	81.58	586
Other	264	39,857,094	9.56	8.358	350	83.55	605
Total:	**1,805**	**416,882,927**	**100**	**7.523**	**354**	**82.53**	**617**

Number of States/District of Columbia Represented: 42

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16. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Primary	1,622	390,727,967	93.73	7.468	354	82.49	615
Non-Owner Occupied	167	22,006,242	5.28	8.613	353	84.01	642
Second Home	16	4,148,718	1	6.997	359	78.33	659
Total:	**1,805**	**416,882,927**	**100**	**7.523**	**354**	**82.53**	**617**

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17. Property Type

	Number	Aggregate Cut-off	% of Mortgage Pool by Aggregate Cut-off	Weighted Average	Weighted Average	Weighted	Weighted

Property Type	of Mortgage Loans	Date Principal Balance ($)	Date Principal Balance	Gross Interest Rate (%)	Remaining Term (months)	Average Original LTV	Average FICO Score
Single Family Residence	1,389	323,414,246	77.58	7.461	354	82.62	616
Planned Unit Developmen	138	37,349,260	8.96	7.394	353	81.56	620
2-4 Family	171	35,197,051	8.44	8.128	353	82.2	629
Condominium	100	20,334,994	4.88	7.682	356	83.47	612
Mobile Home	7	587,375	0.14	8.63	359	80.31	577
Total:	**1,805**	**416,882,927**	**100**	**7.523**	**354**	**82.53**	**617**

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18. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Refinance - Cashout	906	205,717,875	49.35	7.476	352	80.2	613
Refinance - Rate Term	489	121,228,120	29.08	7.38	354	81.25	607
Purchase	410	89,936,933	21.57	7.826	359	89.57	642
Total:	***1,805***	***416,882,927***	***100***	***7.523***	***354***	***82.53***	***617***

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19. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Full	1,142	261,840,891	62.81	7.253	354	81.23	612
Stated Documentation	599	136,872,146	32.83	8.027	354	84.95	628
Limited	64	18,169,891	4.36	7.625	355	82.9	604
Total:	**1,805**	**416,882,927**	**100**	**7.523**	**354**	**82.53**	**617**

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20. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
500 - 524	74	15,383,351	3.69	8.829	356	73.22	512
525 - 549	161	29,692,240	7.12	8.631	353	73.1	536
550 - 574	317	61,801,712	14.82	8.283	355	79.79	561
575 - 599	207	45,162,123	10.83	7.804	351	82.17	586
600 - 624	331	78,172,791	18.75	7.353	354	86.5	611
625 - 649	273	71,261,954	17.09	7.2	357	84.57	637
650 - 674	219	56,988,626	13.67	6.946	353	84.62	660
675 - 699	112	26,725,401	6.41	6.935	356	85.11	685
700 - 724	51	14,331,319	3.44	6.743	350	81.93	710
725 - 749	27	7,903,979	1.9	6.752	359	82.41	734
750 - 774	22	5,651,103	1.36	6.567	355	79	758
775 - 799	10	3,379,292	0.81	6.335	359	82.88	783
800 +	1	429,036	0.1	5.7	239	63.24	809
Total:	**1,805**	**416,882,927**	**100**	**7.523**	**354**	**82.53**	**617**

Non-Zero Minimum: 500
Maximum: 809
Non-Zero Weighted Average: 617

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21. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score

0	480	95,645,766	22.94	8.044	355	84.3	618
12	178	49,450,961	11.86	7.544	351	80.64	621
24	498	130,050,846	31.2	7.652	358	83.69	604
36	649	141,735,355	34	7.047	351	80.92	628
Total:	**1,805**	**416,882,927**	**100**	**7.523**	**354**	**82.53**	**617**

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 27

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22. Risk Category - Combined

Risk Category - Combined	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
1	1,229	285,813,128	68.56	7.254	354	84.06	630
2	173	42,900,561	10.29	7.614	354	83.19	604
3	134	26,857,460	6.44	8.079	352	80.16	589
4	102	21,228,700	5.09	8.391	357	81.77	583
5	65	17,383,937	4.17	8.613	354	70.58	568
6	42	6,081,818	1.46	10.787	359	61.04	548
A	37	10,939,579	2.62	6.949	359	80.22	632
A-	2	373,549	0.09	9.138	359	74.6	518
B	4	1,059,349	0.25	9.253	359	80	529
C	5	1,176,861	0.28	9.393	359	72.54	536
C-	12	3,067,984	0.74	8.353	359	80.75	577
Total:	**1,805**	**416,882,927**	**100**	**7.523**	**354**	**82.53**	**617**

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23. Conforming Balance

	Number	Aggregate Cut-off	% of Mortgage Pool by Aggregate Cut-off	Weighted Average	Weighted Average	Weighted	Weighted

Conforming Balance	of Mortgage Loans	Date Principal Balance ($)	Date Principal Balance	Gross Interest Rate (%)	Remaining Term (months)	Average Original LTV	Average FICO Score
Non-Conforming Balance	614	243,127,618	58.32	7.089	357	83.3	623
Conforming Balance	1,191	173,755,309	41.68	8.131	350	81.45	609
Total:	**1,805**	**416,882,927**	**100**	**7.523**	**354**	**82.53**	**617**

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1. Summary Statistics

Number of Mortgage Loans: 6,067
Aggregate Principal Balance ($): 1,125,000,209
Weighted Average Current Mortgage Rate (%): 7.460
Non-Zero Weighted Average Margin (%): 6.406
Non-Zero Weighted Average Maximum Rate (%): 13.653
Weighted Average Stated Original Term (months): 356
Weighted Average Stated Remaining Term (months): 355
Weighted Average Seasoning (months): 1
Weighted Average Original LTV (%): 83.33
% First Liens: 100.00
% Owner Occupied: 93.26
% Purchase: 23.27
% Full Doc: 64.89
Non-Zero Weighted Average Credit Score: 614

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2. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Fixed - 15 Year	113	16,348,582	1.45	7.01	179	66.49	614
Fixed - 20 Year	73	12,686,443	1.13	6.757	239	72.52	631
Fixed - 30 Year	2,055	392,757,181	34.91	7.155	359	81.56	631
ARM - 2 Year/6 Month	3,545	647,335,892	57.54	7.685	359	85.09	604
ARM - 3 Year/6 Month	281	55,872,111	4.97	7.274	359	82.71	607
Total:	6,067	1,125,000,209	100	7.46	355	83.33	614

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3. Range of Gross Interest Rates (%)

			% of Mortgage Pool by				

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
4.000 - 4.999	4	850,000	0.08	4.862	360	58.03	601
5.000 - 5.999	339	85,467,374	7.6	5.765	349	74.6	653
6.000 - 6.999	1,550	337,826,138	30.03	6.583	353	81.72	633
7.000 - 7.999	2,043	381,405,025	33.9	7.526	356	85.95	612
8.000 - 8.999	1,506	235,839,156	20.96	8.453	357	85.21	592
9.000 - 9.999	511	68,062,827	6.05	9.394	357	83.84	577
10.000 - 10.999	77	10,439,832	0.93	10.389	356	77.33	561
11.000 - 11.999	28	4,359,625	0.39	11.506	359	62.09	536
12.000 - 12.999	9	750,234	0.07	12.186	360	62.08	542
Total:	**6,067**	**1,125,000,209**	**100**	**7.46**	355	**83.33**	**614**

Minimum: 4.700
Maximum: 12.700
Weighted Average: 7.460

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4. Range of Principal Balances at Origination ($)

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	1,324	105,717,291.00	9.39
100,000.01 - 150,000.00	1,426	177,599,435.00	15.78
150,000.01 - 200,000.00	1,101	191,554,171.00	17.02
200,000.01 - 250,000.00	866	193,800,591.00	17.22
250,000.01 - 300,000.00	514	140,871,424.00	12.51
300,000.01 - 350,000.00	341	110,142,998.00	9.78
350,000.01 - 400,000.00	249	93,506,044.00	8.31
400,000.01 - 450,000.00	120	51,145,398.00	4.54
450,000.01 - 500,000.00	115	55,620,973.00	4.94
500,000.01 - 550,000.00	11	5,775,400.00	0.51
Total:	**6,067**	**1,125,733,725.00**	**100**

Minimum: 60,000.00
Maximum: 550,000.00
Average: 185,550.31
Total: 1,125,733,725.00

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5. Range of Cut-off Date Principal Balances ($)

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
50,001 - 75,000	517	34,877,900	3.1	8.417	349	80.55	599
75,001 - 100,000	807	70,783,529	6.29	8.044	349	82.4	605
100,001 - 125,000	734	82,490,489	7.33	7.881	354	83.8	606
125,001 - 150,000	694	95,308,648	8.47	7.799	356	83.75	610
150,001 - 175,000	584	94,863,004	8.43	7.625	354	82.14	606
175,001 - 200,000	515	96,271,456	8.56	7.546	354	82.71	609
200,001 - 225,000	488	103,944,702	9.24	7.258	355	82.02	613
225,001 - 250,000	378	89,728,110	7.98	7.281	355	83.89	618
250,001 - 275,000	278	72,700,719	6.46	7.264	355	83.93	616
275,001 - 300,000	237	68,371,910	6.08	7.264	355	85.16	613
300,001 - 325,000	194	60,650,557	5.39	7.211	356	86.4	625
325,001 - 350,000	146	49,113,762	4.37	7.019	358	83.91	627
350,001 - 375,000	125	45,399,823	4.04	7.281	356	85.34	622
375,001 - 400,000	124	48,038,876	4.27	7.061	356	84.73	626
400,001 - 425,000	55	22,717,259	2.02	6.788	357	84.01	637
425,001 - 450,000	65	28,387,523	2.52	7.183	357	84.14	633
450,001 - 475,000	36	16,617,703	1.48	6.91	359	82.34	627
475,001 - 500,000	79	38,964,248	3.46	7.344	357	78.24	605
500,001 - 750,000	11	5,769,992	0.51	7.345	359	78.83	636
Total:	**6,067**	**1,125,000,209**	**100**	**7.46**	**355**	**83.33**	**614**

Minimum: 59,937
Maximum: 549,600
Average: 185,429

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6. Range of Stated Original Terms (months)

			% of Mortgage				

Range of Stated Original Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
180	119	16,887,781	1.5	7.008	179	67.19	615
240	91	14,929,379	1.33	6.844	239	74.37	629
360	5,857	1,093,183,050	97.17	7.475	359	83.7	614
Total:	**6,067**	**1,125,000,209**	**100**	**7.46**	**355**	**83.33**	**614**

Minimum: 180
Maximum: 360
Weighted Average: 356

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7. Range of Stated Remaining Terms (months)

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
169 - 180	119	16,887,781	1.5	7.008	179	67.19	615
229 - 240	91	14,929,379	1.33	6.844	239	74.37	629
349 - 360	5,857	1,093,183,050	97.17	7.475	359	83.7	614
Total:	**6,067**	**1,125,000,209**	**100**	**7.46**	**355**	**83.33**	**614**

Minimum: 177
Maximum: 360
Weighted Average: 355

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8. Range of Original LTV Ratios (%)

			% of				

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
15.01 - 20.00	1	66,945	0.01	6.95	359	16.96	546
20.01 - 25.00	3	204,600	0.02	8.052	260	23.05	593
25.01 - 30.00	10	935,675	0.08	6.778	307	27.77	622
30.01 - 35.00	14	1,554,135	0.14	7.361	319	32.72	606
35.01 - 40.00	31	3,855,256	0.34	7.21	318	37.65	607
40.01 - 45.00	33	5,294,688	0.47	6.874	333	42.58	594
45.01 - 50.00	61	7,873,773	0.7	6.867	341	48.07	606
50.01 - 55.00	79	15,495,549	1.38	7.032	334	53.06	590
55.01 - 60.00	133	25,901,636	2.3	7.176	345	57.95	604
60.01 - 65.00	234	43,826,522	3.9	7.112	347	63.44	595
65.01 - 70.00	234	40,876,942	3.63	7.263	349	68.35	597
70.01 - 75.00	416	81,456,235	7.24	7.472	352	74.01	592
75.01 - 80.00	948	182,326,277	16.21	7.356	355	79.39	607
80.01 - 85.00	807	148,840,524	13.23	7.446	356	84.33	602
85.01 - 90.00	1,849	333,614,972	29.65	7.62	357	89.64	617
90.01 - 95.00	1,214	232,876,482	20.7	7.515	359	94.71	641
Total:	**6,067**	**1,125,000,209**	**100**	**7.46**	**355**	**83.33**	**614**

Minimum: 16.96
Maximum: 95.00
Weighted Average: 83.33

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9. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 5.000	100	18,059,397	2.57	7.579	359	84.96	608
5.001 - 5.500	156	33,496,590	4.76	7.257	359	82.97	619
5.501 - 6.000	1	225,000	0.03	7.55	240	56.25	599

6.001 - 6.500	3,540	645,486,653	91.79	7.666	359	85.09	604
6.501 - 7.000	6	1,041,344	0.15	7.474	359	92.02	615
7.001 - 7.500	23	4,899,021	0.7	8.898	359	72.55	541
Total:	**3,826**	**703,208,004**	**100**	**7.653**	**359**	**84.9**	**604**

Non-Zero Minimum: 4.500

Maximum: 7.125

Non-Zero Weighted Average: 6.406

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10. Range of Minimum Mortgage Rates (%)

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 7.500	1,520	326,423,844	46.42	6.788	359	84.71	622
7.501 - 8.000	801	145,092,252	20.63	7.787	358	86.43	602
8.001 - 8.500	584	97,235,861	13.83	8.265	359	85.54	595
8.501 - 9.000	499	76,070,897	10.82	8.751	359	84.84	577
9.001 - 9.500	239	32,078,525	4.56	9.261	359	85.42	574
9.501 - 10.000	107	15,124,348	2.15	9.761	358	80.01	556
10.001 - 10.500	35	5,228,096	0.74	10.337	359	78.56	561
10.501 - 11.000	10	1,570,144	0.22	10.708	359	70.15	549
11.001 - 11.500	11	2,071,650	0.29	11.328	359	62.45	543
11.501 - 12.000	14	1,785,235	0.25	11.769	360	60.82	530
12.001 - 12.500	6	527,152	0.07	12.168	360	62.34	541
Total:	**3,826**	**703,208,004**	**100**	**7.653**	**359**	**84.9**	**604**

Non-Zero Minimum: 4.900

Maximum: 12.280

Non-Zero Weighted Average: 7.653

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11. Range of Maximum Loan Rates (%)

			% of Mortgage Pool by				

Range of Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 15.000	3,404	644,822,853	91.7	7.467	359	85.24	608
15.001 - 15.500	239	32,078,525	4.56	9.261	359	85.42	574
15.501 - 16.000	107	15,124,348	2.15	9.761	358	80.01	556
16.001 - 16.500	35	5,228,096	0.74	10.337	359	78.56	561
16.501 - 17.000	10	1,570,144	0.22	10.708	359	70.15	549
17.001 - 17.500	11	2,071,650	0.29	11.328	359	62.45	543
17.501 - 18.000	14	1,785,235	0.25	11.769	360	60.82	530
18.001 - 18.500	6	527,152	0.07	12.168	360	62.34	541
Total:	**3,826**	**703,208,004**	**100**	**7.653**	**359**	**84.9**	**604**

Non-Zero Minimum: 10.900
Maximum: 18.280
Non-Zero Weighted Average: 13.653

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12. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
2	3,726	683,969,322	97.26	7.665	359	84.93	604
3	100	19,238,682	2.74	7.205	359	84.04	608
Total:	**3,826**	**703,208,004**	**100**	**7.653**	**359**	**84.9**	**604**

Non-Zero Minimum: 2.000
Maximum: 3.000
Non-Zero Weighted Average: 2.027

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13. Subseqeunt Periodic Cap (%)

Subseqeunt Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
1	3,826	703,208,004	100	7.653	359	84.9	604
Total:	3,826	703,208,004	100	7.653	359	84.9	604

Non-Zero Minimum: 1.000
Maximum: 1.000
Non-Zero Weighted Average: 1.000

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14. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Jan-05	2	563,831	0.08	7.706	354	87.87	581
Feb-05	4	1,072,681	0.15	8.658	355	76.87	570
Mar-05	44	9,214,312	1.31	7.92	356	80.83	585
Apr-05	56	11,217,481	1.6	8.065	356	82.8	595
May-05	71	13,320,413	1.89	7.934	356	82.59	614
Jun-05	2,262	430,823,400	61.27	7.693	359	85.39	603
Jul-05	1,106	181,123,775	25.76	7.608	359	84.98	607
May-06	5	1,069,423	0.15	7.559	358	87.48	633
Jun-06	191	39,352,299	5.6	7.369	359	83.72	607
Jul-06	85	15,450,389	2.2	7.012	360	79.82	606
Total:	3,826	703,208,004	100	7.653	359	84.9	604

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15. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
California	1,604	387,315,910	34.43	6.959	356	81.87	622
New York	497	125,645,890	11.17	7.35	350	79.48	615
Florida	793	111,888,819	9.95	7.352	352	84.24	611
Illinois	433	75,519,894	6.71	7.923	357	86.33	610
New Jersey	226	47,677,606	4.24	7.667	352	82.76	613
Massachusetts	147	34,012,401	3.02	7.826	356	79.34	600
Arizona	230	28,338,285	2.52	8.082	350	87.64	608
Washington	137	27,280,557	2.42	7.464	359	85.93	611
Texas	189	25,228,022	2.24	7.853	352	83.29	612
Minnesota	143	23,752,985	2.11	7.974	359	86.6	610
Colorado	104	21,083,444	1.87	7.421	357	86.81	624
Nevada	118	20,549,314	1.83	8.041	359	88.27	614
Ohio	201	19,137,742	1.7	8.125	357	87	608
Maryland	92	17,522,222	1.56	8.001	356	84.63	600
Michigan	135	16,175,548	1.44	8.639	357	85.68	593
Other	1,018	143,871,571	12.79	7.946	355	85.46	607
Total:	**6,067**	**1,125,000,209**	**100**	**7.46**	**355**	**83.33**	**614**

Number of States/District of Columbia Represented: 43

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16. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Primary	5,521	1,049,174,952	93.26	7.411	355	83.26	612
Non-Owner Occupied	499	67,023,830	5.96	8.275	356	84.95	643

Second Home	47	8,801,427	0.78	7.024	359	78.93	650
Total:	**6,067**	**1,125,000,209**	**100**	**7.46**	**355**	**83.33**	**614**

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17. Property Type

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Single Family Residence	4,689	858,892,456	76.35	7.423	355	83.2	611
2-4 Family	529	110,387,722	9.81	7.752	354	82.82	632
Planned Unit Development	410	86,786,457	7.71	7.402	355	84.5	620
Condominium	408	65,503,402	5.82	7.525	357	84.59	620
Mobile Home	31	3,430,173	0.3	7.486	359	77.93	595
Total:	**6,067**	**1,125,000,209**	**100**	**7.46**	**355**	**83.33**	**614**

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18. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Refinance - Cashout	3,017	560,756,488	49.85	7.407	354	80.56	608
Refinance - Rate Term	1,555	302,424,461	26.88	7.324	353	83.24	606
Purchase	1,495	261,819,260	23.27	7.729	359	89.35	636
Total:	**6,067**	**1,125,000,209**	**100**	**7.46**	**355**	**83.33**	**614**

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19. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Full	4,019	729,982,385	64.89	7.281	355	82.64	607
Stated Documentation	1,847	352,617,972	31.34	7.822	355	84.65	628
Limited	201	42,399,852	3.77	7.514	357	84.22	614
Total:	**6,067**	**1,125,000,209**	**100**	**7.46**	**355**	**83.33**	**614**

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20. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
500 - 524	227	39,904,975	3.55	8.453	358	72.69	512
525 - 549	418	70,082,645	6.23	8.243	356	73.95	536
550 - 574	1,102	185,368,312	16.48	8.021	356	81.58	561
575 - 599	765	135,680,002	12.06	7.651	353	82.38	587
600 - 624	1,231	228,904,587	20.35	7.298	354	86.31	611
625 - 649	977	191,682,727	17.04	7.199	355	85.35	636
650 - 674	662	134,608,448	11.97	7.033	356	85.2	660
675 - 699	334	64,907,030	5.77	6.965	354	85.56	686
700 - 724	179	35,618,872	3.17	6.824	353	84.85	709
725 - 749	89	19,432,892	1.73	6.917	358	84.95	734
750 - 774	51	11,085,202	0.99	6.747	357	82.03	759
775 - 799	28	7,007,436	0.62	6.625	358	83.98	784
800 +	4	717,081	0.06	5.864	252	70.1	806
Total:	**6,067**	**1,125,000,209**	**100**	**7.46**	**355**	**83.33**	**614**

Non-Zero Minimum: 500
Maximum: 809

Non-Zero Weighted Average: 614

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21. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
0	1,165	217,758,756	19.36	7.74	355	83.89	617
12	458	104,573,234	9.3	7.398	347	80.51	624
24	2,863	502,955,337	44.71	7.642	358	84.79	604
36	1,581	299,712,883	26.64	6.971	352	81.44	626
Total:	**6,067**	**1,125,000,209**	**100**	**7.46**	**355**	**83.33**	**614**

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 27

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22. Risk Category - Combined

Risk Category - Combined	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
1	4,152	766,121,207	68.1	7.285	354	84.81	625
2	576	109,735,564	9.75	7.715	355	83.14	596
3	521	90,138,848	8.01	7.747	355	81.51	588
4	341	60,402,464	5.37	8.046	358	80.06	586
5	171	36,114,718	3.21	8.347	356	70.14	571
6	49	7,306,588	0.65	10.286	359	63.04	554

A	186	39,894,732	3.55	7.031	357	81.85	633
AAA	1	287,361	0.03	7.75	357	80	620
A-	15	3,201,067	0.28	7.684	359	78.53	571
B	11	2,149,926	0.19	8.314	359	73.5	541
C	17	3,406,979	0.3	8.583	359	69.85	540
C-	27	6,240,754	0.55	7.863	359	85.21	593
Total:	**6,067**	**1,125,000,209**	**100**	**7.46**	**355**	**83.33**	**614**

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23. Conforming Balance

Conforming Balance	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Non-Conforming Balance	614	243,127,618	21.61	7.089	357	83.3	623
Conforming Balance	5,453	881,872,592	78.39	7.562	354	83.34	612
Total:	**6,067**	**1,125,000,209**	**100**	**7.46**	**355**	**83.33**	**614**

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Selection Criteria: CDPMICOMPFLAG in 'N'
Table of Contents

1. Summary Statistics
2. Product Types
3. Range of Gross Interest Rates (%)
4. Range of Principal Balances at Origination ($)
5. Range of Cut-off Date Principal Balances ($)
6. Range of Stated Original Terms (months)
7. Range of Stated Remaining Terms (months)
8. Range of Original LTV Ratios (%)
9. Range of Gross Margins (%)
10. Range of Minimum Mortgage Rates (%)
11. Range of Maximum Loan Rates (%)
12. Initial Periodic Cap (%)
13. Subseqeunt Periodic Cap (%)
14. Next Rate Adjustment Dates
15. Geographic Distribution of Mortgaged Properties
16. Occupancy
17. Property Type
18. Loan Purpose
19. Documentation Level
20. Credit Score
21. Prepayment Penalty Term
22. Risk Category - Combined
23. Conforming Balance

. Summary Statistics

Number of Mortgage Loans: 2,508
Aggregate Principal Balance ($): 470,077,157
Weighted Average Current Mortgage Rate (%): 7.914
Non-Zero Weighted Average Margin (%): 6.422
Non-Zero Weighted Average Maximum Rate (%): 14.041
Weighted Average Stated Original Term (months): 356
Weighted Average Stated Remaining Term (months): 355
Weighted Average Seasoning (months): 1
Weighted Average Original LTV (%): 81.30
% First Liens: 100.00
% Owner Occupied: 90.99
% Purchase: 18.64
% Full Doc: 46.82

Non-Zero Weighted Average Credit Score: 596

2. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Fixed - 15 Ye	59	8,172,363	1.74	7.093	179	56.91	610
Fixed - 20 Ye	31	4,701,943	1	7.02	239	64.78	617
Fixed - 30 Ye	610	113,729,103	24.19	7.625	359	77.84	611
ARM - 2 Yea	1,686	317,289,776	67.5	8.072	359	83.5	590
ARM - 3 Yea	122	26,183,971	5.57	7.676	359	80.32	594
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

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3. Range of Gross Interest Rates (%)

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
4.000 - 4.999	4	850,000	0.18	4.862	360	58.03	601
5.000 - 5.999	83	20,291,054	4.32	5.791	339	59.65	651
6.000 - 6.999	352	80,400,497	17.1	6.629	349	77.02	619
7.000 - 7.999	763	157,136,684	33.43	7.596	357	84.14	599
8.000 - 8.999	855	148,114,543	31.51	8.471	357	84.12	585
9.000 - 9.999	345	48,343,839	10.28	9.425	356	82.92	572
10.000 - 10.9	69	9,830,683	2.09	10.404	356	77.16	560
11.000 - 11.9	28	4,359,625	0.93	11.506	359	62.09	536

12.000 - 12.9	9	750,234	0.16	12.186	360	62.08	542
Total:	2,508	470,077,157	100	7.914	355	81.3	596

Minimum: 4.700

Maximum: 12.700

Weighted Average: 7.914

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4. Range of Principal Balances at Origination ($)

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 1	567	##########	9.62
100,000.01 -	606	##########	16.17
150,000.01 -	449	##########	16.66
200,000.01 -	329	##########	15.62
250,000.01 -	180	##########	10.48
300,000.01 -	131	##########	9.03
350,000.01 -	100	##########	7.99
400,000.01 -	57	##########	5.19
450,000.01 -	82	##########	8.46
500,000.01 -	7	##########	0.77
Total:	2,508	##########	100

Minimum: 60,000.00

Maximum: 550,000.00

Average: 187,547.99

Total: 470,370,361.00

5. Range of Cut-off Date Principal Balances ($)

		Aggregate	% of Mortgage Pool by Aggregate	Weighted	Weighted		

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Cut-off Date Principal Balance ($)	Cut-off Date Principal Balance	Average Gross Interest Rate (%)	Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
50,001 - 75,(	224	15,201,923	3.23	8.722	345	74.93	583
75,001 - 100	343	30,038,325	6.39	8.473	350	78.92	583
100,001 - 12	289	32,443,508	6.9	8.282	355	80.74	583
125,001 - 15	317	43,553,720	9.27	8.225	356	80.16	588
150,001 - 17	234	38,020,221	8.09	7.966	352	77.72	585
175,001 - 20	215	40,312,637	8.58	8.016	353	79.25	593
200,001 - 22	187	39,790,760	8.46	7.794	353	78.94	593
225,001 - 25	142	33,653,448	7.16	7.815	357	81.91	592
250,001 - 27	102	26,724,419	5.69	7.883	351	82.09	587
275,001 - 30	79	22,848,388	4.86	7.855	358	84.89	585
300,001 - 32	68	21,237,533	4.52	7.813	356	86.46	603
325,001 - 35	62	20,921,881	4.45	7.491	357	83.66	603
350,001 - 37	54	19,618,753	4.17	7.716	352	87.21	622
375,001 - 40	46	17,919,094	3.81	7.481	359	83.53	614
400,001 - 42	22	9,082,263	1.93	7.353	359	89.02	621
425,001 - 45	35	15,320,463	3.26	7.767	359	85.34	626
450,001 - 47	23	10,629,694	2.26	7.159	359	87.28	628
475,001 - 50	59	29,133,715	6.2	7.539	359	78.76	604
500,001 - 75	7	3,626,411	0.77	7.519	359	78.45	632
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

Minimum: 59,952
Maximum: 549,503
Average: 187,431

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6. Range of Stated Original Terms (months)

	Number of Mortgage	Aggregate Cut-off Date Principal	% of Mortgage Pool by Aggregate Cut-off Date Principal	Weighted Average Gross Interest	Weighted Average Remaining Term	Weighted Average Original	Weighted Average FICO

Range of Stated Original Terms (months)	Loans	Balance ($)	Balance	Rate (%)	(months)	LTV	Score
180	59	8,172,363	1.74	7.093	179	56.91	610
240	35	5,166,179	1.1	7.118	239	64.96	612
360	2,414	456,738,615	97.16	7.938	359	81.92	595
Total:	2,508	470,077,157	100	7.914	355	81.3	596

Minimum: 180

Maximum: 360

Weighted Average: 356

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7. Range of Stated Remaining Terms (months)

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
169 - 180	59	8,172,363	1.74	7.093	179	56.91	610
229 - 240	35	5,166,179	1.1	7.118	239	64.96	612
349 - 360	2,414	456,738,615	97.16	7.938	359	81.92	595
Total:	2,508	470,077,157	100	7.914	355	81.3	596

Minimum: 179

Maximum: 360

Weighted Average: 355

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8. Range of Original LTV Ratios (%)

			% of Mortgage Pool by				

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
15.01 - 20.00	1	66,945	0.01	6.95	359	16.96	546
20.01 - 25.00	3	204,600	0.04	8.052	260	23.05	593
25.01 - 30.00	10	935,675	0.2	6.778	307	27.77	622
30.01 - 35.00	14	1,554,135	0.33	7.361	319	32.72	606
35.01 - 40.00	31	3,855,256	0.82	7.21	318	37.65	607
40.01 - 45.00	33	5,294,688	1.13	6.874	333	42.58	594
45.01 - 50.00	61	7,873,773	1.67	6.867	341	48.07	606
50.01 - 55.00	79	15,495,549	3.3	7.032	334	53.06	590
55.01 - 60.00	133	25,901,636	5.51	7.176	345	57.95	604
60.01 - 65.00	99	17,881,961	3.8	8.002	351	63.86	562
65.01 - 70.00	95	15,845,875	3.37	8.22	353	68.57	563
70.01 - 75.00	181	36,586,649	7.78	8.369	357	74.33	558
75.01 - 80.00	300	53,410,469	11.36	8.31	357	79.42	570
80.01 - 85.00	293	49,574,281	10.55	8.18	357	84.54	576
85.01 - 90.00	663	127,189,839	27.06	7.974	357	89.71	601
90.01 - 95.00	512	108,405,828	23.06	7.785	359	94.75	632
Total:	2,508	470,077,157	100	7.914	355	81.3	596

Minimum: 16.96
Maximum: 95.00
Weighted Average: 81.30

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9. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 5.000	47	8,521,695	2.48	8.027	359	82.94	603
5.001 - 5.500	58	12,640,575	3.68	7.685	359	82.42	586

5.501 - 6.000	1	225,000	0.07	7.55	240	56.25	599
6.001 - 6.500	1,678	316,996,200	92.29	8.042	359	83.47	591
6.501 - 7.000	2	380,138	0.11	8.929	359	93.96	615
7.001 - 7.500	22	4,710,139	1.37	8.92	359	71.85	540
Total:	1,808	343,473,747	100	8.041	359	83.25	590

Non-Zero Minimum: 4.500

Maximum: 7.125

Non-Zero Weighted Average: 6.422

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10. Range of Minimum Mortgage Rates (%)

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 7.500	426	102,738,592	29.91	6.906	359	81.92	609
7.501 - 8.000	386	76,390,306	22.24	7.804	359	85.43	592
8.001 - 8.500	342	62,682,415	18.25	8.27	359	84.75	595
8.501 - 9.000	332	54,698,385	15.93	8.746	359	83.72	572
9.001 - 9.500	168	23,418,196	6.82	9.276	359	85.11	571
9.501 - 10.00	84	12,826,786	3.73	9.771	358	79.16	555
10.001 - 10.5	29	4,764,886	1.39	10.358	359	77.88	560
10.501 - 11.0	10	1,570,144	0.46	10.708	359	70.15	549
11.001 - 11.5	11	2,071,650	0.6	11.328	359	62.45	543
11.501 - 12.0	14	1,785,235	0.52	11.769	360	60.82	530
12.001 - 12.5	6	527,152	0.15	12.168	360	62.34	541
Total:	1,808	343,473,747	100	8.041	359	83.25	590

Non-Zero Minimum: 4.900

Maximum: 12.280

Non-Zero Weighted Average: 8.041

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11. Range of Maximum Loan Rates (%)

Range of Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 15.000	1,486	296,509,699	86.33	7.765	359	83.76	595
15.001 - 15.5	168	23,418,196	6.82	9.276	359	85.11	571
15.501 - 16.0	84	12,826,786	3.73	9.771	358	79.16	555
16.001 - 16.5	29	4,764,886	1.39	10.358	359	77.88	560
16.501 - 17.0	10	1,570,144	0.46	10.708	359	70.15	549
17.001 - 17.5	11	2,071,650	0.6	11.328	359	62.45	543
17.501 - 18.0	14	1,785,235	0.52	11.769	360	60.82	530
18.001 - 18.5	6	527,152	0.15	12.168	360	62.34	541
Total:	**1,808**	**343,473,747**	**100**	**8.041**	**359**	**83.25**	**590**

Non-Zero Minimum: 10.900
Maximum: 18.280
Non-Zero Weighted Average: 14.041

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12. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
2	1,770	335,560,887	97.7	8.056	359	83.28	590
3	38	7,912,860	2.3	7.426	359	82.15	600
Total:	**1,808**	**343,473,747**	**100**	**8.041**	**359**	**83.25**	**590**

Non-Zero Minimum: 2.000
Maximum: 3.000
Non-Zero Weighted Average: 2.023

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13. Subseqeunt Periodic Cap (%)

Subseqeunt Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
1	1,808	343,473,747	100	8.041	359	83.25	590
Total:	**1,808**	**343,473,747**	**100**	**8.041**	**359**	**83.25**	**590**

Non-Zero Minimum: 1.000
Maximum: 1.000
Non-Zero Weighted Average: 1.000

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14. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Jan-05	1	120,367	0.04	8.65	354	80	593
Feb-05	4	1,072,681	0.31	8.658	355	76.87	570
Mar-05	18	2,698,850	0.79	8.709	356	72.98	561
Apr-05	37	7,084,698	2.06	8.177	357	83.28	588
May-05	43	8,717,845	2.54	8.081	358	81.87	606
Jun-05	1,092	217,337,186	63.28	8.058	359	83.97	588
Jul-05	491	80,258,149	23.37	8.067	359	82.84	593
May-06	3	656,052	0.19	7.659	358	85.89	590

Jun-06	87	19,215,014	5.59	7.774	359	81.33	595
Jul-06	32	6,312,905	1.84	7.377	360	76.64	590
Total:	1,808	343,473,747	100	8.041	359	83.25	590

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15. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
California	646	156,293,387	33.25	7.42	356	79.98	601
New York	246	60,638,073	12.9	7.724	348	76.33	599
Florida	296	43,343,064	9.22	7.768	352	81.78	594
Illinois	172	31,914,722	6.79	8.382	358	85.09	593
Massachuse	70	16,526,981	3.52	8.331	359	75.26	573
New Jersey	82	16,424,498	3.49	8.184	355	80.76	596
Arizona	128	16,201,755	3.45	8.522	357	87.09	591
Washington	65	13,946,905	2.97	7.922	359	85.59	598
Minnesota	62	9,426,742	2.01	8.544	359	84.35	593
Colorado	45	9,165,276	1.95	7.856	359	85.16	611
Texas	62	8,278,146	1.76	8.429	352	82.06	595
Ohio	87	8,063,938	1.72	8.486	358	87.05	591
Maryland	41	7,807,281	1.66	8.706	359	83.95	576
Michigan	66	7,678,289	1.63	9.104	359	84.22	581
Connecticut	36	7,191,966	1.53	8.607	359	84.66	588
Other	404	57,176,133	12.16	8.338	352	83.7	593
Total:	2,508	470,077,157	100	7.914	355	81.3	596

Number of States/District of Columbia Represented: 43

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16. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Primary	2,227	427,746,093	90.99	7.875	355	81.12	593
Non-Owner C	262	38,038,799	8.09	8.448	356	84.19	620
Second Hom	19	4,292,265	0.91	7.033	359	73.47	638
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

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17. Property Type

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Single Famil	1,950	358,536,338	76.27	7.873	355	81.11	593
2-4 Family	234	48,804,823	10.38	8.221	353	81.62	610
Planned Unit	157	35,984,176	7.65	7.853	352	82.63	608
Condominiur	153	25,229,326	5.37	7.978	358	81.67	594
Mobile Home	14	1,522,494	0.32	8.121	359	77.69	570
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

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18. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Refinance - (	1,580	285,345,495	60.7	7.876	354	79.4	589
Refinance - F	473	97,096,451	20.66	7.825	353	78.89	587
Purchase	455	87,635,211	18.64	8.136	359	90.17	627
Total:	2,508	470,077,157	100	7.914	355	81.3	596

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19. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Stated Docu	1,237	238,611,664	50.76	8.086	355	85.35	612
Full	1,221	220,112,900	46.82	7.715	354	77.01	579
Limited	50	11,352,593	2.42	8.163	359	79.32	582
Total:	2,508	470,077,157	100	7.914	355	81.3	596

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20. Credit Score

		Aggregate	% of Mortgage Pool by Aggregate	Weighted	Weighted		

Credit Score	Number of Mortgage Loans	Cut-off Date Principal Balance ($)	Cut-off Date Principal Balance	Average Gross Interest Rate (%)	Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
500 - 524	192	34,317,882	7.3	8.531	358	72.01	512
525 - 549	277	47,053,274	10.01	8.419	356	72.54	536
550 - 574	623	105,784,210	22.5	8.281	356	80.65	561
575 - 599	299	53,233,487	11.32	8.09	354	80.61	587
600 - 624	508	96,277,669	20.48	7.643	353	86.86	610
625 - 649	328	67,321,005	14.32	7.6	354	84.19	637
650 - 674	171	35,801,308	7.62	7.427	353	83.61	659
675 - 699	52	13,750,223	2.93	6.986	357	83.98	685
700 - 724	32	8,705,416	1.85	6.986	344	81.02	707
725 - 749	12	3,549,907	0.76	7.128	359	84.84	735
750 - 774	9	2,333,784	0.5	6.884	350	69.26	757
775 - 799	5	1,948,992	0.41	6.592	359	83.97	781
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

Non-Zero Minimum: 500

Maximum: 787

Non-Zero Weighted Average: 596

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21. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
0	476	96,158,491	20.46	8.131	357	81.97	601
12	180	40,344,116	8.58	7.831	343	76.56	608
24	1,328	236,234,141	50.25	8.059	359	83.18	588
36	524	97,340,409	20.71	7.381	348	78.05	604
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

Non-Zero Minimum: 12

Maximum: 36

Non-Zero Weighted Average: 26

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22. Risk Category - Combined

Risk Category - Combined	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
1	1,365	259,005,655	55.1	7.707	354	84.21	611
2	221	41,137,576	8.75	8.004	355	82.39	587
3	278	48,175,674	10.25	8.032	354	80.15	575
4	318	55,472,257	11.8	8.147	358	78.74	580
5	171	36,114,718	7.68	8.347	356	70.14	571
6	49	7,306,588	1.55	10.286	359	63.04	554
A	46	9,651,867	2.05	7.419	352	78.53	589
A-	6	1,594,844	0.34	8.182	359	76.79	567
B	10	1,970,245	0.42	8.283	359	72.91	542
C	17	3,406,979	0.72	8.583	359	69.85	540
C-	27	6,240,754	1.33	7.863	359	85.21	593
Total:	2,508	470,077,157	100	7.914	355	81.3	596

Top

23. Conforming Balance

Conforming Balance	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Non-Conform	291	118,801,173	25.27	7.498	358	83.77	614
Conforming B	2,217	351,275,984	74.73	8.055	354	80.47	590
Total:	2,508	470,077,157	100	7.914	355	81.3	596

Asset Backed Certificates
ARSI
2003-W1
Scenario PXCAP **With Cap Cash**

Per	Date	RP1monthlibor	Subordinates Available Funds cap
-	7/25/2003	0	-
1.00	8/25/2003	20 *	
2.00	9/25/2003	20 *	
3.00	10/25/2003	20	9.49
4.00	11/25/2003	20	9.29
5.00	12/25/2003	20	9.49
6.00	1/25/2004	20	9.29
7.00	2/25/2004	20	9.28
8.00	3/25/2004	20	9.69
9.00	4/25/2004	20	9.28
10.00	5/25/2004	20	9.48
11.00	6/25/2004	20	9.28
12.00	7/25/2004	20	9.47
13.00	8/25/2004	20	9.27
14.00	9/25/2004	20	9.27
15.00	10/25/2004	20	9.47
16.00	11/25/2004	20	9.27
17.00	12/25/2004	20	9.47
18.00	1/25/2005	20	9.27
19.00	2/25/2005	20	9.27
20.00	3/25/2005	20	9.90
21.00	4/25/2005	20	9.27
22.00	5/25/2005	20	9.47
23.00	6/25/2005	20	9.27
24.00	7/25/2005	20	9.64
25.00	8/25/2005	20	6.67
26.00	9/25/2005	20	6.67
27.00	10/25/2005	20	7.19
28.00	11/25/2005	20	6.96
29.00	12/25/2005	20	7.19
30.00	1/25/2006	20	7.33

31.00	2/25/2006	20	7.33
32.00	3/25/2006	20	8.11
33.00	4/25/2006	20	7.46
34.00	5/25/2006	20	7.71
35.00	6/25/2006	20	7.46
36.00	7/25/2006	20	8.17
37.00	8/25/2006	20	7.90
38.00	9/25/2006	20	7.90
39.00	10/25/2006	20	8.33
40.00	11/25/2006	20	8.04
41.00	12/25/2006	20	8.28
42.00	1/25/2007	20	8.40
43.00	2/25/2007	20	8.40
44.00	3/25/2007	20	9.29
45.00	4/25/2007	20	8.53
46.00	5/25/2007	20	8.81
47.00	6/25/2007	20	8.53
48.00	7/25/2007	20	9.21
49.00	8/25/2007	20	8.91
50.00	9/25/2007	20	8.90
51.00	10/25/2007	20	9.34
52.00	11/25/2007	20	9.04
53.00	12/25/2007	20	9.33
54.00	1/25/2008	20	9.05
55.00	2/25/2008	20	9.05
56.00	3/25/2008	20	9.67
57.00	4/25/2008	20	9.05
58.00	5/25/2008	20	9.35
59.00	6/25/2008	20	9.04
60.00	7/25/2008	20	9.35
61.00	8/25/2008	20	9.05
62.00	9/25/2008	20	9.04
63.00	10/25/2008	20	9.35
64.00	11/25/2008	20	9.04
65.00	12/25/2008	20	9.33
66.00	1/25/2009	20	9.03
67.00	2/25/2009	20	9.02
68.00	3/25/2009	20	9.98
69.00	4/25/2009	20	9.01
70.00	5/25/2009	20	9.31
71.00	6/25/2009	20	9.00
72.00	7/25/2009	20	9.30
73.00	8/25/2009	20	8.99
74.00	9/25/2009	20	8.98
75.00	10/25/2009	20	9.28
76.00	11/25/2009	20	8.97
77.00	12/25/2009	20	9.27
78.00	1/25/2010	20	8.96
79.00	2/25/2010	20	8.96
80.00	3/25/2010	20	9.91
81.00	4/25/2010	20	8.95
82.00	5/25/2010	20	9.24
83.00	6/25/2010	20	8.94
84.00	7/25/2010	20	9.23

85.00	8/25/2010	20	8.93
86.00	9/25/2010	20	8.92
87.00	10/25/2010	20	9.21
88.00	11/25/2010	20	8.91
89.00	12/25/2010	20	9.20
90.00	1/25/2011	20	8.90
91.00	2/25/2011	20	8.89
92.00	3/25/2011	20	9.84
93.00	4/25/2011	20	8.88
94.00	5/25/2011	20	9.17
95.00	6/25/2011	20	-
96.00	7/25/2011	20	-
97.00	8/25/2011	20	-
98.00	9/25/2011	20	-
99.00	10/25/2011	20	-
100.00	11/25/2011	20	-
101.00	12/25/2011	20	-
102.00	1/25/2012	20	-
103.00	2/25/2012	20	-
104.00	3/25/2012	20	-
105.00	4/25/2012	20	-
106.00	5/25/2012	20	-
107.00	6/25/2012	20	-
108.00	7/25/2012	20	-
109.00	8/25/2012	20	-
110.00	9/25/2012	20	-
111.00	10/25/2012	20	-
112.00	11/25/2012	20	-
113.00	12/25/2012	20	-
114.00	1/25/2013	20	-
115.00	2/25/2013	20	-
116.00	3/25/2013	20	-
117.00	4/25/2013	20	-
118.00	5/25/2013	20	-
119.00	6/25/2013	20	-
120.00	7/25/2013	20	-
121.00	8/25/2013	20	-
122.00	9/25/2013	20	-
123.00	10/25/2013	20	-
124.00	11/25/2013	20	-
125.00	12/25/2013	20	-
126.00	1/25/2014	20	-
127.00	2/25/2014	20	-
128.00	3/25/2014	20	-
129.00	4/25/2014	20	-
130.00	5/25/2014	20	-
131.00	6/25/2014	20	-
132.00	7/25/2014	20	-
133.00	8/25/2014	20	-
134.00	9/25/2014	20	-
135.00	10/25/2014	20	-
136.00	11/25/2014	20	-
137.00	12/25/2014	20	-
138.00	1/25/2015	20	-

139.00	2/25/2015	20	-
140.00	3/25/2015	20	-
141.00	4/25/2015	20	-
142.00	5/25/2015	20	-
143.00	6/25/2015	20	-
144.00	7/25/2015	20	-
145.00	8/25/2015	20	-
146.00	9/25/2015	20	-
147.00	10/25/2015	20	-
148.00	11/25/2015	20	-
149.00	12/25/2015	20	-
150.00	1/25/2016	20	-
151.00	2/25/2016	20	-
152.00	3/25/2016	20	-
153.00	4/25/2016	20	-
154.00	5/25/2016	20	-
155.00	6/25/2016	20	-
156.00	7/25/2016	20	-
157.00	8/25/2016	20	-
158.00	9/25/2016	20	-
159.00	10/25/2016	20	-
160.00	11/25/2016	20	-
161.00	12/25/2016	20	-
162.00	1/25/2017	20	-
163.00	2/25/2017	20	-
164.00	3/25/2017	20	-
165.00	4/25/2017	20	-
166.00	5/25/2017	20	-
167.00	6/25/2017	20	-
168.00	7/25/2017	20	-
169.00	8/25/2017	20	-
170.00	9/25/2017	20	-
171.00	10/25/2017	20	-
172.00	11/25/2017	20	-
173.00	12/25/2017	20	-
174.00	1/25/2018	20	-
175.00	2/25/2018	20	-
176.00	3/25/2018	20	-
177.00	4/25/2018	20	-
178.00	5/25/2018	20	-
179.00	6/25/2018	20	-
180.00	7/25/2018	20	-
181.00	8/25/2018	20	-
182.00	9/25/2018	20	-
183.00	10/25/2018	20	-
184.00	11/25/2018	20	-
185.00	12/25/2018	20	-
186.00	1/25/2019	20	-
187.00	2/25/2019	20	-
188.00	3/25/2019	20	-
189.00	4/25/2019	20	-
190.00	5/25/2019	20	-
191.00	6/25/2019	20	-
192.00	7/25/2019	20	-

193.00	8/25/2019	20	-
194.00	9/25/2019	20	-
195.00	10/25/2019	20	-
196.00	11/25/2019	20	-
197.00	12/25/2019	20	-
198.00	1/25/2020	20	-
199.00	2/25/2020	20	-
200.00	3/25/2020	20	-
201.00	4/25/2020	20	-
202.00	5/25/2020	20	-
203.00	6/25/2020	20	-
204.00	7/25/2020	20	-
205.00	8/25/2020	20	-
206.00	9/25/2020	20	-
207.00	10/25/2020	20	-
208.00	11/25/2020	20	-
209.00	12/25/2020	20	-
210.00	1/25/2021	20	-
211.00	2/25/2021	20	-
212.00	3/25/2021	20	-
213.00	4/25/2021	20	-
214.00	5/25/2021	20	-
215.00	6/25/2021	20	-
216.00	7/25/2021	20	-
217.00	8/25/2021	20	-
218.00	9/25/2021	20	-
219.00	10/25/2021	20	-
220.00	11/25/2021	20	-
221.00	12/25/2021	20	-
222.00	1/25/2022	20	-
223.00	2/25/2022	20	-
224.00	3/25/2022	20	-
225.00	4/25/2022	20	-
226.00	5/25/2022	20	-
227.00	6/25/2022	20	-
228.00	7/25/2022	20	-
229.00	8/25/2022	20	-
230.00	9/25/2022	20	-
231.00	10/25/2022	20	-
232.00	11/25/2022	20	-
233.00	12/25/2022	20	-
234.00	1/25/2023	20	-
235.00	2/25/2023	20	-
236.00	3/25/2023	20	-
237.00	4/25/2023	20	-
238.00	5/25/2023	20	-
239.00	6/25/2023	20	-
240.00	7/25/2023	20	-
241.00	8/25/2023	20	-
242.00	9/25/2023	20	-
243.00	10/25/2023	20	-
244.00	11/25/2023	20	-
245.00	12/25/2023	20	-
246.00	1/25/2024	20	-

247.00	2/25/2024	20	-
248.00	3/25/2024	20	-
249.00	4/25/2024	20	-
250.00	5/25/2024	20	-
251.00	6/25/2024	20	-
252.00	7/25/2024	20	-
253.00	8/25/2024	20	-
254.00	9/25/2024	20	-
255.00	10/25/2024	20	-
256.00	11/25/2024	20	-
257.00	12/25/2024	20	-
258.00	1/25/2025	20	-
259.00	2/25/2025	20	-
260.00	3/25/2025	20	-
261.00	4/25/2025	20	-
262.00	5/25/2025	20	-
263.00	6/25/2025	20	-
264.00	7/25/2025	20	-
265.00	8/25/2025	20	-
266.00	9/25/2025	20	-
267.00	10/25/2025	20	-
268.00	11/25/2025	20	-
269.00	12/25/2025	20	-
270.00	1/25/2026	20	-
271.00	2/25/2026	20	-
272.00	3/25/2026	20	-
273.00	4/25/2026	20	-
274.00	5/25/2026	20	-
275.00	6/25/2026	20	-
276.00	7/25/2026	20	-
277.00	8/25/2026	20	-
278.00	9/25/2026	20	-
279.00	10/25/2026	20	-
280.00	11/25/2026	20	-
281.00	12/25/2026	20	-
282.00	1/25/2027	20	-
283.00	2/25/2027	20	-
284.00	3/25/2027	20	-
285.00	4/25/2027	20	-
286.00	5/25/2027	20	-
287.00	6/25/2027	20	-
288.00	7/25/2027	20	-
289.00	8/25/2027	20	-
290.00	9/25/2027	20	-
291.00	10/25/2027	20	-
292.00	11/25/2027	20	-
293.00	12/25/2027	20	-
294.00	1/25/2028	20	-
295.00	2/25/2028	20	-
296.00	3/25/2028	20	-
297.00	4/25/2028	20	-
298.00	5/25/2028	20	-
299.00	6/25/2028	20	-
300.00	7/25/2028	20	-

301.00	8/25/2028	20	-
302.00	9/25/2028	20	-
303.00	10/25/2028	20	-
304.00	11/25/2028	20	-
305.00	12/25/2028	20	-
306.00	1/25/2029	20	-
307.00	2/25/2029	20	-
308.00	3/25/2029	20	-
309.00	4/25/2029	20	-
310.00	5/25/2029	20	-
311.00	6/25/2029	20	-
312.00	7/25/2029	20	-
313.00	8/25/2029	20	-
314.00	9/25/2029	20	-
315.00	10/25/2029	20	-
316.00	11/25/2029	20	-
317.00	12/25/2029	20	-
318.00	1/25/2030	20	-
319.00	2/25/2030	20	-
320.00	3/25/2030	20	-
321.00	4/25/2030	20	-
322.00	5/25/2030	20	-
323.00	6/25/2030	20	-
324.00	7/25/2030	20	-
325.00	8/25/2030	20	-
326.00	9/25/2030	20	-
327.00	10/25/2030	20	-
328.00	11/25/2030	20	-
329.00	12/25/2030	20	-
330.00	1/25/2031	20	-
331.00	2/25/2031	20	-
332.00	3/25/2031	20	-
333.00	4/25/2031	20	-
334.00	5/25/2031	20	-
335.00	6/25/2031	20	-
336.00	7/25/2031	20	-
337.00	8/25/2031	20	-
338.00	9/25/2031	20	-
339.00	10/25/2031	20	-
340.00	11/25/2031	20	-
341.00	12/25/2031	20	-
342.00	1/25/2032	20	-
343.00	2/25/2032	20	-
344.00	3/25/2032	20	-
345.00	4/25/2032	20	-
346.00	5/25/2032	20	-
347.00	6/25/2032	20	-
348.00	7/25/2032	20	-
349.00	8/25/2032	20	-
350.00	9/25/2032	20	-
351.00	10/25/2032	20	-
352.00	11/25/2032	20	-
353.00	12/25/2032	20	-
354.00	1/25/2033	20	-

355.00	2/25/2033	20	-
356.00	3/25/2033	20	-
357.00	4/25/2033	20	-
358.00	5/25/2033	20	-
359.00	6/25/2033	20	-
360.00	7/25/2033	20	-
361.00	8/25/2033	20	-
362.00	9/25/2033	20	-

Selection Criteria: CDPMICOMPFLAG in 'Y'
Table of Contents

1. Summary Statistics
2. Product Types
3. Range of Gross Interest Rates (%)
4. Range of Principal Balances at Origination ($)
5. Range of Cut-off Date Principal Balances ($)
6. Range of Stated Original Terms (months)
7. Range of Stated Remaining Terms (months)
8. Range of Original LTV Ratios (%)
9. Range of Gross Margins (%)
10. Range of Minimum Mortgage Rates (%)
11. Range of Maximum Loan Rates (%)
12. Initial Periodic Cap (%)
13. Subseqeunt Periodic Cap (%)
14. Next Rate Adjustment Dates
15. Geographic Distribution of Mortgaged Properties
16. Occupancy
17. Property Type
18. Loan Purpose
19. Documentation Level
20. Credit Score
21. Prepayment Penalty Term
22. Risk Category - Combined
23. Conforming Balance

1. Summary Statistics

Number of Mortgage Loans: 3,559
Aggregate Principal Balance ($): 654,923,052
Weighted Average Current Mortgage Rate (%): 7.134
Non-Zero Weighted Average Margin (%): 6.390
Non-Zero Weighted Average Maximum Rate (%): 13.282
Weighted Average Stated Original Term (months): 356
Weighted Average Stated Remaining Term (months): 355
Weighted Average Seasoning (months): 1
Weighted Average Original LTV (%): 84.78
% First Liens: 100.00
% Owner Occupied: 94.89
% Purchase: 26.60
% Full Doc: 77.85
Non-Zero Weighted Average Credit Score: 627

Top

2. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Fixed - 15 Y	54	8,176,219	1.25	6.926	179	76.07	618
Fixed - 20 Y	42	7,984,500	1.22	6.602	239	77.07	639
Fixed - 30 Y	1,445	279,028,078	42.60	6.964	359	83.07	639
ARM - 2 Yea	1,859	330,046,116	50.39	7.314	358	86.63	618
ARM - 3 Yea	159	29,688,140	4.53	6.920	359	84.82	619
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

Top

3. Range of Gross Interest Rates (%)

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
5.000 - 5.999	256	65,176,320	9.95	5.756	352	79.26	653
6.000 - 6.999	1,198	257,425,641	39.31	6.569	354	83.19	637
7.000 - 7.999	1,280	224,268,341	34.24	7.477	356	87.22	621
8.000 - 8.999	651	87,724,613	13.39	8.423	357	87.06	603
9.000 - 9.999	166	19,718,988	3.01	9.320	358	86.10	589
10.000 - 10.9	8	609,149	0.09	10.149	359	80.05	561
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

Minimum: 5.000
Maximum: 10.250
Weighted Average: 7.134

Top

4. Range of Principal Balances at Origination ($)

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 -	757	60,455,268.00	9.22
100,000.01 -	820	101,556,767.00	15.50
150,000.01 -	652	113,169,756.00	17.27
200,000.01 -	537	120,310,389.00	18.36
250,000.01 -	334	91,566,329.00	13.97
300,000.01 -	210	67,656,088.00	10.32
350,000.01 -	149	55,944,955.00	8.54
400,000.01 -	63	26,726,508.00	4.08
450,000.01 -	33	15,831,404.00	2.42
500,000.01 -	4	2,145,900.00	0.33
Total:	**3,559**	**655,363,364.00**	**100.00**

Minimum: 60,000.00
Maximum: 549,900.00
Average: 184,142.56
Total: 655,363,364.00

Top

5. Range of Cut-off Date Principal Balances ($)

	Number	Aggregate Cut-off	% of Mortgage Pool by Aggregate Cut-off	Weighted Average	Weighted Average	Weighted	Weighted

Range of Cut-off Date Principal Balances ($)	of Mortgage Loans	Date Principal Balance ($)	Date Principal Balance	Gross Interest Rate (%)	Remaining Term (months)	Average Original LTV	Average FICO Score
50,001 - 75,(	293	19,675,977	3.00	8.181	352	84.89	612
75,001 - 100	464	40,745,203	6.22	7.727	349	84.97	620
100,001 - 12	445	50,046,981	7.64	7.622	354	85.78	620
125,001 - 15	377	51,754,928	7.90	7.441	357	86.77	628
150,001 - 17	350	56,842,783	8.68	7.397	355	85.10	619
175,001 - 20	300	55,958,819	8.54	7.208	355	85.21	621
200,001 - 22	301	64,153,941	9.80	6.926	356	83.93	625
225,001 - 25	236	56,074,662	8.56	6.960	354	85.08	634
250,001 - 27	176	45,976,300	7.02	6.905	357	85.01	633
275,001 - 30	158	45,523,522	6.95	6.967	354	85.29	627
300,001 - 32	126	39,413,024	6.02	6.887	356	86.37	637
325,001 - 35	84	28,191,882	4.30	6.670	358	84.09	644
350,001 - 37	71	25,781,069	3.94	6.951	359	83.92	623
375,001 - 40	78	30,119,781	4.60	6.811	354	85.44	632
400,001 - 42	33	13,634,997	2.08	6.412	355	80.67	647
425,001 - 45	30	13,067,060	2.00	6.498	355	82.74	641
450,001 - 47	13	5,988,010	0.91	6.467	359	73.56	624
475,001 - 50	20	9,830,534	1.50	6.766	350	76.68	608
500,001 - 75	4	2,143,581	0.33	7.049	359	79.49	641
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

Minimum: 59,937
Maximum: 549,600
Average: 184,019

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6. Range of Stated Original Terms (months)

Range of Stated Original Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
180	60	8,715,418	1.33	6.927	179	76.84	620

240	56	9,763,200	1.49	6.699	239	79.35	638
360	3,443	636,444,434	97.18	7.143	359	84.97	627
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

Minimum: 180
Maximum: 360
Weighted Average: 356

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7. Range of Stated Remaining Terms (months)

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
169 - 180	60	8,715,418	1.33	6.927	179	76.84	620
229 - 240	56	9,763,200	1.49	6.699	239	79.35	638
349 - 360	3,443	636,444,434	97.18	7.143	359	84.97	627
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

Minimum: 177
Maximum: 360
Weighted Average: 355

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8. Range of Original LTV Ratios (%)

	Number of Mortgage	Aggregate Cut-off Date Principal	% of Mortgage Pool by Aggregate Cut-off Date Principal	Weighted Average Gross Interest	Weighted Average Remaining Term	Weighted Average Original	Weighted Average FICO

Range of Original LTV Ratios (%)	Loans	Balance ($)	Balance	Rate (%)	(months)	LTV	Score
60.01 - 65.00	135	25,944,561	3.96	6.498	345	63.15	618
65.01 - 70.00	139	25,031,067	3.82	6.657	346	68.22	618
70.01 - 75.00	235	44,869,586	6.85	6.741	348	73.74	619
75.01 - 80.00	648	128,915,808	19.68	6.961	355	79.37	623
80.01 - 85.00	514	99,266,243	15.16	7.080	356	84.23	615
85.01 - 90.00	1,186	206,425,133	31.52	7.402	357	89.59	627
90.01 - 95.00	702	124,470,655	19.01	7.279	358	94.68	649
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

Minimum: 60.02
Maximum: 95.00
Weighted Average: 84.78

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9. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 5.000	53	9,537,702	2.65	7.179	359	86.77	614
5.001 - 5.500	98	20,856,015	5.80	6.998	359	83.30	639
6.001 - 6.500	1,862	328,490,453	91.31	7.303	358	86.66	617
6.501 - 7.000	4	661,206	0.18	6.638	359	90.90	615
7.001 - 7.500	1	188,882	0.05	8.350	359	90.00	554
Total:	**2,018**	**359,734,257**	**100.00**	**7.282**	**358**	**86.48**	**618**

Non-Zero Minimum: 4.500
Maximum: 7.125
Non-Zero Weighted Average: 6.390

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10. Range of Minimum Mortgage Rates (%)

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 7.500	1,094	223,685,252	62.18	6.734	358	85.99	628
7.501 - 8.00(	415	68,701,946	19.10	7.768	358	87.54	613
8.001 - 8.50(	242	34,553,446	9.61	8.257	358	86.98	597
8.501 - 9.00(	167	21,372,512	5.94	8.764	358	87.70	588
9.001 - 9.50(	71	8,660,329	2.41	9.219	359	86.25	582
9.501 - 10.0(	23	2,297,563	0.64	9.707	359	84.73	562
10.001 - 10.!	6	463,210	0.13	10.118	360	85.61	565
Total:	2,018	359,734,257	100.00	7.282	358	86.48	618

Non-Zero Minimum: 5.100
Maximum: 10.250
Non-Zero Weighted Average: 7.282

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11. Range of Maximum Loan Rates (%)

Range of Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 15.000	1,918	348,313,154	96.83	7.214	358	86.50	619
15.001 - 15.!	71	8,660,329	2.41	9.219	359	86.25	582
15.501 - 16.(	23	2,297,563	0.64	9.707	359	84.73	562
16.001 - 16.!	6	463,210	0.13	10.118	360	85.61	565
Total:	2,018	359,734,257	100.00	7.282	358	86.48	618

Non-Zero Minimum: 11.100
Maximum: 16.250

Non-Zero Weighted Average: 13.282

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12. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
2.000	1,956	348,408,435	96.85	7.289	358	86.51	618
3.000	62	11,325,822	3.15	7.050	359	85.36	614
Total:	**2,018**	**359,734,257**	**100.00**	**7.282**	**358**	**86.48**	**618**

Non-Zero Minimum: 2.000
Maximum: 3.000
Non-Zero Weighted Average: 2.031

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13. Subseqeunt Periodic Cap (%)

Subseqeunt Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
1.000	2,018	359,734,257	100.00	7.282	358	86.48	618
Total:	**2,018**	**359,734,257**	**100.00**	**7.282**	**358**	**86.48**	**618**

Non-Zero Minimum: 1.000
Maximum: 1.000
Non-Zero Weighted Average: 1.000

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14. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
January 200	1	443,465	0.12	7.450	354	90.00	578
March 2005	26	6,515,461	1.81	7.594	356	84.08	596
April 2005	19	4,132,782	1.15	7.872	353	81.99	609
May 2005	28	4,602,568	1.28	7.656	352	83.95	629
June 2005	1,170	213,486,214	59.35	7.321	358	86.82	618
July 2005	615	100,865,626	28.04	7.243	359	86.68	619
May 2006	2	413,371	0.11	7.400	358	90.00	703
June 2006	104	20,137,285	5.60	6.983	359	85.99	618
July 2006	53	9,137,484	2.54	6.760	360	82.01	617
Total:	**2,018**	**359,734,257**	**100.00**	**7.282**	**358**	**86.48**	**618**

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15. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score

California	958	231,022,523	35.27	6.647	357	83.15	636
Florida	497	68,545,755	10.47	7.089	353	85.80	622
New York	251	65,007,817	9.93	7.002	351	82.41	630
Illinois	261	43,605,173	6.66	7.587	356	87.24	622
New Jersey	144	31,253,108	4.77	7.395	351	83.81	622
Massachuse	77	17,485,420	2.67	7.349	354	83.19	625
Texas	127	16,949,876	2.59	7.572	352	83.89	620
Minnesota	81	14,326,243	2.19	7.599	359	88.07	621
Nevada	77	13,660,294	2.09	7.633	359	87.70	621
Washington	72	13,333,652	2.04	6.984	359	86.28	626
Arizona	102	12,136,530	1.85	7.495	341	88.38	630
Colorado	59	11,918,168	1.82	7.087	355	88.09	633
Ohio	114	11,073,804	1.69	7.862	357	86.96	620
Maryland	51	9,714,941	1.48	7.434	353	85.17	619
Utah	52	9,244,470	1.41	7.603	359	88.61	625
Other	636	85,645,281	13.08	7.765	356	86.82	615
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

Number of States/District of Columbia Represented: 43

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16. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Primary	3,294	621,428,860	94.89	7.092	355	84.73	625
Non-Owner (	237	28,985,031	4.43	8.049	357	85.96	674
Second Hom	28	4,509,162	0.69	7.016	359	84.14	661
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

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17. Property Type

			% of Mortgage Pool by				

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Single Famil	2,739	500,356,117	76.40	7.100	355	84.70	624
2-4 Family	295	61,582,899	9.40	7.381	355	83.76	650
Planned Uni	253	50,802,281	7.76	7.083	358	85.83	629
Condominiur	255	40,274,077	6.15	7.241	357	86.42	637
Mobile Home	17	1,907,679	0.29	6.980	359	78.12	615
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

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18. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Refinance -	1,437	275,410,993	42.05	6.921	354	81.77	628
Refinance -	1,082	205,328,010	31.35	7.087	353	85.29	615
Purchase	1,040	174,184,050	26.60	7.525	359	88.94	641
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

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19. Documentation Level

	Number	Aggregate Cut-off	% of Mortgage Pool by Aggregate Cut-off	Weighted Average	Weighted Average	Weighted	Weighted

Documentation Level	of Mortgage Loans	Date Principal Balance ($)	Date Principal Balance	Gross Interest Rate (%)	Remaining Term (months)	Average Original LTV	Average FICO Score
Full	2,798	509,869,486	77.85	7.094	355	85.07	619
Stated Docu	610	114,006,309	17.41	7.270	354	83.18	663
Limited	151	31,047,258	4.74	7.276	356	86.01	625
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

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20. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
500 - 524	35	5,587,092	0.85	7.975	359	76.89	513
525 - 549	141	23,029,371	3.52	7.883	356	76.84	537
550 - 574	479	79,584,102	12.15	7.675	356	82.82	561
575 - 599	466	82,446,515	12.59	7.367	352	83.51	587
600 - 624	723	132,626,918	20.25	7.047	355	85.91	612
625 - 649	649	124,361,722	18.99	6.982	355	85.98	636
650 - 674	491	98,807,141	15.09	6.891	357	85.78	661
675 - 699	282	51,156,807	7.81	6.959	353	85.98	686
700 - 724	147	26,913,456	4.11	6.772	356	86.09	710
725 - 749	77	15,882,985	2.43	6.869	358	84.97	734
750 - 774	42	8,751,418	1.34	6.711	359	85.44	760
775 - 799	23	5,058,445	0.77	6.638	357	83.98	785
800 +	4	717,081	0.11	5.864	252	70.10	806
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

Non-Zero Minimum: 501
Maximum: 809
Non-Zero Weighted Average: 627

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21. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
0	689	121,600,264	18.57	7.430	354	85.42	629
12	278	64,229,118	9.81	7.126	350	82.99	635
24	1,535	266,721,196	40.73	7.273	357	86.22	618
36	1,057	202,372,474	30.90	6.773	354	83.07	637
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 27

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22. Risk Category - Combined

Risk Category - Combined	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
1	2,787	507,115,552	77.43	7.069	355	85.12	632
2	355	68,597,988	10.47	7.541	354	83.59	601
3	243	41,963,175	6.41	7.419	355	83.08	602
4	23	4,930,208	0.75	6.918	359	94.95	653
A	140	30,242,865	4.62	6.907	359	82.91	647
AAA	1	287,361	0.04	7.750	357	80.00	620
A-	9	1,606,223	0.25	7.190	359	80.26	575
B	1	179,681	0.03	8.650	357	80.00	534
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

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23. Conforming Balance

Conforming Balance	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Non-Conforn	323	124,326,445	18.98	6.699	356	82.85	632
Conforming	3,236	530,596,608	81.02	7.235	355	85.24	626
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

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Jun 27, 2003 11:04

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security descr

ARGENT MORTGAGE COMPANY LLC℠

Argent Securities Inc.
2003-W1

Closing: July 10, 2003
Lead Underwriters: Morgan Stanley & Banc of America Securities
Co-Managers: Deutsche Bank, Citigroup, UBS, Merrill Lynch

Offered Certificates	Principal Balance	Size	Initial Credit Enhancement	Stepdown Credit Enhancement	WAL (Call/Mat)	Window (Call/Mat)	Ratings (Moody's/ Fitch/S&P)
A1A*	712,439,000				2.74/2.95	(8/03-4/11)/ (8/03-3/20)	Aaa/AAA/AAA
A1B*	58,618,000				2.74/2.95	(8/03-4/11)/ (8/03-3/20)	Aaa/AAA/AAA
A2*	534,952,000				3.04/3.33	(8/03-4/11)/ (8/03-6/21)	Aaa/AAA/AAA
Seniors	1,306,009,000	85.50%	14.50%	29.00%			
M1	76,374,000	5.00%	9.50%	19.00%	5.24/5.76	(9/06-4/11)/ (9/06-7/17)	Aa2/AA/AA
M2	57,281,000	3.75%	5.75%	11.50%	5.22/5.66	(8/06-4/11)/ (8/06-8/15)	A2/A/A
M3	15,275,000	1.00%	4.75%	9.50%	5.21/5.55	(8/06-4/11)/ (8/06-1/14)	A3/A-/A-
B1	15,275,000	1.00%	3.75%	7.50%	5.21/5.48	(8/06-4/11)/ (8/06-5/13)	Baa1/BBB+/BBB+
B2	13,747,000	0.90%	2.85%	5.70%	5.21/5.37	(8/06-4/11)/ (8/06-8/12)	Baa2/BBB/BBB
B3	16,039,000	1.05%	1.80%	3.60%	5.14/5.15	(8/06-4/11)/ (8/06-9/11)	Baa3/BBB-/BBB-
OC	27,495,908	1.80%					

*Balances subject to change

Total Bonds	1,500,000,000
Collateral	1,527,495,908

Pricing Speed:

ARMs: 27% CPR
FRMs: 4 – 20% CPR over 12 months, 20% CPR thereafter

Summary Statistics

Number of Mortgage Loans: 6,067
Aggregate Principal Balance ($): 1,125,000,209
Weighted Average Current Mortgage Rate (%): 7.460
Non-Zero Weighted Average Margin (%): 6.406
Non-Zero Weighted Average Maximum Rate (%): 13.653
Weighted Average Stated Original Term (months): 356
Weighted Average Stated Remaining Term (months): 355
Weighted Average Seasoning (months): 1
Weighted Average Original LTV (%): 83.33
% First Liens: 100.00
% Owner Occupied: 93.26
% Purchase: 23.27
% Full Doc: 64.89
Non-Zero Weighted Average Credit Score: 614

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Fixed - 15 Year	113	16,348,582	1.45	7.010	179	66.49	614
Fixed - 20 Year	73	12,686,443	1.13	6.757	239	72.52	631
Fixed - 30 Year	2,055	392,757,181	34.91	7.155	359	81.56	631
ARM - 2 Year/6 Month	3,545	647,335,892	57.54	7.685	359	85.09	604
ARM - 3 Year/6 Month	281	55,872,111	4.97	7.274	359	82.71	607
Total:	6,067	1,125,000,209	100.00	7.460	355	83.33	614

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
4.000 - 4.999	4	850,000	0.08	4.862	360	58.03	601
5.000 - 5.999	339	85,467,374	7.60	5.765	349	74.60	653
6.000 - 6.999	1,550	337,826,138	30.03	6.583	353	81.72	633
7.000 - 7.999	2,043	381,405,025	33.90	7.526	356	85.95	612
8.000 - 8.999	1,506	235,839,156	20.96	8.453	357	85.21	592
9.000 - 9.999	511	68,062,827	6.05	9.394	357	83.84	577
10.000 - 10.999	77	10,439,832	0.93	10.389	356	77.33	561
11.000 - 11.999	28	4,359,625	0.39	11.506	359	62.09	536
12.000 - 12.999	9	750,234	0.07	12.186	360	62.08	542
Total:	6,067	1,125,000,209	100.00	7.460	355	83.33	614

Minimum: 4.700
Maximum: 12.700
Weighted Average: 7.460

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	1,324	105,717,291.00	9.39
100,000.01 - 150,000.00	1,426	177,599,435.00	15.78
150,000.01 - 200,000.00	1,101	191,554,171.00	17.02
200,000.01 - 250,000.00	866	193,800,591.00	17.22
250,000.01 - 300,000.00	514	140,871,424.00	12.51
300,000.01 - 350,000.00	341	110,142,998.00	9.78
350,000.01 - 400,000.00	249	93,506,044.00	8.31
400,000.01 - 450,000.00	120	51,145,398.00	4.54
450,000.01 - 500,000.00	115	55,620,973.00	4.94
500,000.01 - 550,000.00	11	5,775,400.00	0.51
Total:	6,067	1,125,733,725.00	100.00

Minimum: 60,000.00
Maximum: 550,000.00
Average: 185,550.31
Total: 1,125,733,725.00

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
50,001 - 75,000	517	34,877,900	3.10	8.417	349	80.55	599
75,001 - 100,000	807	70,783,529	6.29	8.044	349	82.40	605
100,001 - 125,000	734	82,490,489	7.33	7.881	354	83.80	606
125,001 - 150,000	694	95,308,648	8.47	7.799	356	83.75	610
150,001 - 175,000	584	94,863,004	8.43	7.625	354	82.14	606
175,001 - 200,000	515	96,271,456	8.56	7.546	354	82.71	609
200,001 - 225,000	488	103,944,702	9.24	7.258	355	82.02	613
225,001 - 250,000	378	89,728,110	7.98	7.281	355	83.89	618
250,001 - 275,000	278	72,700,719	6.46	7.264	355	83.93	616
275,001 - 300,000	237	68,371,910	6.08	7.264	355	85.16	613
300,001 - 325,000	194	60,650,557	5.39	7.211	356	86.40	625
325,001 - 350,000	146	49,113,762	4.37	7.019	358	83.91	627
350,001 - 375,000	125	45,399,823	4.04	7.281	356	85.34	622
375,001 - 400,000	124	48,038,876	4.27	7.061	356	84.73	626
400,001 - 425,000	55	22,717,259	2.02	6.788	357	84.01	637
425,001 - 450,000	65	28,387,523	2.52	7.183	357	84.14	633
450,001 - 475,000	36	16,617,703	1.48	6.910	359	82.34	627
475,001 - 500,000	79	38,964,248	3.46	7.344	357	78.24	605
500,001 - 750,000	11	5,769,992	0.51	7.345	359	78.83	636
Total:	6,067	1,125,000,209	100.00	7.460	355	83.33	614

Minimum: 59,937
Maximum: 549,600
Average: 185,429

Range of Stated Original Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
180	119	16,887,781	1.50	7.008	179	67.19	615
240	91	14,929,379	1.33	6.844	239	74.37	629
360	5,857	1,093,183,050	97.17	7.475	359	83.70	614
Total:	6,067	1,125,000,209	100.00	7.460	355	83.33	614

Minimum: 180
Maximum: 360
Weighted Average: 356

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
169 - 180	119	16,887,781	1.50	7.008	179	67.19	615
229 - 240	91	14,929,379	1.33	6.844	239	74.37	629
349 - 360	5,857	1,093,183,050	97.17	7.475	359	83.70	614
Total:	6,067	1,125,000,209	100.00	7.460	355	83.33	614

Minimum: 177
Maximum: 360
Weighted Average: 355

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
15.01 - 20.00	1	66,945	0.01	6.950	359	16.96	546
20.01 - 25.00	3	204,600	0.02	8.052	260	23.05	593
25.01 - 30.00	10	935,675	0.08	6.778	307	27.77	622
30.01 - 35.00	14	1,554,135	0.14	7.361	319	32.72	606
35.01 - 40.00	31	3,855,256	0.34	7.210	318	37.65	607
40.01 - 45.00	33	5,294,688	0.47	6.874	333	42.58	594
45.01 - 50.00	61	7,873,773	0.70	6.867	341	48.07	606
50.01 - 55.00	79	15,495,549	1.38	7.032	334	53.06	590
55.01 - 60.00	133	25,901,636	2.30	7.176	345	57.95	604
60.01 - 65.00	234	43,826,522	3.90	7.112	347	63.44	595
65.01 - 70.00	234	40,876,942	3.63	7.263	349	68.35	597
70.01 - 75.00	416	81,456,235	7.24	7.472	352	74.01	592
75.01 - 80.00	948	182,326,277	16.21	7.356	355	79.39	607
80.01 - 85.00	807	148,840,524	13.23	7.446	356	84.33	602
85.01 - 90.00	1,849	333,614,972	29.65	7.620	357	89.64	617
90.01 - 95.00	1,214	232,876,482	20.70	7.515	359	94.71	641
Total:	6,067	1,125,000,209	100.00	7.460	355	83.33	614

Minimum: 16.96
Maximum: 95.00
Weighted Average: 83.33

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 5.000	100	18,059,397	2.57	7.579	359	84.96	608
5.001 - 5.500	156	33,496,590	4.76	7.257	359	82.97	619
5.501 - 6.000	1	225,000	0.03	7.550	240	56.25	599
6.001 - 6.500	3,540	645,486,653	91.79	7.666	359	85.09	604
6.501 - 7.000	6	1,041,344	0.15	7.474	359	92.02	615
7.001 - 7.500	23	4,899,021	0.70	8.898	359	72.55	541
Total:	3,826	703,208,004	100.00	7.653	359	84.90	604

Non-Zero Minimum: 4.500
Maximum: 7.125
Non-Zero Weighted Average: 6.406

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 7.500	1,520	326,423,844	46.42	6.788	359	84.71	622
7.501 - 8.000	801	145,092,252	20.63	7.787	358	86.43	602
8.001 - 8.500	584	97,235,861	13.83	8.265	359	85.54	595
8.501 - 9.000	499	76,070,897	10.82	8.751	359	84.84	577
9.001 - 9.500	239	32,078,525	4.56	9.261	359	85.42	574
9.501 - 10.000	107	15,124,348	2.15	9.761	358	80.01	556
10.001 - 10.500	35	5,228,096	0.74	10.337	359	78.56	561
10.501 - 11.000	10	1,570,144	0.22	10.708	359	70.15	549
11.001 - 11.500	11	2,071,650	0.29	11.328	359	62.45	543
11.501 - 12.000	14	1,785,235	0.25	11.769	360	60.82	530
12.001 - 12.500	6	527,152	0.07	12.168	360	62.34	541
Total:	3,826	703,208,004	100.00	7.653	359	84.90	604

Non-Zero Minimum: 4.900
Maximum: 12.280
Non-Zero Weighted Average: 7.653

Range of Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 15.000	3,404	644,822,853	91.70	7.467	359	85.24	608
15.001 - 15.500	239	32,078,525	4.56	9.261	359	85.42	574
15.501 - 16.000	107	15,124,348	2.15	9.761	358	80.01	556
16.001 - 16.500	35	5,228,096	0.74	10.337	359	78.56	561
16.501 - 17.000	10	1,570,144	0.22	10.708	359	70.15	549
17.001 - 17.500	11	2,071,650	0.29	11.328	359	62.45	543
17.501 - 18.000	14	1,785,235	0.25	11.769	360	60.82	530
18.001 - 18.500	6	527,152	0.07	12.168	360	62.34	541
Total:	3,826	703,208,004	100.00	7.653	359	84.90	604

Non-Zero Minimum: 10.900
Maximum: 18.280
Non-Zero Weighted Average: 13.653

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
2.000	3,726	683,969,322	97.26	7.665	359	84.93	604
3.000	100	19,238,682	2.74	7.205	359	84.04	608
Total:	3,826	703,208,004	100.00	7.653	359	84.90	604

Non-Zero Minimum: 2.000
Maximum: 3.000
Non-Zero Weighted Average: 2.027

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
1.000	3,826	703,208,004	100.00	7.653	359	84.90	604
Total:	3,826	703,208,004	100.00	7.653	359	84.90	604

Non-Zero Minimum: 1.000
Maximum: 1.000
Non-Zero Weighted Average: 1.000

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
January 2005	2	563,831	0.08	7.706	354	87.87	581
February 2005	4	1,072,681	0.15	8.658	355	76.87	570
March 2005	44	9,214,312	1.31	7.920	356	80.83	585
April 2005	56	11,217,481	1.60	8.065	356	82.80	595
May 2005	71	13,320,413	1.89	7.934	356	82.59	614
June 2005	2,262	430,823,400	61.27	7.693	359	85.39	603
July 2005	1,106	181,123,775	25.76	7.608	359	84.98	607
May 2006	5	1,069,423	0.15	7.559	358	87.48	633
June 2006	191	39,352,299	5.60	7.369	359	83.72	607
July 2006	85	15,450,389	2.20	7.012	360	79.82	606
Total:	3,826	703,208,004	100.00	7.653	359	84.90	604

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
California	1,604	387,315,910	34.43	6.959	356	81.87	622
New York	497	125,645,890	11.17	7.350	350	79.48	615
Florida	793	111,888,819	9.95	7.352	352	84.24	611
Illinois	433	75,519,894	6.71	7.923	357	86.33	610
New Jersey	226	47,677,606	4.24	7.667	352	82.76	613
Massachusetts	147	34,012,401	3.02	7.826	356	79.34	600
Arizona	230	28,338,285	2.52	8.082	350	87.64	608
Washington	137	27,280,557	2.42	7.464	359	85.93	611
Texas	189	25,228,022	2.24	7.853	352	83.29	612
Minnesota	143	23,752,985	2.11	7.974	359	86.60	610
Colorado	104	21,083,444	1.87	7.421	357	86.81	624
Nevada	118	20,549,314	1.83	8.041	359	88.27	614
Ohio	201	19,137,742	1.70	8.125	357	87.00	608
Maryland	92	17,522,222	1.56	8.001	356	84.63	600
Michigan	135	16,175,548	1.44	8.639	357	85.68	593
Other	1,018	143,871,571	12.79	7.946	355	85.46	607
Total:	6,067	1,125,000,209	100.00	7.460	355	83.33	614

Number of States/District of Columbia Represented: 43

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Primary	5,521	1,049,174,952	93.26	7.411	355	83.26	612
Non-Owner Occupied	499	67,023,830	5.96	8.275	356	84.95	643
Second Home	47	8,801,427	0.78	7.024	359	78.93	650
Total:	6,067	1,125,000,209	100.00	7.460	355	83.33	614

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Single Family Residence	4,689	858,892,456	76.35	7.423	355	83.20	611
2-4 Family	529	110,387,722	9.81	7.752	354	82.82	632
Planned Unit Development	410	86,786,457	7.71	7.402	355	84.50	620
Condominium	408	65,503,402	5.82	7.525	357	84.59	620
Mobile Home	31	3,430,173	0.30	7.486	359	77.93	595
Total:	6,067	1,125,000,209	100.00	7.460	355	83.33	614

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Refinance - Cashout	3,017	560,756,488	49.85	7.407	354	80.56	608
Refinance - Rate Term	1,555	302,424,461	26.88	7.324	353	83.24	606
Purchase	1,495	261,819,260	23.27	7.729	359	89.35	636
Total:	6,067	1,125,000,209	100.00	7.460	355	83.33	614

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Full	4,019	729,982,385	64.89	7.281	355	82.64	607
Stated Documentation	1,847	352,617,972	31.34	7.822	355	84.65	628
Limited	201	42,399,852	3.77	7.514	357	84.22	614
Total:	6,067	1,125,000,209	100.00	7.460	355	83.33	614

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
500 - 524	227	39,904,975	3.55	8.453	358	72.69	512
525 - 549	418	70,082,645	6.23	8.243	356	73.95	536
550 - 574	1,102	185,368,312	16.48	8.021	356	81.58	561
575 - 599	765	135,680,002	12.06	7.651	353	82.38	587
600 - 624	1,231	228,904,587	20.35	7.298	354	86.31	611
625 - 649	977	191,682,727	17.04	7.199	355	85.35	636
650 - 674	662	134,608,448	11.97	7.033	356	85.20	660
675 - 699	334	64,907,030	5.77	6.965	354	85.56	686
700 - 724	179	35,618,872	3.17	6.824	353	84.85	709
725 - 749	89	19,432,892	1.73	6.917	358	84.95	734
750 - 774	51	11,085,202	0.99	6.747	357	82.03	759
775 - 799	28	7,007,436	0.62	6.625	358	83.98	784
800 +	4	717,081	0.06	5.864	252	70.10	806
Total:	6,067	1,125,000,209	100.00	7.460	355	83.33	614

Non-Zero Minimum: 500
Maximum: 809
Non-Zero Weighted Average: 614

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
0	1,165	217,758,756	19.36	7.740	355	83.89	617
12	458	104,573,234	9.30	7.398	347	80.51	624
24	2,863	502,955,337	44.71	7.642	358	84.79	604
36	1,581	299,712,883	26.64	6.971	352	81.44	626
Total:	6,067	1,125,000,209	100.00	7.460	355	83.33	614

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 27

Risk Category - Combined	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
1	4,152	766,121,207	68.10	7.285	354	84.81	625
2	576	109,735,564	9.75	7.715	355	83.14	596
3	521	90,138,848	8.01	7.747	355	81.51	588
4	341	60,402,464	5.37	8.046	358	80.06	586
5	171	36,114,718	3.21	8.347	356	70.14	571
6	49	7,306,588	0.65	10.286	359	63.04	554
A	186	39,894,732	3.55	7.031	357	81.85	633
AAA	1	287,361	0.03	7.750	357	80.00	620
A-	15	3,201,067	0.28	7.684	359	78.53	571
B	11	2,149,926	0.19	8.314	359	73.50	541
C	17	3,406,979	0.30	8.583	359	69.85	540
C-	27	6,240,754	0.55	7.863	359	85.21	593
Total:	6,067	1,125,000,209	100.00	7.460	355	83.33	614

Conforming Balance	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Non-Conforming Balance	614	243,127,618	21.61	7.089	357	83.30	623
Conforming Balance	5,453	881,872,592	78.39	7.562	354	83.34	612
Total:	6,067	1,125,000,209	100.00	7.460	355	83.33	614

Selection Criteria: CDPMICOMPFLAG in 'N'
Table of Contents

1. Summary Statistics
2. Product Types
3. *Range of Gross Interest Rates (%)*
4. Range of Principal Balances at Origination ($)
5. Range of Cut-off Date Principal Balances ($)
6. Range of Stated Original Terms (months)
7. Range of Stated Remaining Terms (months)
8. Range of Original LTV Ratios (%)
9. Range of Gross Margins (%)
10. Range of Minimum Mortgage Rates (%)
11. Range of Maximum Loan Rates (%)
12. Initial Periodic Cap (%)
13. Subseqeunt Periodic Cap (%)
14. Next Rate Adjustment Dates
15. Geographic Distribution of Mortgaged Properties
16. Occupancy
17. Property Type
18. Loan Purpose
19. Documentation Level
20. Credit Score
21. Prepayment Penalty Term
22. Risk Category - Combined
23. Conforming Balance

. Summary Statistics

Number of Mortgage Loans: 2,508
Aggregate Principal Balance ($): 470,077,157
Weighted Average Current Mortgage Rate (%): 7.914
Non-Zero Weighted Average Margin (%): 6.422
Non-Zero Weighted Average Maximum Rate (%): 14.041
Weighted Average Stated Original Term (months): 356
Weighted Average Stated Remaining Term (months): 355
Weighted Average Seasoning (months): 1
Weighted Average Original LTV (%): 81.30
% First Liens: 100.00
% Owner Occupied: 90.99
% *Purchase*: 18.64
% Full Doc: 46.82
Non-Zero Weighted Average Credit Score: 596

2. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Fixed - 15 Y	59	8,172,363	1.74	7.093	179	56.91	610
Fixed - 20 Y	31	4,701,943	1	7.02	239	64.78	617
Fixed - 30 Y	610	113,729,103	24.19	7.625	359	77.84	611
ARM - 2 Yea	1,686	317,289,776	67.5	8.072	359	83.5	590
ARM - 3 Yea	122	26,183,971	5.57	7.676	359	80.32	594
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

Top

3. Range of Gross Interest Rates (%)

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
4.000 - 4.999	4	850,000	0.18	4.862	360	58.03	601
5.000 - 5.999	83	20,291,054	4.32	5.791	339	59.65	651
6.000 - 6.999	352	80,400,497	17.1	6.629	349	77.02	619
7.000 - 7.999	763	157,136,684	33.43	7.596	357	84.14	599
8.000 - 8.999	855	148,114,543	31.51	8.471	357	84.12	585
9.000 - 9.999	345	48,343,839	10.28	9.425	356	82.92	572
10.000 - 10.9	69	9,830,683	2.09	10.404	356	77.16	560
11.000 - 11.9	28	4,359,625	0.93	11.506	359	62.09	536
12.000 - 12.9	9	750,234	0.16	12.186	360	62.08	542
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

Minimum: 4.700
Maximum: 12.700
Weighted Average: 7.914

Top

4. Range of Principal Balances at Origination ($)

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 -	567	##########	9.62
100,000.01 -	606	##########	16.17
150,000.01 -	449	##########	16.66
200,000.01 -	329	##########	15.62
250,000.01 -	180	##########	10.48
300,000.01 -	131	##########	9.03
350,000.01 -	100	##########	7.99
400,000.01 -	57	##########	5.19
450,000.01 -	82	##########	8.46
500,000.01 -	7	##########	0.77
Total:	**2,508**	##########	**100**

Minimum: 60,000.00
Maximum: 550,000.00
Average: 187,547.99
Total: 470,370,361.00

5. Range of Cut-off Date Principal Balances ($)

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score

50,001 - 75,(	224	15,201,923	3.23	8.722	345	74.93	583
75,001 - 100	343	30,038,325	6.39	8.473	350	78.92	583
100,001 - 12	289	32,443,508	6.9	8.282	355	80.74	583
125,001 - 15	317	43,553,720	9.27	8.225	356	80.16	588
150,001 - 17	234	38,020,221	8.09	7.966	352	77.72	585
175,001 - 20	215	40,312,637	8.58	8.016	353	79.25	593
200,001 - 22	187	39,790,760	8.46	7.794	353	78.94	593
225,001 - 25	142	33,653,448	7.16	7.815	357	81.91	592
250,001 - 27	102	26,724,419	5.69	7.883	351	82.09	587
275,001 - 30	79	22,848,388	4.86	7.855	358	84.89	585
300,001 - 32	68	21,237,533	4.52	7.813	356	86.46	603
325,001 - 35	62	20,921,881	4.45	7.491	357	83.66	603
350,001 - 37	54	19,618,753	4.17	7.716	352	87.21	622
375,001 - 40	46	17,919,094	3.81	7.481	359	83.53	614
400,001 - 42	22	9,082,263	1.93	7.353	359	89.02	621
425,001 - 45	35	15,320,463	3.26	7.767	359	85.34	626
450,001 - 47	23	10,629,694	2.26	7.159	359	87.28	628
475,001 - 50	59	29,133,715	6.2	7.539	359	78.76	604
500,001 - 75	7	3,626,411	0.77	7.519	359	78.45	632
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

Minimum: 59,952
Maximum: 549,503
Average: 187,431

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6. Range of Stated Original Terms (months)

Range of Stated Original Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
180	59	8,172,363	1.74	7.093	179	56.91	610
240	35	5,166,179	1.1	7.118	239	64.96	612
360	2,414	456,738,615	97.16	7.938	359	81.92	595
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

Minimum: 180
Maximum: 360
Weighted Average: 356

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7. Range of Stated Remaining Terms (months)

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
169 - 180	59	8,172,363	1.74	7.093	179	56.91	610
229 - 240	35	5,166,179	1.1	7.118	239	64.96	612
349 - 360	2,414	456,738,615	97.16	7.938	359	81.92	595
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

Minimum: 179
Maximum: 360
Weighted Average: 355

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8. Range of Original LTV Ratios (%)

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
15.01 - 20.0(	1	66,945	0.01	6.95	359	16.96	546
20.01 - 25.0(	3	204,600	0.04	8.052	260	23.05	593
25.01 - 30.0(	10	935,675	0.2	6.778	307	27.77	622
30.01 - 35.0(	14	1,554,135	0.33	7.361	319	32.72	606
35.01 - 40.0(	31	3,855,256	0.82	7.21	318	37.65	607
40.01 - 45.0(	33	5,294,688	1.13	6.874	333	42.58	594
45.01 - 50.0(	61	7,873,773	1.67	6.867	341	48.07	606
50.01 - 55.0(	79	15,495,549	3.3	7.032	334	53.06	590
55.01 - 60.0(	133	25,901,636	5.51	7.176	345	57.95	604
60.01 - 65.0(	99	17,881,961	3.8	8.002	351	63.86	562

65.01 - 70.00	95	15,845,875	3.37	8.22	353	68.57	563
70.01 - 75.00	181	36,586,649	7.78	8.369	357	74.33	558
75.01 - 80.00	300	53,410,469	11.36	8.31	357	79.42	570
80.01 - 85.00	293	49,574,281	10.55	8.18	357	84.54	576
85.01 - 90.00	663	127,189,839	27.06	7.974	357	89.71	601
90.01 - 95.00	512	108,405,828	23.06	7.785	359	94.75	632
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

Minimum: 16.96
Maximum: 95.00
Weighted Average: 81.30

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9. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 5.000	47	8,521,695	2.48	8.027	359	82.94	603
5.001 - 5.500	58	12,640,575	3.68	7.685	359	82.42	586
5.501 - 6.000	1	225,000	0.07	7.55	240	56.25	599
6.001 - 6.500	1,678	316,996,200	92.29	8.042	359	83.47	591
6.501 - 7.000	2	380,138	0.11	8.929	359	93.96	615
7.001 - 7.500	22	4,710,139	1.37	8.92	359	71.85	540
Total:	**1,808**	**343,473,747**	**100**	**8.041**	**359**	**83.25**	**590**

Non-Zero Minimum: 4.500
Maximum: 7.125
Non-Zero Weighted Average: 6.422

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10. Range of Minimum Mortgage Rates (%)

	Number	Aggregate Cut-off	% of Mortgage Pool by Aggregate Cut-off	Weighted Average	Weighted Average	Weighted	Weighted

Range of Minimum Mortgage Rates (%)	of Mortgage Loans	Date Principal Balance ($)	Date Principal Balance	Gross Interest Rate (%)	Remaining Term (months)	Average Original LTV	Average FICO Score
<= 7.500	426	102,738,592	29.91	6.906	359	81.92	609
7.501 - 8.00(	386	76,390,306	22.24	7.804	359	85.43	592
8.001 - 8.50(	342	62,682,415	18.25	8.27	359	84.75	595
8.501 - 9.00(	332	54,698,385	15.93	8.746	359	83.72	572
9.001 - 9.50(	168	23,418,196	6.82	9.276	359	85.11	571
9.501 - 10.0(	84	12,826,786	3.73	9.771	358	79.16	555
10.001 - 10.5	29	4,764,886	1.39	10.358	359	77.88	560
10.501 - 11.(	10	1,570,144	0.46	10.708	359	70.15	549
11.001 - 11.5	11	2,071,650	0.6	11.328	359	62.45	543
11.501 - 12.(	14	1,785,235	0.52	11.769	360	60.82	530
12.001 - 12.5	6	527,152	0.15	12.168	360	62.34	541
Total:	**1,808**	**343,473,747**	**100**	**8.041**	**359**	**83.25**	**590**

Non-Zero Minimum: 4.900

Maximum: 12.280

Non-Zero Weighted Average: 8.041

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11. Range of Maximum Loan Rates (%)

Range of Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 15.000	1,486	296,509,699	86.33	7.765	359	83.76	595
15.001 - 15.5	168	23,418,196	6.82	9.276	359	85.11	571
15.501 - 16.(	84	12,826,786	3.73	9.771	358	79.16	555
16.001 - 16.5	29	4,764,886	1.39	10.358	359	77.88	560
16.501 - 17.(	10	1,570,144	0.46	10.708	359	70.15	549
17.001 - 17.5	11	2,071,650	0.6	11.328	359	62.45	543
17.501 - 18.(	14	1,785,235	0.52	11.769	360	60.82	530
18.001 - 18.5	6	527,152	0.15	12.168	360	62.34	541
Total:	**1,808**	**343,473,747**	**100**	**8.041**	**359**	**83.25**	**590**

Non-Zero Minimum: 10.900

Maximum: 18.280

Non-Zero Weighted Average: 14.041

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12. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
2	1,770	335,560,887	97.7	8.056	359	83.28	590
3	38	7,912,860	2.3	7.426	359	82.15	600
Total:	**1,808**	**343,473,747**	**100**	**8.041**	**359**	**83.25**	**590**

Non-Zero Minimum: 2.000
Maximum: 3.000
Non-Zero Weighted Average: 2.023

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13. Subseqeunt Periodic Cap (%)

Subseqeunt Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
1	1,808	343,473,747	100	8.041	359	83.25	590
Total:	**1,808**	**343,473,747**	**100**	**8.041**	**359**	**83.25**	**590**

Non-Zero Minimum: 1.000
Maximum: 1.000
Non-Zero Weighted Average: 1.000

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14. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Jan-05	1	120,367	0.04	8.65	354	80	593
Feb-05	4	1,072,681	0.31	8.658	355	76.87	570
Mar-05	18	2,698,850	0.79	8.709	356	72.98	561
Apr-05	37	7,084,698	2.06	8.177	357	83.28	588
May-05	43	8,717,845	2.54	8.081	358	81.87	606
Jun-05	1,092	217,337,186	63.28	8.058	359	83.97	588
Jul-05	491	80,258,149	23.37	8.067	359	82.84	593
May-06	3	656,052	0.19	7.659	358	85.89	590
Jun-06	87	19,215,014	5.59	7.774	359	81.33	595
Jul-06	32	6,312,905	1.84	7.377	360	76.64	590
Total:	**1,808**	**343,473,747**	**100**	**8.041**	**359**	**83.25**	**590**

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15. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
California	646	156,293,387	33.25	7.42	356	79.98	601
New York	246	60,638,073	12.9	7.724	348	76.33	599

Florida	296	43,343,064	9.22	7.768	352	81.78	594
Illinois	172	31,914,722	6.79	8.382	358	85.09	593
Massachuse	70	16,526,981	3.52	8.331	359	75.26	573
New Jersey	82	16,424,498	3.49	8.184	355	80.76	596
Arizona	128	16,201,755	3.45	8.522	357	87.09	591
Washington	65	13,946,905	2.97	7.922	359	85.59	598
Minnesota	62	9,426,742	2.01	8.544	359	84.35	593
Colorado	45	9,165,276	1.95	7.856	359	85.16	611
Texas	62	8,278,146	1.76	8.429	352	82.06	595
Ohio	87	8,063,938	1.72	8.486	358	87.05	591
Maryland	41	7,807,281	1.66	8.706	359	83.95	576
Michigan	66	7,678,289	1.63	9.104	359	84.22	581
Connecticut	36	7,191,966	1.53	8.607	359	84.66	588
Other	404	57,176,133	12.16	8.338	352	83.7	593
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

Number of States/District of Columbia Represented: 43

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16. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date *Principal* Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date *Principal* Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Primary	2,227	427,746,093	90.99	7.875	355	81.12	593
Non-Owner (	262	38,038,799	8.09	8.448	356	84.19	620
Second Hon	19	4,292,265	0.91	7.033	359	73.47	638
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

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17. Property Type

	Number of Mortgage	Aggregate Cut-off Date Principal	% of Mortgage Pool by Aggregate Cut-off Date Principal	*Weighted* Average Gross Interest	*Weighted* Average Remaining Term	Weighted Average Original	Weighted Average FICO

Property Type	Loans	Balance ($)	Balance	Rate (%)	(months)	LTV	Score
Single Famil	1,950	358,536,338	76.27	7.873	355	81.11	593
2-4 Family	234	48,804,823	10.38	8.221	353	81.62	610
Planned Uni	157	35,984,176	7.65	7.853	352	82.63	608
Condominiu	153	25,229,326	5.37	7.978	358	81.67	594
Mobile Home	14	1,522,494	0.32	8.121	359	77.69	570
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

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18. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Refinance -	1,580	285,345,495	60.7	7.876	354	79.4	589
Refinance -	473	97,096,451	20.66	7.825	353	78.89	587
Purchase	455	87,635,211	18.64	8.136	359	90.17	627
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

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19. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Stated Docu	1,237	238,611,664	50.76	8.086	355	85.35	612
Full	1,221	220,112,900	46.82	7.715	354	77.01	579
Limited	50	11,352,593	2.42	8.163	359	79.32	582
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

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20. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
500 - 524	192	34,317,882	7.3	8.531	358	72.01	512
525 - 549	277	47,053,274	10.01	8.419	356	72.54	536
550 - 574	623	105,784,210	22.5	8.281	356	80.65	561
575 - 599	299	53,233,487	11.32	8.09	354	80.61	587
600 - 624	508	96,277,669	20.48	7.643	353	86.86	610
625 - 649	328	67,321,005	14.32	7.6	354	84.19	637
650 - 674	171	35,801,308	7.62	7.427	353	83.61	659
675 - 699	52	13,750,223	2.93	6.986	357	83.98	685
700 - 724	32	8,705,416	1.85	6.986	344	81.02	707
725 - 749	12	3,549,907	0.76	7.128	359	84.84	735
750 - 774	9	2,333,784	0.5	6.884	350	69.26	757
775 - 799	5	1,948,992	0.41	6.592	359	83.97	781
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

Non-Zero Minimum: 500

Maximum: 787

Non-Zero Weighted Average: 596

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21. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
0	476	96,158,491	20.46	8.131	357	81.97	601
12	180	40,344,116	8.58	7.831	343	76.56	608
24	1,328	236,234,141	50.25	8.059	359	83.18	588

36	524	97,340,409	20.71	7.381	348	78.05	604
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

Non-Zero Minimum: 12

Maximum: 36

Non-Zero Weighted Average: 26

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22. Risk Category - Combined

Risk Category - Combined	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
1	1,365	259,005,655	55.1	7.707	354	84.21	611
2	221	41,137,576	8.75	8.004	355	82.39	587
3	278	48,175,674	10.25	8.032	354	80.15	575
4	318	55,472,257	11.8	8.147	358	78.74	580
5	171	36,114,718	7.68	8.347	356	70.14	571
6	49	7,306,588	1.55	10.286	359	63.04	554
A	46	9,651,867	2.05	7.419	352	78.53	589
A-	6	1,594,844	0.34	8.182	359	76.79	567
B	10	1,970,245	0.42	8.283	359	72.91	542
C	17	3,406,979	0.72	8.583	359	69.85	540
C-	27	6,240,754	1.33	7.863	359	85.21	593
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

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23. Conforming Balance

	Number of Mortgage	Aggregate Cut-off Date Principal	% of Mortgage Pool by Aggregate Cut-off Date Principal	Weighted Average Gross Interest	Weighted Average Remaining Term	Weighted Average Original	Weighted Average FICO

Conformin g Balance	Loans	Balance ($)	Balance	Rate (%)	(months)	LTV	Score
Non-Conforn	291	118,801,173	25.27	7.498	358	83.77	614
Conforming I	2,217	351,275,984	74.73	8.055	354	80.47	590
Total:	**2,508**	**470,077,157**	**100**	**7.914**	**355**	**81.3**	**596**

Asset Backed Certificates
ARSI
2003-W1
Scenario PXCAP **With Cap Cash**

Per	Date	RP1monthlibor		Subordinates Available Funds cap
-	7/25/2003	0		-
1.00	8/25/2003	20	*	
2.00	9/25/2003	20	*	
3.00	10/25/2003	20		9.49
4.00	11/25/2003	20		9.29
5.00	12/25/2003	20		9.49
6.00	1/25/2004	20		9.29
7.00	2/25/2004	20		9.28
8.00	3/25/2004	20		9.69
9.00	4/25/2004	20		9.28
10.00	5/25/2004	20		9.48
11.00	6/25/2004	20		9.28
12.00	7/25/2004	20		9.47
13.00	8/25/2004	20		9.27
14.00	9/25/2004	20		9.27
15.00	10/25/2004	20		9.47
16.00	11/25/2004	20		9.27
17.00	12/25/2004	20		9.47
18.00	1/25/2005	20		9.27
19.00	2/25/2005	20		9.27
20.00	3/25/2005	20		9.90
21.00	4/25/2005	20		9.27
22.00	5/25/2005	20		9.47
23.00	6/25/2005	20		9.27
24.00	7/25/2005	20		9.64
25.00	8/25/2005	20		6.67
26.00	9/25/2005	20		6.67
27.00	10/25/2005	20		7.19
28.00	11/25/2005	20		6.96
29.00	12/25/2005	20		7.19
30.00	1/25/2006	20		7.33
31.00	2/25/2006	20		7.33
32.00	3/25/2006	20		8.11
33.00	4/25/2006	20		7.46
34.00	5/25/2006	20		7.71
35.00	6/25/2006	20		7.46
36.00	7/25/2006	20		8.17
37.00	8/25/2006	20		7.90
38.00	9/25/2006	20		7.90
39.00	10/25/2006	20		8.33
40.00	11/25/2006	20		8.04
41.00	12/25/2006	20		8.28
42.00	1/25/2007	20		8.40
43.00	2/25/2007	20		8.40

44.00	3/25/2007	20	9.29
45.00	4/25/2007	20	8.53
46.00	5/25/2007	20	8.81
47.00	6/25/2007	20	8.53
48.00	7/25/2007	20	9.21
49.00	8/25/2007	20	8.91
50.00	9/25/2007	20	8.90
51.00	10/25/2007	20	9.34
52.00	11/25/2007	20	9.04
53.00	12/25/2007	20	9.33
54.00	1/25/2008	20	9.05
55.00	2/25/2008	20	9.05
56.00	3/25/2008	20	9.67
57.00	4/25/2008	20	9.05
58.00	5/25/2008	20	9.35
59.00	6/25/2008	20	9.04
60.00	7/25/2008	20	9.35
61.00	8/25/2008	20	9.05
62.00	9/25/2008	20	9.04
63.00	10/25/2008	20	9.35
64.00	11/25/2008	20	9.04
65.00	12/25/2008	20	9.33
66.00	1/25/2009	20	9.03
67.00	2/25/2009	20	9.02
68.00	3/25/2009	20	9.98
69.00	4/25/2009	20	9.01
70.00	5/25/2009	20	9.31
71.00	6/25/2009	20	9.00
72.00	7/25/2009	20	9.30
73.00	8/25/2009	20	8.99
74.00	9/25/2009	20	8.98
75.00	10/25/2009	20	9.28
76.00	11/25/2009	20	8.97
77.00	12/25/2009	20	9.27
78.00	1/25/2010	20	8.96
79.00	2/25/2010	20	8.96
80.00	3/25/2010	20	9.91
81.00	4/25/2010	20	8.95
82.00	5/25/2010	20	9.24
83.00	6/25/2010	20	8.94
84.00	7/25/2010	20	9.23
85.00	8/25/2010	20	8.93
86.00	9/25/2010	20	8.92
87.00	10/25/2010	20	9.21
88.00	11/25/2010	20	8.91
89.00	12/25/2010	20	9.20
90.00	1/25/2011	20	8.90
91.00	2/25/2011	20	8.89
92.00	3/25/2011	20	9.84
93.00	4/25/2011	20	8.88
94.00	5/25/2011	20	9.17
95.00	6/25/2011	20	-
96.00	7/25/2011	20	-
97.00	8/25/2011	20	-
98.00	9/25/2011	20	-
99.00	10/25/2011	20	-
100.00	11/25/2011	20	-
101.00	12/25/2011	20	-
102.00	1/25/2012	20	-
103.00	2/25/2012	20	-
104.00	3/25/2012	20	-
105.00	4/25/2012	20	-
106.00	5/25/2012	20	-
107.00	6/25/2012	20	-
108.00	7/25/2012	20	-

109.00	8/25/2012	20	-
110.00	9/25/2012	20	-
111.00	10/25/2012	20	-
112.00	11/25/2012	20	-
113.00	12/25/2012	20	-
114.00	1/25/2013	20	-
115.00	2/25/2013	20	-
116.00	3/25/2013	20	-
117.00	4/25/2013	20	-
118.00	5/25/2013	20	-
119.00	6/25/2013	20	-
120.00	7/25/2013	20	-
121.00	8/25/2013	20	-
122.00	9/25/2013	20	-
123.00	10/25/2013	20	-
124.00	11/25/2013	20	-
125.00	12/25/2013	20	-
126.00	1/25/2014	20	-
127.00	2/25/2014	20	-
128.00	3/25/2014	20	-
129.00	4/25/2014	20	-
130.00	5/25/2014	20	-
131.00	6/25/2014	20	-
132.00	7/25/2014	20	-
133.00	8/25/2014	20	-
134.00	9/25/2014	20	-
135.00	10/25/2014	20	-
136.00	11/25/2014	20	-
137.00	12/25/2014	20	-
138.00	1/25/2015	20	-
139.00	2/25/2015	20	-
140.00	3/25/2015	20	-
141.00	4/25/2015	20	-
142.00	5/25/2015	20	-
143.00	6/25/2015	20	-
144.00	7/25/2015	20	-
145.00	8/25/2015	20	-
146.00	9/25/2015	20	-
147.00	10/25/2015	20	-
148.00	11/25/2015	20	-
149.00	12/25/2015	20	-
150.00	1/25/2016	20	-
151.00	2/25/2016	20	-
152.00	3/25/2016	20	-
153.00	4/25/2016	20	-
154.00	5/25/2016	20	-
155.00	6/25/2016	20	-
156.00	7/25/2016	20	-
157.00	8/25/2016	20	-
158.00	9/25/2016	20	-
159.00	10/25/2016	20	-
160.00	11/25/2016	20	-
161.00	12/25/2016	20	-
162.00	1/25/2017	20	-
163.00	2/25/2017	20	-
164.00	3/25/2017	20	-
165.00	4/25/2017	20	-
166.00	5/25/2017	20	-
167.00	6/25/2017	20	-
168.00	7/25/2017	20	-
169.00	8/25/2017	20	-
170.00	9/25/2017	20	-
171.00	10/25/2017	20	-
172.00	11/25/2017	20	-
173.00	12/25/2017	20	-

174.00	1/25/2018	20	-
175.00	2/25/2018	20	-
176.00	3/25/2018	20	-
177.00	4/25/2018	20	-
178.00	5/25/2018	20	-
179.00	6/25/2018	20	-
180.00	7/25/2018	20	-
181.00	8/25/2018	20	-
182.00	9/25/2018	20	-
183.00	10/25/2018	20	-
184.00	11/25/2018	20	-
185.00	12/25/2018	20	-
186.00	1/25/2019	20	-
187.00	2/25/2019	20	-
188.00	3/25/2019	20	-
189.00	4/25/2019	20	-
190.00	5/25/2019	20	-
191.00	6/25/2019	20	-
192.00	7/25/2019	20	-
193.00	8/25/2019	20	-
194.00	9/25/2019	20	-
195.00	10/25/2019	20	-
196.00	11/25/2019	20	-
197.00	12/25/2019	20	-
198.00	1/25/2020	20	-
199.00	2/25/2020	20	-
200.00	3/25/2020	20	-
201.00	4/25/2020	20	-
202.00	5/25/2020	20	-
203.00	6/25/2020	20	-
204.00	7/25/2020	20	-
205.00	8/25/2020	20	-
206.00	9/25/2020	20	-
207.00	10/25/2020	20	-
208.00	11/25/2020	20	-
209.00	12/25/2020	20	-
210.00	1/25/2021	20	-
211.00	2/25/2021	20	-
212.00	3/25/2021	20	-
213.00	4/25/2021	20	-
214.00	5/25/2021	20	-
215.00	6/25/2021	20	-
216.00	7/25/2021	20	-
217.00	8/25/2021	20	-
218.00	9/25/2021	20	-
219.00	10/25/2021	20	-
220.00	11/25/2021	20	-
221.00	12/25/2021	20	-
222.00	1/25/2022	20	-
223.00	2/25/2022	20	-
224.00	3/25/2022	20	-
225.00	4/25/2022	20	-
226.00	5/25/2022	20	-
227.00	6/25/2022	20	-
228.00	7/25/2022	20	-
229.00	8/25/2022	20	-
230.00	9/25/2022	20	-
231.00	10/25/2022	20	-
232.00	11/25/2022	20	-
233.00	12/25/2022	20	-
234.00	1/25/2023	20	-
235.00	2/25/2023	20	-
236.00	3/25/2023	20	-
237.00	4/25/2023	20	-
238.00	5/25/2023	20	-

239.00	6/25/2023	20	-
240.00	7/25/2023	20	-
241.00	8/25/2023	20	-
242.00	9/25/2023	20	-
243.00	10/25/2023	20	-
244.00	11/25/2023	20	-
245.00	12/25/2023	20	-
246.00	1/25/2024	20	-
247.00	2/25/2024	20	-
248.00	3/25/2024	20	-
249.00	4/25/2024	20	-
250.00	5/25/2024	20	-
251.00	6/25/2024	20	-
252.00	7/25/2024	20	-
253.00	8/25/2024	20	-
254.00	9/25/2024	20	-
255.00	10/25/2024	20	-
256.00	11/25/2024	20	-
257.00	12/25/2024	20	-
258.00	1/25/2025	20	-
259.00	2/25/2025	20	-
260.00	3/25/2025	20	-
261.00	4/25/2025	20	-
262.00	5/25/2025	20	-
263.00	6/25/2025	20	-
264.00	7/25/2025	20	-
265.00	8/25/2025	20	-
266.00	9/25/2025	20	-
267.00	10/25/2025	20	-
268.00	11/25/2025	20	-
269.00	12/25/2025	20	-
270.00	1/25/2026	20	-
271.00	2/25/2026	20	-
272.00	3/25/2026	20	-
273.00	4/25/2026	20	-
274.00	5/25/2026	20	-
275.00	6/25/2026	20	-
276.00	7/25/2026	20	-
277.00	8/25/2026	20	-
278.00	9/25/2026	20	-
279.00	10/25/2026	20	-
280.00	11/25/2026	20	-
281.00	12/25/2026	20	-
282.00	1/25/2027	20	-
283.00	2/25/2027	20	-
284.00	3/25/2027	20	-
285.00	4/25/2027	20	-
286.00	5/25/2027	20	-
287.00	6/25/2027	20	-
288.00	7/25/2027	20	-
289.00	8/25/2027	20	-
290.00	9/25/2027	20	-
291.00	10/25/2027	20	-
292.00	11/25/2027	20	-
293.00	12/25/2027	20	-
294.00	1/25/2028	20	-
295.00	2/25/2028	20	-
296.00	3/25/2028	20	-
297.00	4/25/2028	20	-
298.00	5/25/2028	20	-
299.00	6/25/2028	20	-
300.00	7/25/2028	20	-
301.00	8/25/2028	20	-
302.00	9/25/2028	20	-
303.00	10/25/2028	20	-

304.00	11/25/2028	20	-
305.00	12/25/2028	20	-
306.00	1/25/2029	20	-
307.00	2/25/2029	20	-
308.00	3/25/2029	20	-
309.00	4/25/2029	20	-
310.00	5/25/2029	20	-
311.00	6/25/2029	20	-
312.00	7/25/2029	20	-
313.00	8/25/2029	20	-
314.00	9/25/2029	20	-
315.00	10/25/2029	20	-
316.00	11/25/2029	20	-
317.00	12/25/2029	20	-
318.00	1/25/2030	20	-
319.00	2/25/2030	20	-
320.00	3/25/2030	20	-
321.00	4/25/2030	20	-
322.00	5/25/2030	20	-
323.00	6/25/2030	20	-
324.00	7/25/2030	20	-
325.00	8/25/2030	20	-
326.00	9/25/2030	20	-
327.00	10/25/2030	20	-
328.00	11/25/2030	20	-
329.00	12/25/2030	20	-
330.00	1/25/2031	20	-
331.00	2/25/2031	20	-
332.00	3/25/2031	20	-
333.00	4/25/2031	20	-
334.00	5/25/2031	20	-
335.00	6/25/2031	20	-
336.00	7/25/2031	20	-
337.00	8/25/2031	20	-
338.00	9/25/2031	20	-
339.00	10/25/2031	20	-
340.00	11/25/2031	20	-
341.00	12/25/2031	20	-
342.00	1/25/2032	20	-
343.00	2/25/2032	20	-
344.00	3/25/2032	20	-
345.00	4/25/2032	20	-
346.00	5/25/2032	20	-
347.00	6/25/2032	20	-
348.00	7/25/2032	20	-
349.00	8/25/2032	20	-
350.00	9/25/2032	20	-
351.00	10/25/2032	20	-
352.00	11/25/2032	20	-
353.00	12/25/2032	20	-
354.00	1/25/2033	20	-
355.00	2/25/2033	20	-
356.00	3/25/2033	20	-
357.00	4/25/2033	20	-
358.00	5/25/2033	20	-
359.00	6/25/2033	20	-
360.00	7/25/2033	20	-
361.00	8/25/2033	20	-
362.00	9/25/2033	20	-

Summary Statistics
Number of Mortgage Loans: 3,559
Aggregate Principal Balance ($): 654,923,052
Weighted Average Current Mortgage Rate (%): 7.134
Non-Zero Weighted Average Margin (%): 6.390
Non-Zero Weighted Average Maximum Rate (%): 13.282
Weighted Average Stated Original Term (months): 356
Weighted Average Stated Remaining Term (months): 355
Weighted Average Seasoning (months): 1
Weighted Average Original LTV (%): 84.78
% First Liens: 100.00
% Owner Occupied: 94.89
% Purchase: 26.60
% Full Doc: 77.85
Non-Zero Weighted Average Credit Score: 627

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Fixed - 15 Year	54	8,176,219	1.25	6.926	179	76.07	618
Fixed - 20 Year	42	7,984,500	1.22	6.602	239	77.07	639
Fixed - 30 Year	1,445	279,028,078	42.60	6.964	359	83.07	639
ARM - 2 Year/6 Month	1,859	330,046,116	50.39	7.314	358	86.63	618
ARM - 3 Year/6 Month	159	29,688,140	4.53	6.920	359	84.82	619
Total:	3,559	654,923,052	100.00	7.134	355	84.78	627

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
5.000 - 5.999	256	65,176,320	9.95	5.756	352	79.26	653
6.000 - 6.999	1,198	257,425,641	39.31	6.569	354	83.19	637
7.000 - 7.999	1,280	224,268,341	34.24	7.477	356	87.22	621
8.000 - 8.999	651	87,724,613	13.39	8.423	357	87.06	603
9.000 - 9.999	166	19,718,988	3.01	9.320	358	86.10	589
10.000 - 10.999	8	609,149	0.09	10.149	359	80.05	561
Total:	3,559	654,923,052	100.00	7.134	355	84.78	627

Minimum: 5.000
Maximum: 10.250
Weighted Average: 7.134

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	757	60,455,268.00	9.22
100,000.01 - 150,000.00	820	101,556,767.00	15.50
150,000.01 - 200,000.00	652	113,169,756.00	17.27
200,000.01 - 250,000.00	537	120,310,389.00	18.36
250,000.01 - 300,000.00	334	91,566,329.00	13.97
300,000.01 - 350,000.00	210	67,656,088.00	10.32
350,000.01 - 400,000.00	149	55,944,955.00	8.54
400,000.01 - 450,000.00	63	26,726,508.00	4.08
450,000.01 - 500,000.00	33	15,831,404.00	2.42
500,000.01 - 550,000.00	4	2,145,900.00	0.33
Total:	3,559	655,363,364.00	100.00

Minimum: 60,000.00
Maximum: 549,900.00
Average: 184,142.56
Total: 655,363,364.00

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
50,001 - 75,000	293	19,675,977	3.00	8.181	352	84.89	612
75,001 - 100,000	464	40,745,203	6.22	7.727	349	84.97	620
100,001 - 125,000	445	50,046,981	7.64	7.622	354	85.78	620
125,001 - 150,000	377	51,754,928	7.90	7.441	357	86.77	628
150,001 - 175,000	350	56,842,783	8.68	7.397	355	85.10	619
175,001 - 200,000	300	55,958,819	8.54	7.208	355	85.21	621
200,001 - 225,000	301	64,153,941	9.80	6.926	356	83.93	625
225,001 - 250,000	236	56,074,662	8.56	6.960	354	85.08	634
250,001 - 275,000	176	45,976,300	7.02	6.905	357	85.01	633
275,001 - 300,000	158	45,523,522	6.95	6.967	354	85.29	627
300,001 - 325,000	126	39,413,024	6.02	6.887	356	86.37	637
325,001 - 350,000	84	28,191,882	4.30	6.670	358	84.09	644
350,001 - 375,000	71	25,781,069	3.94	6.951	359	83.92	623
375,001 - 400,000	78	30,119,781	4.60	6.811	354	85.44	632
400,001 - 425,000	33	13,634,997	2.08	6.412	355	80.67	647
425,001 - 450,000	30	13,067,060	2.00	6.498	355	82.74	641
450,001 - 475,000	13	5,988,010	0.91	6.467	359	73.56	624
475,001 - 500,000	20	9,830,534	1.50	6.766	350	76.68	608
500,001 - 750,000	4	2,143,581	0.33	7.049	359	79.49	641
Total:	3,559	654,923,052	100.00	7.134	355	84.78	627

Minimum: 59,937
Maximum: 549,600
Average: 184,019

Range of Stated Original Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
180	60	8,715,418	1.33	6.927	179	76.84	620
240	56	9,763,200	1.49	6.699	239	79.35	638
360	3,443	636,444,434	97.18	7.143	359	84.97	627
Total:	3,559	654,923,052	100.00	7.134	355	84.78	627

Minimum: 180
Maximum: 360
Weighted Average: 356

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
169 - 180	60	8,715,418	1.33	6.927	179	76.84	620
229 - 240	56	9,763,200	1.49	6.699	239	79.35	638
349 - 360	3,443	636,444,434	97.18	7.143	359	84.97	627
Total:	3,559	654,923,052	100.00	7.134	355	84.78	627

Minimum: 177
Maximum: 360
Weighted Average: 355

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
60.01 - 65.00	135	25,944,561	3.96	6.498	345	63.15	618
65.01 - 70.00	139	25,031,067	3.82	6.657	346	68.22	618
70.01 - 75.00	235	44,869,586	6.85	6.741	348	73.74	619
75.01 - 80.00	648	128,915,808	19.68	6.961	355	79.37	623
80.01 - 85.00	514	99,266,243	15.16	7.080	356	84.23	615
85.01 - 90.00	1,186	206,425,133	31.52	7.402	357	89.59	627
90.01 - 95.00	702	124,470,655	19.01	7.279	358	94.68	649
Total:	3,559	654,923,052	100.00	7.134	355	84.78	627

Minimum: 60.02
Maximum: 95.00
Weighted Average: 84.78

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 5.000	53	9,537,702	2.65	7.179	359	86.77	614
5.001 - 5.500	98	20,856,015	5.80	6.998	359	83.30	639
6.001 - 6.500	1,862	328,490,453	91.31	7.303	358	86.66	617
6.501 - 7.000	4	661,206	0.18	6.638	359	90.90	615
7.001 - 7.500	1	188,882	0.05	8.350	359	90.00	554
Total:	2,018	359,734,257	100.00	7.282	358	86.48	618

Non-Zero Minimum: 4.500
Maximum: 7.125
Non-Zero Weighted Average: 6.390

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 7.500	1,094	223,685,252	62.18	6.734	358	85.99	628
7.501 - 8.000	415	68,701,946	19.10	7.768	358	87.54	613
8.001 - 8.500	242	34,553,446	9.61	8.257	358	86.98	597
8.501 - 9.000	167	21,372,512	5.94	8.764	358	87.70	588
9.001 - 9.500	71	8,660,329	2.41	9.219	359	86.25	582
9.501 - 10.000	23	2,297,563	0.64	9.707	359	84.73	562
10.001 - 10.500	6	463,210	0.13	10.118	360	85.61	565
Total:	2,018	359,734,257	100.00	7.282	358	86.48	618

Non-Zero Minimum: 5.100
Maximum: 10.250
Non-Zero Weighted Average: 7.282

Range of Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 15.000	1,918	348,313,154	96.83	7.214	358	86.50	619
15.001 - 15.500	71	8,660,329	2.41	9.219	359	86.25	582
15.501 - 16.000	23	2,297,563	0.64	9.707	359	84.73	562
16.001 - 16.500	6	463,210	0.13	10.118	360	85.61	565
Total:	2,018	359,734,257	100.00	7.282	358	86.48	618

Non-Zero Minimum: 11.100
Maximum: 16.250
Non-Zero Weighted Average: 13.282

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
2.000	1,956	348,408,435	96.85	7.289	358	86.51	618
3.000	62	11,325,822	3.15	7.050	359	85.36	614
Total:	2,018	359,734,257	100.00	7.282	358	86.48	618

Non-Zero Minimum: 2.000
Maximum: 3.000
Non-Zero Weighted Average: 2.031

Subseqeunt Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
1.000	2,018	359,734,257	100.00	7.282	358	86.48	618
Total:	2,018	359,734,257	100.00	7.282	358	86.48	618

Non-Zero Minimum: 1.000
Maximum: 1.000
Non-Zero Weighted Average: 1.000

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
January 2005	1	443,465	0.12	7.450	354	90.00	578
March 2005	26	6,515,461	1.81	7.594	356	84.08	596
April 2005	19	4,132,782	1.15	7.872	353	81.99	609
May 2005	28	4,602,568	1.28	7.656	352	83.95	629
June 2005	1,170	213,486,214	59.35	7.321	358	86.82	618
July 2005	615	100,865,626	28.04	7.243	359	86.68	619
May 2006	2	413,371	0.11	7.400	358	90.00	703
June 2006	104	20,137,285	5.60	6.983	359	85.99	618
July 2006	53	9,137,484	2.54	6.760	360	82.01	617
Total:	2,018	359,734,257	100.00	7.282	358	86.48	618

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
California	958	231,022,523	35.27	6.647	357	83.15	636
Florida	497	68,545,755	10.47	7.089	353	85.80	622
New York	251	65,007,817	9.93	7.002	351	82.41	630
Illinois	261	43,605,173	6.66	7.587	356	87.24	622
New Jersey	144	31,253,108	4.77	7.395	351	83.81	622
Massachusetts	77	17,485,420	2.67	7.349	354	83.19	625
Texas	127	16,949,876	2.59	7.572	352	83.89	620
Minnesota	81	14,326,243	2.19	7.599	359	88.07	621
Nevada	77	13,660,294	2.09	7.633	359	87.70	621
Washington	72	13,333,652	2.04	6.984	359	86.28	626
Arizona	102	12,136,530	1.85	7.495	341	88.38	630
Colorado	59	11,918,168	1.82	7.087	355	88.09	633
Ohio	114	11,073,804	1.69	7.862	357	86.96	620
Maryland	51	9,714,941	1.48	7.434	353	85.17	619
Utah	52	9,244,470	1.41	7.603	359	88.61	625
Other	636	85,645,281	13.08	7.765	356	86.82	615
Total:	3,559	654,923,052	100.00	7.134	355	84.78	627

Number of States/District of Columbia Represented: 43

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Primary	3,294	621,428,860	94.89	7.092	355	84.73	625
Non-Owner Occupied	237	28,985,031	4.43	8.049	357	85.96	674
Second Home	28	4,509,162	0.69	7.016	359	84.14	661
Total:	3,559	654,923,052	100.00	7.134	355	84.78	627

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Single Family Residence	2,739	500,356,117	76.40	7.100	355	84.70	624
2-4 Family	295	61,582,899	9.40	7.381	355	83.76	650
Planned Unit Development	253	50,802,281	7.76	7.083	358	85.83	629
Condominium	255	40,274,077	6.15	7.241	357	86.42	637
Mobile Home	17	1,907,679	0.29	6.980	359	78.12	615
Total:	3,559	654,923,052	100.00	7.134	355	84.78	627

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Refinance - Cashout	1,437	275,410,993	42.05	6.921	354	81.77	628
Refinance - Rate Term	1,082	205,328,010	31.35	7.087	353	85.29	615
Purchase	1,040	174,184,050	26.60	7.525	359	88.94	641
Total:	3,559	654,923,052	100.00	7.134	355	84.78	627

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Full	2,798	509,869,486	77.85	7.094	355	85.07	619
Stated Documentation	610	114,006,309	17.41	7.270	354	83.18	663
Limited	151	31,047,258	4.74	7.276	356	86.01	625
Total:	3,559	654,923,052	100.00	7.134	355	84.78	627

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
500 - 524	35	5,587,092	0.85	7.975	359	76.89	513
525 - 549	141	23,029,371	3.52	7.883	356	76.84	537
550 - 574	479	79,584,102	12.15	7.675	356	82.82	561
575 - 599	466	82,446,515	12.59	7.367	352	83.51	587
600 - 624	723	132,626,918	20.25	7.047	355	85.91	612
625 - 649	649	124,361,722	18.99	6.982	355	85.98	636
650 - 674	491	98,807,141	15.09	6.891	357	85.78	661
675 - 699	282	51,156,807	7.81	6.959	353	85.98	686
700 - 724	147	26,913,456	4.11	6.772	356	86.09	710
725 - 749	77	15,882,985	2.43	6.869	358	84.97	734
750 - 774	42	8,751,418	1.34	6.711	359	85.44	760
775 - 799	23	5,058,445	0.77	6.638	357	83.98	785
800 +	4	717,081	0.11	5.864	252	70.10	806
Total:	3,559	654,923,052	100.00	7.134	355	84.78	627

Non-Zero Minimum: 501
Maximum: 809
Non-Zero Weighted Average: 627

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
0	689	121,600,264	18.57	7.430	354	85.42	629
12	278	64,229,118	9.81	7.126	350	82.99	635
24	1,535	266,721,196	40.73	7.273	357	86.22	618
36	1,057	202,372,474	30.90	6.773	354	83.07	637
Total:	3,559	654,923,052	100.00	7.134	355	84.78	627

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 27

Risk Category - Combined	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
1	2,787	507,115,552	77.43	7.069	355	85.12	632
2	355	68,597,988	10.47	7.541	354	83.59	601
3	243	41,963,175	6.41	7.419	355	83.08	602
4	23	4,930,208	0.75	6.918	359	94.95	653
A	140	30,242,865	4.62	6.907	359	82.91	647
AAA	1	287,361	0.04	7.750	357	80.00	620
A-	9	1,606,223	0.25	7.190	359	80.26	575
B	1	179,681	0.03	8.650	357	80.00	534
Total:	3,559	654,923,052	100.00	7.134	355	84.78	627

Conforming Balance	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Non-Conforming Balance	323	124,326,445	18.98	6.699	356	82.85	632
Conforming Balance	3,236	530,596,608	81.02	7.235	355	85.24	626
Total:	3,559	654,923,052	100.00	7.134	355	84.78	627

Selection Criteria: CDPMICOMPFLAG in 'Y'
Table of Contents

1. Summary Statistics
2. Product Types
3. Range of Gross Interest Rates (%)
4. Range of Principal Balances at Origination ($)
5. Range of Cut-off Date Principal Balances ($)
6. Range of Stated Original Terms (months)
7. Range of Stated Remaining Terms (months)
8. Range of Original LTV Ratios (%)
9. Range of Gross Margins (%)
10. Range of Minimum Mortgage Rates (%)
11. Range of Maximum Loan Rates (%)
12. Initial Periodic Cap (%)
13. Subseqeunt Periodic Cap (%)
14. Next Rate Adjustment Dates
15. Geographic Distribution of Mortgaged Properties
16. Occupancy
17. Property Type
18. Loan Purpose
19. Documentation Level
20. Credit Score
21. Prepayment Penalty Term
22. Risk Category - Combined
23. Conforming Balance

1. Summary Statistics

Number of Mortgage Loans: 3,559
Aggregate Principal Balance ($): 654,923,052
Weighted Average Current Mortgage Rate (%): 7.134
Non-Zero Weighted Average Margin (%): 6.390
Non-Zero Weighted Average Maximum Rate (%): 13.282
Weighted Average Stated Original Term (months): 356
Weighted Average Stated Remaining Term (months): 355
Weighted Average Seasoning (months): 1
Weighted Average Original LTV (%): 84.78
% First Liens: 100.00
% Owner Occupied: 94.89
% Purchase: 26.60
% Full Doc: 77.85
Non-Zero Weighted Average Credit Score: 627

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2. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Fixed - 15 Y	54	8,176,219	1.25	6.926	179	76.07	618
Fixed - 20 Y	42	7,984,500	1.22	6.602	239	77.07	639
Fixed - 30 Y	1,445	279,028,078	42.60	6.964	359	83.07	639
ARM - 2 Yea	1,859	330,046,116	50.39	7.314	358	86.63	618
ARM - 3 Yea	159	29,688,140	4.53	6.920	359	84.82	619
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

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3. Range of Gross Interest Rates (%)

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
5.000 - 5.999	256	65,176,320	9.95	5.756	352	79.26	653
6.000 - 6.999	1,198	257,425,641	39.31	6.569	354	83.19	637
7.000 - 7.999	1,280	224,268,341	34.24	7.477	356	87.22	621
8.000 - 8.999	651	87,724,613	13.39	8.423	357	87.06	603
9.000 - 9.999	166	19,718,988	3.01	9.320	358	86.10	589
10.000 - 10.9	8	609,149	0.09	10.149	359	80.05	561
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

Minimum: 5.000
Maximum: 10.250
Weighted Average: 7.134

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4. Range of Principal Balances at Origination ($)

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 -	757	60,455,268.00	9.22
100,000.01 -	820	101,556,767.00	15.50
150,000.01 -	652	113,169,756.00	17.27
200,000.01 -	537	120,310,389.00	18.36
250,000.01 -	334	91,566,329.00	13.97
300,000.01 -	210	67,656,088.00	10.32
350,000.01 -	149	55,944,955.00	8.54
400,000.01 -	63	26,726,508.00	4.08
450,000.01 -	33	15,831,404.00	2.42
500,000.01 -	4	2,145,900.00	0.33
Total:	**3,559**	**655,363,364.00**	**100.00**

Minimum: 60,000.00
Maximum: 549,900.00
Average: 184,142.56
Total: 655,363,364.00

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5. Range of Cut-off Date Principal Balances ($)

	Number	Aggregate Cut-off	% of Mortgage Pool by Aggregate Cut-off	Weighted Average	Weighted Average	Weighted	Weighted

Range of Cut-off Date Principal Balances ($)	of Mortgage Loans	Date Principal Balance ($)	Date Principal Balance	Gross Interest Rate (%)	Remaining Term (months)	Average Original LTV	Average FICO Score
50,001 - 75,(	293	19,675,977	3.00	8.181	352	84.89	612
75,001 - 100	464	40,745,203	6.22	7.727	349	84.97	620
100,001 - 12	445	50,046,981	7.64	7.622	354	85.78	620
125,001 - 15	377	51,754,928	7.90	7.441	357	86.77	628
150,001 - 17	350	56,842,783	8.68	7.397	355	85.10	619
175,001 - 20	300	55,958,819	8.54	7.208	355	85.21	621
200,001 - 22	301	64,153,941	9.80	6.926	356	83.93	625
225,001 - 25	236	56,074,662	8.56	6.960	354	85.08	634
250,001 - 27	176	45,976,300	7.02	6.905	357	85.01	633
275,001 - 30	158	45,523,522	6.95	6.967	354	85.29	627
300,001 - 32	126	39,413,024	6.02	6.887	356	86.37	637
325,001 - 35	84	28,191,882	4.30	6.670	358	84.09	644
350,001 - 37	71	25,781,069	3.94	6.951	359	83.92	623
375,001 - 40	78	30,119,781	4.60	6.811	354	85.44	632
400,001 - 42	33	13,634,997	2.08	6.412	355	80.67	647
425,001 - 45	30	13,067,060	2.00	6.498	355	82.74	641
450,001 - 47	13	5,988,010	0.91	6.467	359	73.56	624
475,001 - 50	20	9,830,534	1.50	6.766	350	76.68	608
500,001 - 75	4	2,143,581	0.33	7.049	359	79.49	641
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

Minimum: 59,937
Maximum: 549,600
Average: 184,019

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6. Range of Stated Original Terms (months)

Range of Stated Original Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
180	60	8,715,418	1.33	6.927	179	76.84	620

240	56	9,763,200	1.49	6.699	239	79.35	638
360	3,443	636,444,434	97.18	7.143	359	84.97	627
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

Minimum: 180
Maximum: 360
Weighted Average: 356

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7. Range of Stated Remaining Terms (months)

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
169 - 180	60	8,715,418	1.33	6.927	179	76.84	620
229 - 240	56	9,763,200	1.49	6.699	239	79.35	638
349 - 360	3,443	636,444,434	97.18	7.143	359	84.97	627
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

Minimum: 177
Maximum: 360
Weighted Average: 355

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8. Range of Original LTV Ratios (%)

	Number of Mortgage	Aggregate Cut-off Date Principal	% of Mortgage Pool by Aggregate Cut-off Date Principal	Weighted Average Gross Interest	Weighted Average Remaining Term	Weighted Average Original	Weighted Average FICO

Range of Original LTV Ratios (%)	Loans	Balance ($)	Balance	Rate (%)	(months)	LTV	Score
60.01 - 65.00	135	25,944,561	3.96	6.498	345	63.15	618
65.01 - 70.00	139	25,031,067	3.82	6.657	346	68.22	618
70.01 - 75.00	235	44,869,586	6.85	6.741	348	73.74	619
75.01 - 80.00	648	128,915,808	19.68	6.961	355	79.37	623
80.01 - 85.00	514	99,266,243	15.16	7.080	356	84.23	615
85.01 - 90.00	1,186	206,425,133	31.52	7.402	357	89.59	627
90.01 - 95.00	702	124,470,655	19.01	7.279	358	94.68	649
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

Minimum: 60.02
Maximum: 95.00
Weighted Average: 84.78

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9. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 5.000	53	9,537,702	2.65	7.179	359	86.77	614
5.001 - 5.500	98	20,856,015	5.80	6.998	359	83.30	639
6.001 - 6.500	1,862	328,490,453	91.31	7.303	358	86.66	617
6.501 - 7.000	4	661,206	0.18	6.638	359	90.90	615
7.001 - 7.500	1	188,882	0.05	8.350	359	90.00	554
Total:	**2,018**	**359,734,257**	**100.00**	**7.282**	**358**	**86.48**	**618**

Non-Zero Minimum: 4.500
Maximum: 7.125
Non-Zero Weighted Average: 6.390

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10. Range of Minimum Mortgage Rates (%)

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 7.500	1,094	223,685,252	62.18	6.734	358	85.99	628
7.501 - 8.00(	415	68,701,946	19.10	7.768	358	87.54	613
8.001 - 8.50(	242	34,553,446	9.61	8.257	358	86.98	597
8.501 - 9.00(	167	21,372,512	5.94	8.764	358	87.70	588
9.001 - 9.50(	71	8,660,329	2.41	9.219	359	86.25	582
9.501 - 10.0(	23	2,297,563	0.64	9.707	359	84.73	562
10.001 - 10.!	6	463,210	0.13	10.118	360	85.61	565
Total:	**2,018**	**359,734,257**	**100.00**	**7.282**	**358**	**86.48**	**618**

Non-Zero Minimum: 5.100
Maximum: 10.250
Non-Zero Weighted Average: 7.282

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11. Range of Maximum Loan Rates (%)

Range of Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
<= 15.000	1,918	348,313,154	96.83	7.214	358	86.50	619
15.001 - 15.!	71	8,660,329	2.41	9.219	359	86.25	582
15.501 - 16.(	23	2,297,563	0.64	9.707	359	84.73	562
16.001 - 16.!	6	463,210	0.13	10.118	360	85.61	565
Total:	**2,018**	**359,734,257**	**100.00**	**7.282**	**358**	**86.48**	**618**

Non-Zero Minimum: 11.100
Maximum: 16.250

Non-Zero Weighted Average: 13.282

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12. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
2.000	1,956	348,408,435	96.85	7.289	358	86.51	618
3.000	62	11,325,822	3.15	7.050	359	85.36	614
Total:	**2,018**	**359,734,257**	**100.00**	**7.282**	**358**	**86.48**	**618**

Non-Zero Minimum: 2.000
Maximum: 3.000
Non-Zero Weighted Average: 2.031

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13. Subseqeunt Periodic Cap (%)

Subseqeunt Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
1.000	2,018	359,734,257	100.00	7.282	358	86.48	618
Total:	**2,018**	**359,734,257**	**100.00**	**7.282**	**358**	**86.48**	**618**

Non-Zero Minimum: 1.000
Maximum: 1.000
Non-Zero Weighted Average: 1.000

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14. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
January 200	1	443,465	0.12	7.450	354	90.00	578
March 2005	26	6,515,461	1.81	7.594	356	84.08	596
April 2005	19	4,132,782	1.15	7.872	353	81.99	609
May 2005	28	4,602,568	1.28	7.656	352	83.95	629
June 2005	1,170	213,486,214	59.35	7.321	358	86.82	618
July 2005	615	100,865,626	28.04	7.243	359	86.68	619
May 2006	2	413,371	0.11	7.400	358	90.00	703
June 2006	104	20,137,285	5.60	6.983	359	85.99	618
July 2006	53	9,137,484	2.54	6.760	360	82.01	617
Total:	**2,018**	**359,734,257**	**100.00**	**7.282**	**358**	**86.48**	**618**

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15. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score

California	958	231,022,523	35.27	6.647	357	83.15	636
Florida	497	68,545,755	10.47	7.089	353	85.80	622
New York	251	65,007,817	9.93	7.002	351	82.41	630
Illinois	261	43,605,173	6.66	7.587	356	87.24	622
New Jersey	144	31,253,108	4.77	7.395	351	83.81	622
Massachuse	77	17,485,420	2.67	7.349	354	83.19	625
Texas	127	16,949,876	2.59	7.572	352	83.89	620
Minnesota	81	14,326,243	2.19	7.599	359	88.07	621
Nevada	77	13,660,294	2.09	7.633	359	87.70	621
Washington	72	13,333,652	2.04	6.984	359	86.28	626
Arizona	102	12,136,530	1.85	7.495	341	88.38	630
Colorado	59	11,918,168	1.82	7.087	355	88.09	633
Ohio	114	11,073,804	1.69	7.862	357	86.96	620
Maryland	51	9,714,941	1.48	7.434	353	85.17	619
Utah	52	9,244,470	1.41	7.603	359	88.61	625
Other	636	85,645,281	13.08	7.765	356	86.82	615
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

Number of States/District of Columbia Represented: 43

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16. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Primary	3,294	621,428,860	94.89	7.092	355	84.73	625
Non-Owner (	237	28,985,031	4.43	8.049	357	85.96	674
Second Hom	28	4,509,162	0.69	7.016	359	84.14	661
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

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17. Property Type

			% of Mortgage Pool by				

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Single Famil	2,739	500,356,117	76.40	7.100	355	84.70	624
2-4 Family	295	61,582,899	9.40	7.381	355	83.76	650
Planned Uni	253	50,802,281	7.76	7.083	358	85.83	629
Condominiu	255	40,274,077	6.15	7.241	357	86.42	637
Mobile Hom	17	1,907,679	0.29	6.980	359	78.12	615
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

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18. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Refinance -	1,437	275,410,993	42.05	6.921	354	81.77	628
Refinance -	1,082	205,328,010	31.35	7.087	353	85.29	615
Purchase	1,040	174,184,050	26.60	7.525	359	88.94	641
Total:	**3,559**	**654,923,052**	***100.00***	**7.134**	**355**	**84.78**	**627**

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19. Documentation Level

	Number	Aggregate Cut-off	% of Mortgage Pool by Aggregate Cut-off	Weighted Average	Weighted Average	Weighted	Weighted

Documentation Level	of Mortgage Loans	Date Principal Balance ($)	Date Principal Balance	Gross Interest Rate (%)	Remaining Term (months)	Average Original LTV	Average FICO Score
Full	2,798	509,869,486	77.85	7.094	355	85.07	619
Stated Docu	610	114,006,309	17.41	7.270	354	83.18	663
Limited	151	31,047,258	4.74	7.276	356	86.01	625
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

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20. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
500 - 524	35	5,587,092	0.85	7.975	359	76.89	513
525 - 549	141	23,029,371	3.52	7.883	356	76.84	537
550 - 574	479	79,584,102	12.15	7.675	356	82.82	561
575 - 599	466	82,446,515	12.59	7.367	352	83.51	587
600 - 624	723	132,626,918	20.25	7.047	355	85.91	612
625 - 649	649	124,361,722	18.99	6.982	355	85.98	636
650 - 674	491	98,807,141	15.09	6.891	357	85.78	661
675 - 699	282	51,156,807	7.81	6.959	353	85.98	686
700 - 724	147	26,913,456	4.11	6.772	356	86.09	710
725 - 749	77	15,882,985	2.43	6.869	358	84.97	734
750 - 774	42	8,751,418	1.34	6.711	359	85.44	760
775 - 799	23	5,058,445	0.77	6.638	357	83.98	785
800 +	4	717,081	0.11	5.864	252	70.10	806
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

Non-Zero Minimum: 501
Maximum: 809
Non-Zero Weighted Average: 627

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21. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
0	689	121,600,264	18.57	7.430	354	85.42	629
12	278	64,229,118	9.81	7.126	350	82.99	635
24	1,535	266,721,196	40.73	7.273	357	86.22	618
36	1,057	202,372,474	30.90	6.773	354	83.07	637
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 27

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22. Risk Category - Combined

Risk Category - Combined	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
1	2,787	507,115,552	77.43	7.069	355	85.12	632
2	355	68,597,988	10.47	7.541	354	83.59	601
3	243	41,963,175	6.41	7.419	355	83.08	602
4	23	4,930,208	0.75	6.918	359	94.95	653
A	140	30,242,865	4.62	6.907	359	82.91	647
AAA	1	287,361	0.04	7.750	357	80.00	620
A-	9	1,606,223	0.25	7.190	359	80.26	575
B	1	179,681	0.03	8.650	357	80.00	534
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

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23. Conforming Balance

Conforming Balance	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Weighted Average Gross Interest Rate (%)	Weighted Average Remaining Term (months)	Weighted Average Original LTV	Weighted Average FICO Score
Non-Conforn	323	124,326,445	18.98	6.699	356	82.85	632
Conforming I	3,236	530,596,608	81.02	7.235	355	85.24	626
Total:	**3,559**	**654,923,052**	**100.00**	**7.134**	**355**	**84.78**	**627**

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Total Pool

1. Summary Statistics

Number of Mortgage Loans: 5,272
Aggregate Principal Balance ($): 971,938,968
Weighted Average Current Mortgage Rate (%): 7.447
Non-Zero Weighted Average Margin (%): 6.406
Non-Zero Weighted Average Maximum Rate (%): 13.653
Weighted Average Stated Original Term (months): 356
Weighted Average Stated Remaining Term (months): 356
Weighted Average Seasoning (months): 1
Weighted Average Original LTV (%): 83.33
% First Liens: 100.00
% Owner Occupied: 93.41
% Purchase: 23.35
% Full Doc: 64.77
% with MI: 58.70
Non-Zero Weighted Average Credit Score: 612

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2. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Fixed - 15 Year	84	11,622,378	1.2
Fixed - 20 Year	54	9,043,060	0.93
Fixed - 30 Year	1,308	248,065,526	25.52
ARM - 2 Year/6 Month	3,545	647,335,892	66.6
ARM - 3 Year/6 Month	281	55,872,111	5.75
Total:	**5,272**	**971,938,968**	**100**

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3. Range of Gross Interest Rates (%)

			% of Mortgage Pool by

Group 1

1. Summary Statistics

Number of Mortgage Loans: 4,262
Aggregate Principal Balance ($): 708,117,282
Weighted Average Current Mortgage Rate (%): 7.422
Non-Zero Weighted Average Margin (%): 6.400
Non-Zero Weighted Average Maximum Rate (%): 13.644
Weighted Average Stated Original Term (months): 356
Weighted Average Stated Remaining Term (months): 355
Weighted Average Seasoning (months): 1
Weighted Average Original LTV (%): 83.80
% First Liens: 100.00
% Owner Occupied: 92.99
% Purchase: 24.27
% Full Doc: 66.11
% with MI: 61.86
Non-Zero Weighted Average Credit Score: 612

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2. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Fixed - 15 Year	64	9,048,935	1.28
Fixed - 20 Year	40	6,232,526	0.88
Fixed - 30 Year	888	161,009,419	22.74
ARM - 2 Year/6 Month	3,026	489,365,750	69.11
ARM - 3 Year/6 Month	244	42,460,652	6
Total:	**4,262**	**708,117,282**	**100**

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3. Range of Gross Interest Rates (%)

			% of Mortgage Pool by

Group 2

1. Summary Statistics

Number of Mortgage Loans: 1,010
Aggregate Principal Balance ($): 263,821,686
Weighted Average Current Mortgage Rate (%): 7.513
Non-Zero Weighted Average Margin (%): 6.424
Non-Zero Weighted Average Maximum Rate (%): 13.678
Weighted Average Stated Original Term (months): 357
Weighted Average Stated Remaining Term (months): 356
Weighted Average Seasoning (months): 1
Weighted Average Original LTV (%): 82.06
% First Liens: 100.00
% Owner Occupied: 94.55
% Purchase: 20.88
% Full Doc: 61.17
% with MI: 50.20
Non-Zero Weighted Average Credit Score: 612

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2. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Fixed - 15 Year	20	2,573,442	0.98
Fixed - 20 Year	14	2,810,534	1.07
Fixed - 30 Year	420	87,056,107	33
ARM - 2 Year/6 Month	519	157,970,142	59.88
ARM - 3 Year/6 Month	37	13,411,460	5.08
Total:	**1,010**	**263,821,686**	**100**

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3. Range of Gross Interest Rates (%)

			% of Mortgage Pool by

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Aggregate Cut-off Date Principal Balance
4.000 - 4.999	2	690,000	0.07
5.000 - 5.999	225	56,223,073	5.78
6.000 - 6.999	1,490	314,531,583	32.36
7.000 - 7.999	1,814	335,992,130	34.57
8.000 - 8.999	1,244	197,315,231	20.3
9.000 - 9.999	406	54,210,944	5.58
10.000 - 10.999	58	8,317,114	0.86
11.000 - 11.999	25	3,981,742	0.41
12.000 - 12.999	8	677,152	0.07
Total:	**5,272**	**971,938,968**	**100**

Minimum: 4.900
Maximum: 12.280
Weighted Average: 7.447

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4. Range of Principal Balances at Origination ($)

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	1,102	88,325,671.00	9.08
100,000.01 - 150,000.00	1,259	156,985,137.00	16.14
150,000.01 - 200,000.00	995	173,074,168.00	17.8
200,000.01 - 250,000.00	789	176,481,374.00	18.15
250,000.01 - 300,000.00	463	126,948,884.00	13.05
300,000.01 - 350,000.00	276	88,724,538.00	9.12
350,000.01 - 400,000.00	186	69,796,174.00	7.18
400,000.01 - 450,000.00	101	43,058,398.00	4.43
450,000.01 - 500,000.00	95	46,022,703.00	4.73
500,000.01 - 550,000.00	6	3,157,400.00	0.32
Total:	**5,272**	**972,574,447.00**	**100**

Minimum: 60,000.00
Maximum: 549,900.00
Average: 184,479.22
Total: 972,574,447.00

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Aggregate Cut-off Date Principal Balance
5.000 - 5.999	99	19,864,987	2.81
6.000 - 6.999	1,311	242,928,921	34.31
7.000 - 7.999	1,564	261,503,159	36.93
8.000 - 8.999	1,027	150,446,292	21.25
9.000 - 9.999	259	33,044,550	4.67
10.000 - 10.999	2	329,373	0.05
Total:	**4,262**	**708,117,282**	**100**

Minimum: 5.100
Maximum: 10.700
Weighted Average: 7.422

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4. Range of Principal Balances at Origination ($)

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	905	72,985,537.00	10.3
100,000.01 - 150,000.00	1,113	138,717,742.00	19.58
150,000.01 - 200,000.00	910	158,424,326.00	22.36
200,000.01 - 250,000.00	728	162,820,446.00	22.98
250,000.01 - 300,000.00	428	117,342,684.00	16.56
300,000.01 - 350,000.00	146	45,565,570.00	6.43
350,000.01 - 400,000.00	20	7,449,274.00	1.05
400,000.01 - 450,000.00	8	3,331,500.00	0.47
450,000.01 - 500,000.00	4	1,925,500.00	0.27
Total:	**4,262**	**708,562,579.00**	**100**

Minimum: 60,000.00
Maximum: 500,000.00
Average: 166,251.19
Total: 708,562,579.00

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Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Aggregate Cut-off Date Principal Balance
4.000 - 4.999	2	690,000	0.26
5.000 - 5.999	126	36,358,086	13.78
6.000 - 6.999	179	71,602,662	27.14
7.000 - 7.999	250	74,488,971	28.23
8.000 - 8.999	217	46,868,939	17.77
9.000 - 9.999	147	21,166,394	8.02
10.000 - 10.999	56	7,987,742	3.03
11.000 - 11.999	25	3,981,742	1.51
12.000 - 12.999	8	677,152	0.26
Total:	**1,010**	**263,821,686**	**100**

Minimum: 4.900
Maximum: 12.280
Weighted Average: 7.513

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4. Range of Principal Balances at Originatio

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	197	15,340,134.00	5.81
100,000.01 - 150,000.00	146	18,267,395.00	6.92
150,000.01 - 200,000.00	85	14,649,842.00	5.55
200,000.01 - 250,000.00	61	13,660,928.00	5.17
250,000.01 - 300,000.00	35	9,606,200.00	3.64
300,000.01 - 350,000.00	130	43,158,968.00	16.35
350,000.01 - 400,000.00	166	62,346,900.00	23.62
400,000.01 - 450,000.00	93	39,726,898.00	15.05
450,000.01 - 500,000.00	91	44,097,203.00	16.7
500,000.01 - 550,000.00	6	3,157,400.00	1.2
Total:	**1,010**	**264,011,868.00**	**100**

Minimum: 60,000.00
Maximum: 549,900.00
Average: 261,397.89
Total: 264,011,868.00

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5. Range of Cut-off Date Principal Balances ($)

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
50,001 - 75,000	425	28,731,056	2.96
75,001 - 100,000	677	59,546,459	6.13
100,001 - 125,000	640	71,913,069	7.4
125,001 - 150,000	621	85,283,082	8.77
150,001 - 175,000	526	85,430,874	8.79
175,001 - 200,000	467	87,234,971	8.98
200,001 - 225,000	447	95,163,291	9.79
225,001 - 250,000	342	81,200,558	8.35
250,001 - 275,000	246	64,299,117	6.62
275,001 - 300,000	218	62,860,508	6.47
300,001 - 325,000	170	53,093,463	5.46
325,001 - 350,000	105	35,269,603	3.63
350,001 - 375,000	95	34,502,291	3.55
375,001 - 400,000	91	35,243,151	3.63
400,001 - 425,000	47	19,405,711	2
425,001 - 450,000	54	23,617,180	2.43
450,001 - 475,000	28	12,908,176	1.33
475,001 - 500,000	67	33,082,447	3.4
500,001 - 750,000	6	3,153,961	0.32
Total:	**5,272**	**971,938,968**	**100**

Minimum: 59,948
Maximum: 549,600
Average: 184,359

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6. Range of Stated Original Terms (months)

			% of Mortgage

5. Range of Cut-off Date Principal Balances ($)

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
50,001 - 75,000	329	22,284,939	3.15
75,001 - 100,000	576	50,660,473	7.15
100,001 - 125,000	569	63,957,447	9.03
125,001 - 150,000	546	74,980,568	10.59
150,001 - 175,000	476	77,353,682	10.92
175,001 - 200,000	432	80,671,789	11.39
200,001 - 225,000	413	87,935,873	12.42
225,001 - 250,000	315	74,776,420	10.56
250,001 - 275,000	228	59,624,901	8.42
275,001 - 300,000	201	57,937,383	8.18
300,001 - 325,000	136	42,187,991	5.96
325,001 - 350,000	9	3,044,674	0.43
350,001 - 375,000	12	4,357,140	0.62
375,001 - 400,000	8	3,089,937	0.44
400,001 - 425,000	5	2,037,420	0.29
425,001 - 450,000	3	1,292,714	0.18
450,001 - 475,000	2	926,109	0.13
475,001 - 500,000	2	997,823	0.14
Total:	**4,262**	**708,117,282**	**100**

Minimum: 59,948
Maximum: 499,000
Average: 166,147

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6. Range of Stated Original Terms (months)

	Number of Mortgage	Aggregate Cut-off Date Principal	% of Mortgage Pool by Aggregate Cut-off Date Principal

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5. Range of Cut-off Date Principal Balances

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
50,001 - 75,000	96	6,446,117	2.44
75,001 - 100,000	101	8,885,986	3.37
100,001 - 125,000	71	7,955,622	3.02
125,001 - 150,000	75	10,302,515	3.91
150,001 - 175,000	50	8,077,191	3.06
175,001 - 200,000	35	6,563,182	2.49
200,001 - 225,000	34	7,227,418	2.74
225,001 - 250,000	27	6,424,138	2.44
250,001 - 275,000	18	4,674,216	1.77
275,001 - 300,000	17	4,923,125	1.87
300,001 - 325,000	34	10,905,472	4.13
325,001 - 350,000	96	32,224,929	12.21
350,001 - 375,000	83	30,145,151	11.43
375,001 - 400,000	83	32,153,214	12.19
400,001 - 425,000	42	17,368,291	6.58
425,001 - 450,000	51	22,324,467	8.46
450,001 - 475,000	26	11,982,067	4.54
475,001 - 500,000	65	32,084,624	12.16
500,001 - 750,000	6	3,153,961	1.2
Total:	**1,010**	**263,821,686**	**100**

Minimum: 59,958
Maximum: 549,600
Average: 261,210

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6. Range of Stated Original Terms (months)

			% of Mortgage

Range of Stated Original Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Pool by Aggregate Cut-off Date Principal Balance
180	90	12,161,576	1.25
240	72	11,285,997	1.16
360	5,110	948,491,395	97.59
Total:	**5,272**	**971,938,968**	**100**

Minimum: 180
Maximum: 360
Weighted Average: 356

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7. Range of Stated Remaining Terms (months)

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
169 - 180	90	12,161,576	1.25
229 - 240	72	11,285,997	1.16
349 - 360	5,110	948,491,395	97.59
Total:	**5,272**	**971,938,968**	**100**

Minimum: 177
Maximum: 360
Weighted Average: 356

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8. Range of Original LTV Ratios (%)

			% of

Range of Stated Original Terms (months)	Loans	Balance ($)	Balance
180	70	9,588,134	1.35
240	57	8,393,077	1.19
360	4,135	690,136,072	97.46
Total:	**4,262**	**708,117,282**	**100**

Minimum: 180
Maximum: 360
Weighted Average: 356

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7. Range of Stated Remaining Terms (months)

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
169 - 180	70	9,588,134	1.35
229 - 240	57	8,393,077	1.19
349 - 360	4,135	690,136,072	97.46
Total:	**4,262**	***708,117,282***	***100***

Minimum: 177
Maximum: 360
Weighted Average: 355

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8. Range of Original LTV Ratios (%)

	Number of	Aggregate Cut-off Date	% of Mortgage Pool by Aggregate Cut-off Date

Range of Stated Original Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Pool by Aggregate Cut-off Date Principal Balance
180	20	2,573,442	0.98
240	15	2,892,920	1.1
360	975	258,355,323	97.93
Total:	**1,010**	**263,821,686**	**100**

Minimum: 180
Maximum: 360
Weighted Average: 357

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7. Range of Stated Remaining Terms (montl

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
169 - 180	20	2,573,442	0.98
229 - 240	15	2,892,920	1.1
349 - 360	975	258,355,323	97.93
Total:	**1,010**	**263,821,686**	**100**

Minimum: 179
Maximum: 360
Weighted Average: 356

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8. Range of Original LTV Ratios (%)

			% of

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Mortgage Pool by Aggregate Cut-off Date Principal Balance
15.01 - 20.00	1	66,945	0.01
20.01 - 25.00	3	204,600	0.02
25.01 - 30.00	10	935,675	0.1
30.01 - 35.00	14	1,554,135	0.16
35.01 - 40.00	31	3,855,256	0.4
40.01 - 45.00	30	4,209,704	0.43
45.01 - 50.00	51	6,651,457	0.68
50.01 - 55.00	64	12,599,130	1.3
55.01 - 60.00	108	20,836,741	2.14
60.01 - 65.00	187	33,752,676	3.47
65.01 - 70.00	226	39,172,526	4.03
70.01 - 75.00	376	72,113,420	7.42
75.01 - 80.00	807	156,219,028	16.07
80.01 - 85.00	728	135,933,135	13.99
85.01 - 90.00	1,625	289,041,532	29.74
90.01 - 95.00	1,011	194,793,009	20.04
Total:	**5,272**	**971,938,968**	**100**

Minimum: 16.96
Maximum: 95.00
Weighted Average: 83.33

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9. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
<= 5.000	100	18,059,397	2.57
5.001 - 5.500	156	33,496,590	4.76

Range of Original LTV Ratios (%)	Mortgage Loans	Principal Balance ($)	Principal Balance
15.01 - 20.00	1	66,945	0.01
20.01 - 25.00	1	77,000	0.01
25.01 - 30.00	6	426,227	0.06
30.01 - 35.00	10	1,284,200	0.18
35.01 - 40.00	21	2,505,797	0.35
40.01 - 45.00	25	3,347,055	0.47
45.01 - 50.00	46	6,009,176	0.85
50.01 - 55.00	49	7,977,050	1.13
55.01 - 60.00	67	11,660,720	1.65
60.01 - 65.00	147	24,505,002	3.46
65.01 - 70.00	171	28,288,453	3.99
70.01 - 75.00	279	46,661,780	6.59
75.01 - 80.00	625	107,532,672	15.19
80.01 - 85.00	580	99,337,994	14.03
85.01 - 90.00	1,358	218,315,913	30.83
90.01 - 95.00	876	150,121,298	21.2
Total:	**4,262**	**708,117,282**	**100**

Minimum: 16.96
Maximum: 95.00
Weighted Average: 83.80

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9. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
<= 5.000	89	14,331,366	2.69
5.001 - 5.500	134	26,506,489	4.98
5.501 - 6.000	1	225,000	0.04
6.001 - 6.500	3,027	487,057,753	91.58
6.501 - 7.000	5	962,179	0.18
7.001 - 7.500	14	2,743,616	0.52
Total:	**3,270**	**531,826,402**	**100**

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Mortgage Pool by Aggregate Cut-off Date Principal Balance
20.01 - 25.00	2	127,600	0.05
25.01 - 30.00	4	509,448	0.19
30.01 - 35.00	4	269,934	0.1
35.01 - 40.00	10	1,349,460	0.51
40.01 - 45.00	5	862,649	0.33
45.01 - 50.00	5	642,281	0.24
50.01 - 55.00	15	4,622,080	1.75
55.01 - 60.00	41	9,176,021	3.48
60.01 - 65.00	40	9,247,674	3.51
65.01 - 70.00	55	10,884,073	4.13
70.01 - 75.00	97	25,451,640	9.65
75.01 - 80.00	182	48,686,355	18.45
80.01 - 85.00	148	36,595,141	13.87
85.01 - 90.00	267	70,725,619	26.81
90.01 - 95.00	135	44,671,712	16.93
Total:	**1,010**	**263,821,686**	**100**

Minimum: 22.11
Maximum: 95.00
Weighted Average: 82.06

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9. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
<= 5.000	11	3,728,031	2.18
5.001 - 5.500	22	6,990,101	4.08
6.001 - 6.500	513	158,428,900	92.44

5.501 - 6.000	1	225,000	0.03
6.001 - 6.500	3,540	645,486,653	91.79
6.501 - 7.000	6	1,041,344	0.15
7.001 - 7.500	23	4,899,021	0.7
Total:	**3,826**	**703,208,004**	**100**

Non-Zero Minimum: 4.500
Maximum: 7.125
Non-Zero Weighted Average: 6.406

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10. Range of Minimum Mortgage Rates (%)

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
<= 7.500	1,520	326,423,844	46.42
7.501 - 8.000	801	145,092,252	20.63
8.001 - 8.500	584	97,235,861	13.83
8.501 - 9.000	499	76,070,897	10.82
9.001 - 9.500	239	32,078,525	4.56
9.501 - 10.000	107	15,124,348	2.15
10.001 - 10.500	35	5,228,096	0.74
10.501 - 11.000	10	1,570,144	0.22
11.001 - 11.500	11	2,071,650	0.29
11.501 - 12.000	14	1,785,235	0.25
12.001 - 12.500	6	527,152	0.07
Total:	**3,826**	**703,208,004**	**100**

Non-Zero Minimum: 4.900
Maximum: 12.280
Non-Zero Weighted Average: 7.653

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11. Range of Maximum Loan Rates (%)

Non-Zero Minimum: 4.500
Maximum: 7.125
Non-Zero Weighted Average: 6.400

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10. Range of Minimum Mortgage Rates (%)

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
<= 7.500	1,290	234,972,360	44.18
7.501 - 8.000	735	119,928,889	22.55
8.001 - 8.500	522	77,357,288	14.55
8.501 - 9.000	473	67,466,507	12.69
9.001 - 9.500	227	29,049,127	5.46
9.501 - 10.000	21	2,722,858	0.51
10.001 - 10.500	1	121,452	0.02
10.501 - 11.000	1	207,921	0.04
Total:	**3,270**	**531,826,402**	**100**

Non-Zero Minimum: 5.100
Maximum: 10.700
Non-Zero Weighted Average: 7.644

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11. Range of Maximum Loan Rates (%)

Range of Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance

6.501 - 7.000	1	79,165	0.05
7.001 - 7.500	9	2,155,405	1.26
Total:	**556**	**171,381,602**	**100**

Non-Zero Minimum: 4.500
Maximum: 7.125
Non-Zero Weighted Average: 6.424

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10. Range of Minimum Mortgage Rates (%)

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
<= 7.500	230	91,451,484	53.36
7.501 - 8.000	66	25,163,363	14.68
8.001 - 8.500	62	19,878,573	11.6
8.501 - 9.000	26	8,604,390	5.02
9.001 - 9.500	12	3,029,398	1.77
9.501 - 10.000	86	12,401,490	7.24
10.001 - 10.500	34	5,106,645	2.98
10.501 - 11.000	9	1,362,223	0.79
11.001 - 11.500	11	2,071,650	1.21
11.501 - 12.000	14	1,785,235	1.04
12.001 - 12.500	6	527,152	0.31
Total:	**556**	**171,381,602**	**100**

Non-Zero Minimum: 4.900
Maximum: 12.280
Non-Zero Weighted Average: 7.678

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11. Range of Maximum Loan Rates (%)

			% of Mortgage

Range of Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
<= 15.000	3,404	644,822,853	91.7
15.001 - 15.500	239	32,078,525	4.56
15.501 - 16.000	107	15,124,348	2.15
16.001 - 16.500	35	5,228,096	0.74
16.501 - 17.000	10	1,570,144	0.22
17.001 - 17.500	11	2,071,650	0.29
17.501 - 18.000	14	1,785,235	0.25
18.001 - 18.500	6	527,152	0.07
Total:	**3,826**	**703,208,004**	**100**

Non-Zero Minimum: 10.900
Maximum: 18.280

Non-Zero Weighted Average: 13.653

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12. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
2	3,726	683,969,322	97.26
3	100	19,238,682	2.74
Total:	**3,826**	**703,208,004**	**100**

Non-Zero Minimum: 2.000
Maximum: 3.000

Non-Zero Weighted Average: 2.027

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<= 15.000	3,020	499,725,044	93.96
15.001 - 15.500	227	29,049,127	5.46
15.501 - 16.000	21	2,722,858	0.51
16.001 - 16.500	1	121,452	0.02
16.501 - 17.000	1	207,921	0.04
Total:	**3,270**	**531,826,402**	**100**

Non-Zero Minimum: 11.100

Maximum: 16.700
Non-Zero Weighted Average: 13.644

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12. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
2	3,182	516,717,331	97.16
3	88	15,109,071	2.84
Total:	**3,270**	**531,826,402**	**100**

Non-Zero Minimum: 2.000

Maximum: 3.000
Non-Zero Weighted Average: 2.028

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13. Subseqeunt Periodic Cap (%)

	Number of Mortgage	Aggregate Cut-off Date Principal	% of Mortgage Pool by Aggregate Cut-off Date Principal

Range of Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Pool by Aggregate Cut-off Date Principal Balance
<= 15.000	384	145,097,809	84.66
15.001 - 15.500	12	3,029,398	1.77
15.501 - 16.000	86	12,401,490	7.24
16.001 - 16.500	34	5,106,645	2.98
16.501 - 17.000	9	1,362,223	0.79
17.001 - 17.500	11	2,071,650	1.21
17.501 - 18.000	14	1,785,235	1.04
18.001 - 18.500	6	527,152	0.31
Total:	**556**	**171,381,602**	**100**

Non-Zero Minimum: 10.900
Maximum: 18.280
Non-Zero Weighted Average: 13.678

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12. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
2	544	167,251,991	97.59
3	12	4,129,611	2.41
Total:	**556**	**171,381,602**	**100**

Non-Zero Minimum: 2.000
Maximum: 3.000
Non-Zero Weighted Average: 2.024

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13. Subseqeunt Periodic Cap (%)

Subseqeunt Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
1	3,826	703,208,004	100
Total:	3,826	703,208,004	100

Non-Zero Minimum: 1.000
Maximum: 1.000

Non-Zero Weighted Average: 1.000

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14. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Jan-05	2	563,831	0.08
Feb-05	4	1,072,681	0.15
Mar-05	44	9,214,312	1.31
Apr-05	56	11,217,481	1.6
May-05	71	13,320,413	1.89
Jun-05	2,262	430,823,400	61.27
Jul-05	1,106	181,123,775	25.76
May-06	5	1,069,423	0.15
Jun-06	191	39,352,299	5.6
Jul-06	85	15,450,389	2.2
Total:	3,826	703,208,004	100

Subseqeunt Periodic Cap (%)	Loans	Balance ($)	Balance
1	3,270	531,826,402	100
Total:	3,270	531,826,402	100

Non-Zero Minimum: 1.000
Maximum: 1.000

Non-Zero Weighted Average: 1.000

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14. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Jan-05	1	120,367	0.02
Feb-05	2	488,248	0.09
Mar-05	35	6,632,144	1.25
Apr-05	48	9,002,482	1.69
May-05	60	9,411,001	1.77
Jun-05	1,892	312,845,516	58.82
Jul-05	988	150,865,993	28.37
May-06	5	1,069,423	0.2
Jun-06	160	28,171,439	5.3
Jul-06	79	13,219,789	2.49
Total:	3,270	531,826,402	100

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15. Geographic Distribution of Mortgaged Properti

	Number	Aggregate Cut-off	% of Mortgage Pool by Aggregate Cut-off

13. Subseqeunt Periodic Cap (%)

Subseqeunt Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
1	556	171,381,602	100
Total:	556	171,381,602	100

Non-Zero Minimum: 1.000
Maximum: 1.000
Non-Zero Weighted Average: 1.000

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14. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Jan-05	1	443,465	0.26
Feb-05	2	584,433	0.34
Mar-05	9	2,582,168	1.51
Apr-05	8	2,214,999	1.29
May-05	11	3,909,412	2.28
Jun-05	370	117,977,884	68.84
Jul-05	118	30,257,782	17.66
Jun-06	31	11,180,860	6.52
Jul-06	6	2,230,600	1.3
Total:	556	171,381,602	100

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15. Geographic Distribution of Mortgaged Pi

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
California	1,422	336,851,676	34.66
New York	419	104,372,053	10.74
Florida	662	93,626,562	9.63
Illinois	344	58,900,102	6.06
New Jersey	184	37,977,637	3.91
Massachusetts	139	32,149,044	3.31
Arizona	220	27,054,062	2.78
Washington	129	25,436,098	2.62
Minnesota	140	23,345,831	2.4
Colorado	103	20,921,515	2.15
Texas	149	20,331,383	2.09
Nevada	113	19,791,717	2.04
Ohio	161	15,788,241	1.62
Michigan	126	15,077,703	1.55
Maryland	76	14,281,381	1.47
Other	885	126,033,964	12.97
Total:	**5,272**	**971,938,968**	**100**

Number of States/District of Columbia Represented: 43

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16. Occupancy

			% of Mortgage Pool by

Geographic Distribution of Mortgaged Properties	of Mortgage Loans	Date Principal Balance ($)	Date Principal Balance
California	1,075	218,213,232	30.82
Florida	565	76,516,866	10.81
New York	328	75,518,441	10.66
Illinois	274	42,705,490	6.03
New Jersey	147	28,097,790	3.97
Massachusetts	116	24,847,200	3.51
Arizona	197	23,434,148	3.31
Minnesota	129	21,730,895	3.07
Washington	107	18,468,366	2.61
Nevada	100	16,317,427	2.3
Colorado	86	15,269,398	2.16
Ohio	141	14,073,057	1.99
Texas	103	11,988,613	1.69
Michigan	96	11,573,134	1.63
Utah	71	10,231,096	1.44
Other	727	99,132,131	14
Total:	**4,262**	**708,117,282**	**100**

Number of States/District of Columbia Represented: 42

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16. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Primary	3,899	658,446,985	92.99
Non-Owner Occupied	332	45,017,588	6.36
Second Home	31	4,652,709	0.66
Total:	**4,262**	**708,117,282**	**100**

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15. Geographic Distribution of Mortgaged Pi

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
California	347	118,638,443	44.97
New York	91	28,853,613	10.94
Florida	97	17,109,696	6.49
Illinois	70	16,194,612	6.14
New Jersey	37	9,879,847	3.74
Texas	46	8,342,770	3.16
Massachusetts	23	7,301,844	2.77
Washington	22	6,967,731	2.64
Colorado	17	5,652,117	2.14
Maryland	19	4,465,539	1.69
Connecticut	15	4,160,450	1.58
Georgia	13	3,811,535	1.44
Arizona	23	3,619,914	1.37
Michigan	30	3,504,569	1.33
Nevada	13	3,474,290	1.32
Other	147	21,844,715	8.28
Total:	**1,010**	**263,821,686**	**100**

Number of States/District of Columbia Represented: 40

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16. Occupancy

	Number of	Aggregate Cut-off Date	% of Mortgage Pool by Aggregate Cut-off Date

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Aggregate Cut-off Date Principal Balance
Primary	4,814	907,901,216	93.41
Non-Owner Occupied	418	57,037,876	5.87
Second Home	40	6,999,876	0.72
Total:	**5,272**	**971,938,968**	**100**

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17. Property Type

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Single Family Residence	4,091	744,325,264	76.58
2-4 Family	440	92,977,789	9.57
Planned Unit Development	352	74,698,448	7.69
Condominium	360	56,703,664	5.83
Mobile Home	29	3,233,803	0.33
Total:	**5,272**	**971,938,968**	**100**

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18. Loan Purpose

	Number of	Aggregate Cut-off Date	% of Mortgage Pool by Aggregate Cut-off Date

17. Property Type

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Single Family Residence	3,300	535,478,209	75.62
2-4 Family	358	75,190,670	10.62
Planned Unit Development	272	49,437,196	6.98
Condominium	308	45,168,409	6.38
Mobile Home	24	2,842,798	0.4
Total:	**4,262**	**708,117,282**	**100**

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18. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Refinance - Cashout	2,111	355,038,614	50.14
Refinance - Rate Term	1,066	181,196,341	25.59
Purchase	1,085	171,882,328	24.27
Total:	**4,262**	***708,117,282***	***100***

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Occupancy	Mortgage Loans	Principal Balance ($)	Principal Balance
Primary	915	249,454,230	94.55
Non-Owner Occupied	86	12,020,288	4.56
Second Home	9	2,347,167	0.89
Total:	**1,010**	**263,821,686**	**100**

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17. Property Type

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Single Family Residence	791	208,847,055	79.16
Planned Unit Development	80	25,261,252	9.58
2-4 Family	82	17,787,119	6.74
Condominium	52	11,535,255	4.37
Mobile Home	5	391,005	0.15
Total:	**1,010**	**263,821,686**	**100**

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18. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Refinance - Cashout	511	131,199,373	49.73

Loan Purpose	Mortgage Loans	Principal Balance ($)	Principal Balance
Refinance - Cashout	2,622	486,237,987	50.03
Refinance - Rate Term	1,359	258,733,797	26.62
Purchase	1,291	226,967,184	23.35
Total:	5,272	971,938,968	100

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19. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Full	3,505	629,518,658	64.77
Stated Documentation	1,588	303,953,986	31.27
Limited	179	38,466,324	3.96
Total:	5,272	971,938,968	100

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20. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
500 - 524	211	37,098,430	3.82
525 - 549	361	61,634,825	6.34
550 - 574	992	168,924,324	17.38
575 - 599	674	120,023,448	12.35

19. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Full	2,877	468,141,494	66.11
Stated Documentation	1,248	215,745,827	30.47
Limited	137	24,229,961	3.42
Total:	4,262	708,117,282	100

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20. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
500 - 524	153	24,521,623	3.46
525 - 549	257	40,390,406	5.7
550 - 574	785	123,566,600	17.45
575 - 599	558	90,517,879	12.78
600 - 624	900	150,731,796	21.29
625 - 649	704	120,420,773	17.01
650 - 674	443	77,619,822	10.96
675 - 699	222	38,181,629	5.39
700 - 724	128	21,287,553	3.01
725 - 749	62	11,528,913	1.63
750 - 774	29	5,434,099	0.77
775 - 799	18	3,628,144	0.51
800 +	3	288,045	0.04
Total:	4,262	708,117,282	100

Non-Zero Minimum: 500

Refinance - Rate Term	293	77,537,456	29.39
Purchase	206	55,084,856	20.88
Total:	1,010	263,821,686	100

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19. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Full	628	161,377,164	61.17
Stated Documentation	340	88,208,159	33.43
Limited	42	14,236,363	5.4
Total:	1,010	263,821,686	100

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20. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
500 - 524	58	12,576,807	4.77
525 - 549	104	21,244,420	8.05
550 - 574	207	45,357,724	17.19
575 - 599	116	29,505,569	11.18
600 - 624	157	46,180,698	17.5
625 - 649	144	43,052,844	16.32
650 - 674	115	33,466,777	12.69

600 - 624	1,057	196,912,495	20.26
625 - 649	848	163,473,617	16.82
650 - 674	558	111,086,599	11.43
675 - 699	273	52,448,897	5.4
700 - 724	152	28,701,823	2.95
725 - 749	82	17,604,930	1.81
750 - 774	39	8,473,520	0.87
775 - 799	22	5,268,016	0.54
800 +	3	288,045	0.03
Total:	**5,272**	**971,938,968**	**100**

Non-Zero Minimum: 500
Maximum: 802

Non-Zero Weighted Average: 612

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21. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
0	920	175,841,627	18.09
12	370	81,721,248	8.41
24	2,775	490,215,607	50.44
36	1,207	224,160,486	23.06
Total:	**5,272**	**971,938,968**	**100**

Non-Zero Minimum: 12
Maximum: 36

Non-Zero Weighted Average: 26

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22. Risk Category - Combined

			% of

Maximum: 802
Non-Zero Weighted Average: 612

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21. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
0	685	122,112,989	17.24
12	280	55,122,273	7.78
24	2,365	372,904,491	52.66
36	932	157,977,528	22.31
Total:	**4,262**	**708,117,282**	**100**

Non-Zero Minimum: 12

Maximum: 36
Non-Zero Weighted Average: 26

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22. Risk Category - Combined

Risk Category - Combined	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
1	2,923	480,308,079	67.83
2	403	66,835,003	9.44
3	387	63,281,388	8.94
4	239	39,173,764	5.53

675 - 699	51	14,267,268	5.41
700 - 724	24	7,414,270	2.81
725 - 749	20	6,076,017	2.3
750 - 774	10	3,039,421	1.15
775 - 799	4	1,639,872	0.62
Total:	**1,010**	**263,821,686**	**100**

Non-Zero Minimum: 500

Maximum: 787
Non-Zero Weighted Average: 612

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21. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
0	235	53,728,637	20.37
12	90	26,598,975	10.08
24	410	117,311,116	44.47
36	275	66,182,958	25.09
Total:	**1,010**	**263,821,686**	**100**

Non-Zero Minimum: 12

Maximum: 36
Non-Zero Weighted Average: 26

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22. Risk Category - Combined

	Number	Aggregate Cut-off	% of Mortgage Pool by Aggregate Cut-off

Risk Category - Combined	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	Mortgage Pool by Aggregate Cut-off Date Principal Balance
1	3,548	648,724,932	66.75
2	517	98,329,317	10.12
3	464	80,435,664	8.28
4	303	53,434,937	5.5
5	156	33,604,949	3.46
6	45	6,839,739	0.7
A	169	35,515,218	3.65
AAA	1	287,361	0.03
A-	15	3,201,067	0.33
B	10	1,918,050	0.2
C	17	3,406,979	0.35
C-	27	6,240,754	0.64
Total:	5,272	971,938,968	100

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23. Conforming Balance

Conforming Balance	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Non-Conforming Balance	470	186,977,986	19.24
Conforming Balance	4,802	784,960,982	80.76
Total:	5,272	971,938,968	100

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5	106	18,730,781	2.65
6	7	1,224,770	0.17
A	149	28,955,153	4.09
AAA	1	287,361	0.04
A-	13	2,827,519	0.4
B	7	1,090,577	0.15
C	12	2,230,118	0.31
C-	15	3,172,770	0.45
Total:	4,262	708,117,282	100

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23. Conforming Balance

Conforming Balance	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Conforming Balance	4,262	708,117,282	100
Total:	4,262	708,117,282	100

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Risk Category - Combined	of Mortgage Loans	Date Principal Balance ($)	Date Principal Balance
1	625	168,416,853	63.84
2	114	31,494,315	11.94
3	77	17,154,277	6.5
4	64	14,261,173	5.41
5	50	14,874,168	5.64
6	38	5,614,969	2.13
A	20	6,560,065	2.49
A-	2	373,549	0.14
B	3	827,473	0.31
C	5	1,176,861	0.45
C-	12	3,067,984	1.16
Total:	1,010	263,821,686	100

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23. Conforming Balance

Conforming Balance	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Non-Conforming Balance	470	186,977,986	70.87
Conforming Balance	540	76,843,700	29.13
Total:	1,010	263,821,686	100

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FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Cut-off Date *Principal* Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date *Principal* Balance	Wtd Avg Orig LTV	Wtd Avg Effective LTV
500 - 524	211	37,098,430	3.82	72.62	70.08
525 - 549	361	61,634,825	6.34	73.89	68.45
550 - 574	992	168,924,324	17.38	81.71	71.62
575 - 599	674	120,023,448	12.35	82.64	68.04
600 - 624	1,057	196,912,495	20.26	86.18	71.19
625 - 649	848	163,473,617	16.82	85.37	67.95
650 - 674	558	111,086,599	11.43	85.16	65.73
675 - 699	273	52,448,897	5.4	85.55	64.83
700 - 724	152	28,701,823	2.95	86.19	65.53
725 - 749	82	17,604,930	1.81	85.22	63.66
750 - 774	39	8,473,520	0.87	81.25	62.55
775 - 799	22	5,268,016	0.54	87.12	68.94
800 +	3	288,045	0.03	80.31	60
Total:	**5,272**	**971,938,968**	**100**	**83.33**	**68.75**

LOANS with MI

1. Summary Statistics

Number of Mortgage Loans: 3,119
Aggregate Principal Balance ($): 570,505,428
Weighted Average Current Mortgage Rate (%): 7.115
Non-Zero Weighted Average Margin (%): 6.390
Non-Zero Weighted Average Maximum Rate (%): 13.282
Weighted Average Stated Original Term (months): 356
Weighted Average Stated Remaining Term (months): 355
Weighted Average Seasoning (months): 1
Weighted Average Original LTV (%): 84.83
% First Liens: 100.00
% Owner Occupied: 95.09
% Purchase: 26.63
% Full Doc: 77.20
% with MI: 100.00
Non-Zero Weighted Average Credit Score: 625

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2. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Fixed - 15 Year	41	5,850,437	1.03
Fixed - 20 Year	36	6,674,616	1.17
Fixed - 30 Year	1,024	198,246,119	34.75
ARM - 2 Year/6 Month	1,659	330,046,116	57.85
ARM - 3 Year/6 Month	159	29,688,140	5.2
Total:	3,119	570,505,428	100

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3. Range of Gross Interest Rates (%)

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
5.000 - 5.999	173	44,498,926	7.8
6.000 - 6.999	1,155	241,519,924	42.33
7.000 - 7.999	1,149	199,656,403	35
8.000 - 8.999	508	69,092,481	12.11
9.000 - 9.999	128	15,274,484	2.68
10.000 - 10.999	6	463,210	0.08
Total:	3,119	570,505,428	100

Minimum: 5.050
Maximum: 10.250
Weighted Average: 7.115

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4. Range of Principal Balances at Origination ($)

Loans without MI

1. Summary Statistics

Number of Mortgage Loans: 2,153
Aggregate Principal Balance ($): 401,433,540
Weighted Average Current Mortgage Rate (%): 7.918
Non-Zero Weighted Average Margin (%): 6.422
Non-Zero Weighted Average Maximum Rate (%): 14.041
Weighted Average Stated Original Term (months): 357
Weighted Average Stated Remaining Term (months): 356
Weighted Average Seasoning (months): 1
Weighted Average Original LTV (%): 81.19
% First Liens: 100.00
% Owner Occupied: 91.03
% Purchase: 18.70
% Full Doc: 47.10
% with MI: 0.00
Non-Zero Weighted Average Credit Score: 593

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2. Product Types

Product Types	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Fixed - 15 Year	43	5,771,940	1.44
Fixed - 20 Year	18	2,368,445	0.59
Fixed - 30 Year	284	49,819,408	12.41
ARM - 2 Year/6 Month	1,686	317,289,776	79.04
ARM - 3 Year/6 Month	122	26,183,971	6.52
Total:	2,153	401,433,540	100

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3. Range of Gross Interest Rates (%)

Range of Gross Interest Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
4.000 - 4.999	2	690,000	0.17
5.000 - 5.999	52	11,724,147	2.92
6.000 - 6.999	335	73,011,659	18.19
7.000 - 7.999	665	136,335,727	33.96
8.000 - 8.999	736	128,222,750	31.94
9.000 - 9.999	278	38,936,460	9.7
10.000 - 10.999	52	7,653,904	1.96
11.000 - 11.999	25	3,981,742	0.99
12.000 - 12.999	8	677,152	0.17
Total:	2,153	401,433,540	100

Minimum: 4.900
Maximum: 12.280
Weighted Average: 7.918

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Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	641	51,504,688.00	9.02
100,000.01 - 150,000.00	731	90,778,353.00	15.9
150,000.01 - 200,000.00	592	102,740,333.00	18
200,000.01 - 250,000.00	490	109,682,122.00	19.21
250,000.01 - 300,000.00	304	83,423,789.00	14.61
300,000.01 - 350,000.00	166	53,109,178.00	9.3
350,000.01 - 400,000.00	105	39,406,885.00	6.9
400,000.01 - 450,000.00	58	24,640,758.00	4.32
450,000.01 - 500,000.00	29	13,984,904.00	2.45
500,000.01 - 550,000.00	3	1,617,900.00	0.28
Total:	**3,119**	**570,888,910.00**	**100**

Minimum: 60,000.00
Maximum: 549,900.00
Average: 183,035.88
Total: 570,888,910.00

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5. Range of Cut-off Date Principal Balances ($)

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	*Aggregate Cut-off Date Principal Balance ($)*	% of Mortgage Pool by *Aggregate* Cut-off Date *Principal* Balance
50,001 - 75,000	242	16,322,700	2.86
75,001 - 100,000	399	35,152,177	6.16
100,001 - 125,000	391	43,986,704	7.71
125,001 - 150,000	342	47,042,459	8.25
150,001 - 175,000	315	51,123,012	8.96
175,001 - 200,000	275	51,256,136	8.98
200,001 - 225,000	277	58,998,577	10.34
225,001 - 250,000	213	50,607,934	8.87
250,001 - 275,000	156	40,737,499	7.14
275,001 - 300,000	148	42,625,319	7.47
300,001 - 325,000	109	34,003,028	5.96
325,001 - 350,000	57	19,066,858	3.34
350,001 - 375,000	53	19,271,278	3.38
375,001 - 400,000	52	20,103,453	3.52
400,001 - 425,000	30	12,409,336	2.18
425,001 - 450,000	28	12,209,162	2.14
450,001 - 475,000	9	4,143,276	0.73
475,001 - 500,000	20	9,830,534	1.72
500,001 - 750,000	3	1,615,986	0.28
Total:	**3,119**	**570,505,428**	**100**

Minimum: 59,948
Maximum: 549,600
Average: 182,913

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6. Range of Stated Original Terms *(months)*

	Number of Mortgage	Aggregate Cut-off Date Principal	% of Mortgage Pool by Aggregate Cut-off Date Principal

4. Range of Principal Balances at Origination ($)

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original *Principal Balance*
50,000.01 - 100,000.00	461	36,820,983.00	9.17
100,000.01 - 150,000.00	528	66,206,784.00	16.48
150,000.01 - 200,000.00	403	70,333,835.00	17.51
200,000.01 - 250,000.00	299	66,799,252.00	16.63
250,000.01 - 300,000.00	159	43,525,095.00	10.84
300,000.01 - 350,000.00	110	35,615,360.00	8.87
350,000.01 - 400,000.00	81	30,389,289.00	7.57
400,000.01 - 450,000.00	43	18,417,640.00	4.59
450,000.01 - 500,000.00	66	32,037,799.00	7.98
500,000.01 - 550,000.00	3	1,539,500.00	0.38
Total:	**2,153**	**401,685,537.00**	**100**

Minimum: 60,000.00
Maximum: 518,000.00
Average: 186,570.15
Total: 401,685,537.00

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5. Range of Cut-off Date Principal Balances ($)

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
50,001 - 75,000	183	12,408,356	3.09
75,001 - 100,000	278	24,394,281	6.08
100,001 - 125,000	249	27,926,365	6.96
125,001 - 150,000	279	38,240,624	9.53
150,001 - 175,000	211	34,307,861	8.55
175,001 - 200,000	192	35,978,835	8.96
200,001 - 225,000	170	36,164,714	9.01
225,001 - 250,000	129	30,592,624	7.62
250,001 - 275,000	90	23,561,618	5.87
275,001 - 300,000	70	20,235,190	5.04
300,001 - 325,000	61	19,090,434	4.76
325,001 - 350,000	48	16,202,745	4.04
350,001 - 375,000	42	15,231,013	3.79
375,001 - 400,000	39	15,139,697	3.77
400,001 - 425,000	17	6,996,375	1.74
425,001 - 450,000	26	11,408,018	2.84
450,001 - 475,000	19	8,764,900	2.18
475,001 - 500,000	47	23,251,913	5.79
500,001 - 750,000	3	1,537,976	0.38
Total:	**2,153**	**401,433,540**	**100**

Minimum: 59,962
Maximum: 517,310
Average: 186,453

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6. Range of Stated Original Terms *(months)*

		Aggregate	% of Mortgage Pool by Aggregate

Range of Stated Original Terms (months)	Loans	Balance ($)	Balance
180	47	6,389,636	1.12
240	50	8,453,317	1.48
360	3,022	555,662,475	97.4
Total:	3,119	570,505,428	100

Minimum: 180
Maximum: 360
Weighted Average: 356

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7. Range of Stated Remaining Terms (months)

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date *Principal* Balance ($)	% of Mortgage Pool by *Aggregate* Cut-off Date *Principal* Balance
169 - 180	47	6,389,636	1.12
229 - 240	50	8,453,317	1.48
349 - 360	3,022	555,662,475	97.4
Total:	3,119	570,505,428	100

Minimum: 177
Maximum: 360
Weighted Average: 355

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8. Range of Original LTV Ratios (%)

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date *Principal* Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date *Principal* Balance
60.01 - 65.00	105	18,690,161	3.28
65.01 - 70.00	134	23,618,796	4.14
70.01 - 75.00	209	38,170,521	6.69
75.01 - 80.00	556	110,883,051	19.44
80.01 - 85.00	478	93,143,264	16.33
85.01 - 90.00	1,061	183,220,858	32.12
90.01 - 95.00	576	102,778,777	18.02
Total:	3,119	570,505,428	100

Minimum: 60.19
Maximum: 95.00
Weighted Average: 84.83

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9. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance

Range of Stated Original Terms (months)	Number of Mortgage Loans	Cut-off Date Principal Balance ($)	Cut-off Date Principal Balance
180	43	5,771,940	1.44
240	*22*	*2,832,680*	*0.71*
360	2,088	392,828,920	97.86
Total:	2,153	401,433,540	100

Minimum: 180
Maximum: 360
Weighted Average: 357

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7. Range of Stated Remaining Terms (months)

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
169 - 180	43	5,771,940	1.44
229 - 240	*22*	2,832,680	0.71
349 - 360	2,088	392,828,920	97.86
Total:	2,153	401,433,540	100

Minimum: 179
Maximum: 360
Weighted Average: 356

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8. Range of Original LTV Ratios (%)

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
15.01 - 20.00	1	66,945	0.02
20.01 - 25.00	3	204,600	0.05
25.01 - 30.00	10	935,675	0.23
30.01 - 35.00	14	1,554,135	0.39
35.01 - 40.00	31	3,855,256	0.96
40.01 - 45.00	30	4,209,704	1.05
45.01 - 50.00	51	6,651,457	1.66
50.01 - 55.00	64	12,599,130	3.14
55.01 - 60.00	108	20,836,741	5.19
60.01 - 65.00	82	15,062,515	3.75
65.01 - 70.00	92	15,553,730	3.87
70.01 - 75.00	167	33,942,898	8.46
75.01 - 80.00	251	45,335,976	11.29
80.01 - 85.00	250	42,789,871	10.66
85.01 - 90.00	564	105,820,674	26.36
90.01 - 95.00	435	92,014,233	22.92
Total:	2,153	401,433,540	100

Minimum: 16.96
Maximum: 95.00
Weighted Average: 81.19

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<= 5.000	53	9,537,702	2.65
5.001 - 5.500	98	20,856,015	5.8
6.001 - 6.500	1,862	328,490,453	91.31
6.501 - 7.000	4	661,206	0.18
7.001 - 7.500	1	188,882	0.05
Total:	**2,018**	**359,734,257**	**100**

Non-Zero Minimum: 4.500
Maximum: 7.125
Non-Zero Weighted Average: 6.390

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10. Range of Minimum Mortgage Rates (%)

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
<= 7.500	1,094	223,685,252	62.18
7.501 - 8.000	415	68,701,946	19.1
8.001 - 8.500	242	34,553,446	9.61
8.501 - 9.000	167	21,372,512	5.94
9.001 - 9.500	71	8,660,329	2.41
9.501 - 10.000	23	2,297,563	0.64
10.001 - 10.500	6	463,210	0.13
Total:	**2,018**	**359,734,257**	**100**

Non-Zero Minimum: 5.100
Maximum: 10.250
Non-Zero Weighted Average: 7.282

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11. Range of Maximum Loan Rates (%)

Range of Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
<= 15.000	1,918	348,313,154	96.83
15.001 - 15.500	71	8,660,329	2.41
15.501 - 16.000	23	2,297,563	0.64
16.001 - 16.500	6	463,210	0.13
Total:	**2,018**	**359,734,257**	**100**

Non-Zero Minimum: 11.100
Maximum: 16.250
Non-Zero Weighted Average: 13.282

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12. Initial Periodic Cap (%)

	Number of	Aggregate Cut-off Date	% of Mortgage Pool by Aggregate Cut-off Date

9. Range of Gross Margins (%)

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
<= 5.000	47	8,521,695	2.48
5.001 - 5.500	58	12,640,575	3.68
5.501 - 6.000	1	225,000	0.07
6.001 - 6.500	1,678	316,996,200	92.29
6.501 - 7.000	2	380,138	0.11
7.001 - 7.500	22	4,710,139	1.37
Total:	**1,808**	**343,473,747**	**100**

Non-Zero Minimum: 4.500
Maximum: 7.125
Non-Zero Weighted Average: 6.422

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10. Range of Minimum Mortgage Rates (%)

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
<= 7.500	426	102,738,592	29.91
7.501 - 8.000	386	76,390,306	22.24
8.001 - 8.500	342	62,682,415	18.25
8.501 - 9.000	332	54,698,385	15.93
9.001 - 9.500	168	23,418,196	6.82
9.501 - 10.000	84	12,826,786	3.73
10.001 - 10.500	29	4,764,886	1.39
10.501 - 11.000	10	1,570,144	0.46
11.001 - 11.500	11	2,071,650	0.6
11.501 - 12.000	14	1,785,235	0.52
12.001 - 12.500	6	527,152	0.15
Total:	**1,808**	**343,473,747**	**100**

Non-Zero Minimum: 4.900
Maximum: 12.280
Non-Zero Weighted Average: 8.041

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11. Range of Maximum Loan Rates (%)

Range of Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
<= 15.000	1,486	296,509,699	86.33
15.001 - 15.500	168	23,418,196	6.82
15.501 - 16.000	84	12,826,786	3.73
16.001 - 16.500	29	4,764,886	1.39

Initial Periodic Cap (%)	Mortgage Loans	Principal Balance ($)	Principal Balance
2	1,956	348,408,435	96.85
3	62	11,325,822	3.15
Total:	**2,018**	**359,734,257**	**100**

Non-Zero Minimum: 2.000
Maximum: 3.000
Non-Zero Weighted Average: 2.031

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13. Subseqeunt Periodic Cap (%)

Subseqeunt Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
1	2,018	359,734,257	100
Total:	**2,018**	**359,734,257**	**100**

Non-Zero Minimum: 1.000
Maximum: 1.000
Non-Zero Weighted Average: 1.000

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14. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Jan-05	1	443,465	0.12
Mar-05	26	6,515,461	1.81
Apr-05	19	4,132,782	1.15
May-05	28	4,602,568	1.28
Jun-05	1,170	213,486,214	59.35
Jul-05	615	100,865,626	28.04
May-06	2	413,371	0.11
Jun-06	104	20,137,285	5.6
Jul-06	53	9,137,484	2.54
Total:	**2,018**	**359,734,257**	**100**

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15. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Propertie	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
California	649	200,844,477	35.2
Florida	430	59,468,579	10.42
New York	216	55,529,338	9.73

16.501 - 17.000	10	1,570,144	0.46
17.001 - 17.500	11	2,071,650	0.6
17.501 - 18.000	14	1,785,235	0.52
18.001 - 18.500	6	527,152	0.15
Total:	**1,808**	**343,473,747**	**100**

Non-Zero Minimum: 10.900
Maximum: 18.280
Non-Zero Weighted Average: 14.041

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12. Initial Periodic Cap (%)

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
2	1,770	335,560,887	97.7
3	38	7,912,860	2.3
Total:	**1,808**	**343,473,747**	**100**

Non-Zero Minimum: 2.000
Maximum: 3.000
Non-Zero Weighted Average: 2.023

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13. Subseqeunt Periodic Cap (%)

Subseqeunt Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
1	1,808	343,473,747	100
Total:	**1,808**	**343,473,747**	**100**

Non-Zero Minimum: 1.000
Maximum: 1.000
Non-Zero Weighted Average: 1.000

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14. Next Rate Adjustment Dates

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Jan-05	1	120,367	0.04
Feb-05	4	1,072,681	0.31
Mar-05	18	2,698,850	0.79
Apr-05	37	7,084,698	2.06
May-05	43	8,717,845	2.54
Jun-05	1,092	217,337,186	63.28
Jul-05	491	80,258,149	23.37

Illinois	208	35,002,029	6.14
New Jersey	115	24,327,306	4.26
Massachusetts	72	16,581,351	2.91
Minnesota	79	14,000,089	2.45
Texas	103	13,651,521	2.39
Nevada	74	13,176,078	2.31
Washington	67	12,427,376	2.18
Colorado	59	11,918,168	2.09
Arizona	99	11,813,159	2.07
Ohio	100	9,928,535	1.74
Utah	49	8,691,953	1.52
Maryland	43	8,181,691	1.43
Other	556	74,963,779	13.14
Total:	3,119	570,505,428	100

Number of States/District of Columbia Represented: 43

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16. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Primary	2,897	542,491,619	95.09
Non-Owner Occupied	197	24,241,209	4.25
Second Home	25	3,772,599	0.66
Total:	3,119	570,505,428	100

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17. Property Type

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Single Family Residence	2,402	435,516,732	76.34
2-4 Family	251	53,290,717	9.34
Planned Unit Development	226	45,862,194	8.04
Condominium	225	34,124,478	5.98
Mobile Home	15	1,711,308	0.3
Total:	3,119	570,505,428	100

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18. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Refinance - Cashout	1,264	240,454,679	42.15

May-06	3	656,052	0.19
Jun-06	87	19,215,014	5.59
Jul-06	32	6,312,905	1.84
Total:	1,808	343,473,747	100

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15. Geographic Distribution of Mortgaged Properties

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
California	573	136,007,199	33.88
New York	203	48,842,715	12.17
Florida	232	34,157,983	8.51
Illinois	136	23,898,073	5.95
Massachusetts	67	15,567,693	3.88
Arizona	121	15,240,903	3.8
New Jersey	69	13,650,331	3.4
Washington	62	13,008,722	3.24
Minnesota	61	9,345,742	2.33
Colorado	44	9,003,347	2.24
Michigan	62	7,159,202	1.78
Texas	46	6,679,862	1.66
Nevada	39	6,615,639	1.65
Connecticut	32	6,490,093	1.62
Maryland	33	6,099,690	1.52
Other	373	49,666,345	12.37
Total:	2,153	401,433,540	100

Number of States/District of Columbia Represented: 42

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16. Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Primary	1,917	365,409,596	91.03
Non-Owner Occupied	221	32,796,667	8.17
Second Home	15	3,227,277	0.8
Total:	2,153	401,433,540	100

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17. Property Type

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance

Refinance - Rate Term	954	178,138,852	31.22
Purchase	901	151,911,897	26.63
Total:	**3,119**	**570,505,428**	**100**

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19. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Full	2,444	440,437,323	77.2
Stated Documentation	539	101,332,308	17.76
Limited	136	28,735,797	5.04
Total:	**3,119**	**570,505,428**	**100**

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20. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
500 - 524	35	5,587,092	0.98
525 - 549	121	19,859,096	3.48
550 - 574	441	73,853,127	12.95
575 - 599	419	73,499,872	12.88
600 - 624	627	115,033,498	20.16
625 - 649	576	109,954,683	19.27
650 - 674	419	83,841,481	14.7
675 - 699	230	41,877,506	7.34
700 - 724	127	21,785,848	3.82
725 - 749	73	15,023,909	2.63
750 - 774	30	6,139,736	1.08
775 - 799	18	3,761,535	0.66
800 +	3	288,045	0.05
Total:	**3,119**	**570,505,428**	**100**

Non-Zero Minimum: 501
Maximum: 802
Non-Zero Weighted Average: 625

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21. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
0	542	96,971,436	17
12	238	53,860,868	9.44

Single Family Residence	1,689	308,808,533	76.93
2-4 Family	189	39,687,073	9.89
Planned Unit Development	126	28,836,254	7.18
Condominium	135	22,579,186	5.62
Mobile Home	14	1,522,494	0.38
Total:	**2,153**	**401,433,540**	**100**

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18. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Refinance - Cashout	1,358	245,783,309	61.23
Refinance - Rate Term	405	80,594,944	20.08
Purchase	390	75,055,287	18.7
Total:	**2,153**	**401,433,540**	**100**

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19. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Stated Documentation	1,049	202,621,678	50.47
Full	1,061	189,081,335	47.1
Limited	43	9,730,527	2.42
Total:	**2,153**	**401,433,540**	**100**

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20. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
500 - 524	176	31,511,338	7.85
525 - 549	240	41,775,729	10.41
550 - 574	551	95,071,198	23.68
575 - 599	255	46,523,576	11.59
600 - 624	430	81,878,996	20.4
625 - 649	272	53,518,933	13.33
650 - 674	139	27,245,118	6.79
675 - 699	43	10,571,392	2.63
700 - 724	25	6,915,975	1.72
725 - 749	9	2,581,020	0.64
750 - 774	9	2,333,784	0.58
775 - 799	4	1,506,481	0.38

24	1,492	260,397,403	45.64
36	847	159,275,721	27.92
Total:	**3,119**	**570,505,428**	**100**

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 27

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22. Risk Category - Combined

Risk Category - Combined	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
1	2,421	438,643,955	76.89
2	320	61,118,440	10.71
3	222	38,073,365	6.67
4	17	3,524,818	0.62
A	128	27,071,585	4.75
AAA	1	287,361	0.05
A-	9	1,606,223	0.28
B	1	179,681	0.03
Total:	**3,119**	**570,505,428**	**100**

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23. Conforming Balance

Conforming Balance	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Non-Conforming Balance	241	94,088,035	16.49
Conforming Balance	2,878	476,417,393	83.51
Total:	**3,119**	**570,505,428**	**100**

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Total:	**2,153**	**401,433,540**	**100**

Non-Zero Minimum: 500
Maximum: 787
Non-Zero Weighted Average: 593

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21. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
0	378	78,870,191	19.65
12	132	27,860,380	6.94
24	1,283	229,818,204	57.25
36	360	64,884,765	16.16
Total:	**2,153**	**401,433,540**	**100**

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 25

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22. Risk Category - Combined

Risk Category - Combined	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
1	1,127	210,080,977	52.33
2	197	37,210,877	9.27
3	242	42,362,300	10.55
4	286	49,910,119	12.43
5	156	33,604,949	8.37
6	45	6,839,739	1.7
A	41	8,443,633	2.1
A-	6	1,594,844	0.4
B	9	1,738,369	0.43
C	17	3,406,979	0.85
C-	27	6,240,754	1.55
Total:	**2,153**	**401,433,540**	**100**

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23. Conforming Balance

Conforming Balance	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance
Non-Conforming Balance	229	92,889,951	23.14
Conforming Balance	1,924	308,543,589	76.86

Total:	2,153	401,433,540	100

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